SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
**Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934
(Amendment No.   )**

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ROADWAY CORPORATION
(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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TABLE OF CONTENTS



February 22, 2002

Dear Shareholder:

You are cordially invited to attend the 2002 Annual Meeting of Shareholders of Roadway Corporation, which will be held on Wednesday, March 27, 2002, at 9:00 a.m. at the Sheraton Four Points Hotel, located at 3150 West Market Street, Fairlawn, Ohio.

At the Annual Meeting, you will be asked to elect seven Directors to the Board of Directors, to approve amendments to the Equity Ownership Plan, Nonemployee Directors' Stock Option Plan, Nonemployee Directors' Equity and Deferred Compensation Plan and 2001 Employee Stock Purchase Plan, to approve the adoption of the Nonemployee Directors' Equity Ownership Plan, and to approve the appointment of the independent auditors of the Company for the current fiscal year.

The Company has enclosed a copy of its 2001 Annual Report for the year ended December 31, 2001 with this notice of annual meeting of shareholders and proxy statement.

Please read the enclosed information carefully before completing and returning the enclosed proxy card. Returning your proxy card as soon as possible will assure your representation at the meeting, whether or not you plan to attend. If you do attend the annual meeting, you may, of course, withdraw your proxy should you wish to vote in person.

Sincerely,
/s/ Michael W. Wickham
MICHAEL W. WICKHAM
Chairman and Chief Executive Officer



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

March 27, 2002

To The Shareholders:

You are hereby notified that the Annual Meeting of Shareholders of Roadway Corporation, a Delaware corporation (the "Company"), will be held Wednesday, March 27, 2002, at 9:00 a.m. at the Sheraton Four Points Hotel, located at 3150 West Market Street, Fairlawn, Ohio, for the purpose of:

1. Electing seven Directors to the Board of Directors consisting of Frank P. Doyle, John F. Fiedler, Dale F. Frey, Phillip J. Meek, Carl W. Schafer, Sarah Roush Werner, and Michael W. Wickham;

2. Approving an amendment to the Roadway Corporation Equity Ownership Plan, as amended, to increase the number of shares of common stock available for issuance under the plan;

3. Approving the adoption of the Roadway Corporation Nonemployee Directors' Equity Ownership Plan;

4. Approving an amendment to the Roadway Corporation Nonemployee Directors' Stock Option Plan;

5. Approving an amendment to the Roadway Corporation Nonemployee Directors' Equity and Deferred Compensation Plan;

6. Approving an amendment to the Roadway Corporation 2001 Employee Stock Purchase Plan;

7. Approving the designation of Ernst & Young LLP as the independent auditors of the Company for the year ending December 31, 2002; and

8. Transacting such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The record of shareholders entitled to notice and to vote at the meeting was taken as of the close of business on February 12, 2002.

You are invited to attend the meeting, but whether or not you expect to attend in person, please mark, sign, date, and return the enclosed proxy in the accompanying postage-paid envelope so that your shares will be represented at the meeting or adjournment thereof.

If you wish to have your vote treated in a confidential manner, please mark the box "Confidential Vote Requested" on your proxy card.

JOHN J. GASPAROVIC
Secretary

February 22, 2002

ROADWAY CORPORATION
1077 Gorge Boulevard
Akron, Ohio 44310

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 27, 2002

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Roadway Corporation, a Delaware corporation (the "Company"), of proxies to be used at the annual meeting of shareholders of the Company to be held on March 27, 2002 (the "Annual Meeting"). The Notice of Annual Meeting of Shareholders, this Proxy Statement, and related proxy card are being mailed to shareholders on or about February 22, 2002.

Shareholders of record of the Company at the close of business on February 12, 2002 will be entitled to vote at the Annual Meeting (the "Record Date"). On that date, the Company had outstanding and entitled to vote 19,386,938 shares of common stock, par value $0.01 per share ("Common Stock"). Each share of Common Stock entitles the holder to one vote on all matters properly brought before the meeting, including the election of directors.

Shares can be voted only if the shareholder is present in person or by proxy. The Company has a policy relating to proxy voting and independent tabulation and inspection of elections. The policy provides that the Company will furnish shareholders the opportunity to request confidential treatment of their votes. There is a place on the enclosed proxy card for shareholders to make such an election. If a shareholder so requests confidential treatment, an independent vote tabulator and the independent inspectors of election will keep the shareholder's vote permanently confidential and not disclose the vote to anyone. This policy will be in effect at the Annual Meeting. Confidential treatment will not apply when disclosure is required by law or under certain other limited circumstances.

You may revoke your proxy at any time prior to the exercise of the powers it confers by giving notice to the Company in writing or by a later executed proxy. Attendance at the Annual Meeting will not automatically revoke a proxy, but a shareholder attending the Annual Meeting may request a ballot and vote in person, thereby revoking a previously granted proxy. The shares represented by properly executed proxies will, unless such proxies have previously been revoked, be voted in the manner specified on the proxies. If specific choices are not indicated on a properly executed proxy, the shares represented by such proxies received will be voted: (i) for the nominees for Director named in this Proxy Statement; (ii) for approval of the amendment to the Roadway Corporation Equity Ownership Plan, as amended (the "Equity Ownership Plan"); (iii) for approval of the adoption of the Nonemployee Directors' Equity Ownership Plan (the "Directors' Equity Ownership Plan"); (iv) for approval of the amendment to the Roadway Corporation Directors' Stock Option Plan (the "Directors' Stock Option Plan"); (v) for approval of the amendment to the Nonemployee Directors' Equity and Deferred Compensation Plan (the "Directors' Equity and Deferred Compensation Plan"); (vi) for approval of the amendment to the Roadway Corporation 2001 Employee Stock Purchase Plan, as amended (the "Employee Stock Purchase Plan"); (vii) for approval of the appointment of Ernst & Young LLP as independent auditors; and (viii) in accordance with the best judgment of the persons named in the enclosed proxy, or their substitutes, for any other matters that properly come before the Annual Meeting. As of the date hereof, the Board of Directors is not aware of any matter to be presented for action at the meeting other than those set forth herein.

The presence, in person or by proxy, of the holders of a majority of the total number of outstanding shares of Common Stock entitled to vote is necessary to constitute a quorum for any business to be transacted at the Annual Meeting. Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner. Directors are elected by a plurality of the affirmative votes cast. The affirmative vote by the holders of a majority of the total number of shares of Common

Stock present in person or represented by proxy and entitled to vote on the matter is required to approve any other matter to be acted upon at the Annual Meeting. Abstentions and "broker non-votes" are not counted for purposes of approving any of the matters to be acted upon at the Annual Meeting.

The Board of Directors has designated Michael W. Wickham, Chairman and Chief Executive Officer; James D. Staley, President and Chief Operating Officer; and J. Dawson Cunningham, Executive Vice President and Chief Financial Officer, as proxies for appointment by shareholders to represent and vote their shares in accordance with their directions.

HOLDING COMPANY STRUCTURE

Effective May 30, 2001, Roadway Express, Inc. ("Roadway Express") reorganized its corporate structure by forming a holding company (the "Holding Company Reorganization"). The new holding company, Roadway Corporation, is a Delaware corporation. As a result of the Holding Company Reorganization, Roadway Express became a wholly owned subsidiary of Roadway Corporation and all the business and operations previously conducted by Roadway Express and its subsidiaries are now conducted by Roadway Corporation and its subsidiaries. The certificate of incorporation and bylaws of Roadway Corporation are substantially similar to the certificate of incorporation and bylaws of Roadway Express immediately prior to the Holding Company Reorganization. The capital stock of Roadway Corporation has the same designations, rights, and preferences as the capital stock of Roadway Express immediately prior to the Holding Company Reorganization and the Common Stock is listed for trading on the Nasdaq National Market under the symbol "ROAD," as was the common stock of Roadway Express.

ELECTION OF DIRECTORS

(Proposal No. 1)

The By-Laws of the Company provide that the Board of Directors shall consist of not less than three members, as fixed by the Board of Directors from time to time. The Board of Directors has fixed the number at seven. At the Annual Meeting, seven Directors are to be elected to hold office until the Company's next annual meeting. Upon the recommendation of its Compensation and Nominating Committee, the Board of Directors recommends that the seven nominees for Director be elected at the Annual Meeting. All nominees have consented to being named and to serve if elected. If any nominee becomes unavailable for any reason, the proxies will be voted for the election of such other person as a Director as the Compensation and Nominating Committee may recommend.

Director Nominees

Information regarding the nominees to the Board of Directors of the Company is set forth below.

Name	Present Positions, Recent Business Experience and Age
Frank P. Doyle	Director of the Company since January 1996. Now retired, he was the Vice Chairman and Chief Executive Officer of Compaq Computer Corporation, a computer manufacturing and services company, from April 1999 through July 1999. He served as Executive Vice President of General Electric Company, a manufacturing, services, and technology company, from 1992 through 1995. Age 70.
John F. Fiedler	Director of the Company since March 1999. He has been the Chairman of BorgWarner Inc., a supplier of highly engineered systems and components primarily for automotive powertrain applications, since March 1996, Chief Executive Officer of BorgWarner since January 1995, President from June 1994 through March 1996, and Chief Operating Officer from June 1994 through December 1994. He was Executive Vice President- North America Tire Division of The Goodyear Tire & Rubber Company, a manufacturer of tire and rubber products, from 1991 through 1994. Director: Dal-Tile International Inc. Age 63.

Name	Present Positions, Recent Business Experience and Age
Dale F. Frey	Director of the Company since January 1998. Now retired, he was the Chairman and Chief Executive Officer of General Electric Investment Corporation from 1984 through early 1997, and Vice President and Treasurer of General Electric Company, a manufacturing, services, and technology company, from 1980 through January 1994. Director: Aftermarket Technology Corp., Praxair, Inc., McLeodUSA Incorporated, The Yankee Candle Company, Inc. and Community Health Systems. Age 69.
Phillip J. Meek	Director of the Company since January 1996. Now retired, he was Senior Vice President, Capital Cities/ ABC, Inc., a broadcasting, cable, and publishing company, and President of its publishing group from 1986 through 1997. Trustee: Ohio Wesleyan University and vice-chair of its Board of Trustees. Director: Guideposts, a church organization. Age 64.
Carl W. Schafer	Director of the Company since January 1996. President of The Atlantic Foundation, supporting oceanographic research, since 1990. Director: Frontier Oil Corporation, Electronic Clearing House, Inc., Nutraceutix, Inc., Labor Ready, Inc., The UBS PaineWebber, Guardian Life Insurance and Harding Loevner Groups of Mutual Funds, and the EII Realty Securities Trust. Age 66.
Sarah Roush Werner	Director of the Company since January 1996. She was a director of Roadway Services, Inc. from 1970 through 1995. She is a private investor. Age 71.
Michael W. Wickham	Chairman of the Board of the Company since March 1998, and Chief Executive Officer since January 1996. He served as President of the Company from July 1990 through March 1998 and Director of the Company since 1989. He also served as Vice President-Administration and Finance from January 1990 through June 1990. Age 55.

Committees and Directors Meetings

The Board of Directors has two standing committees: the Audit Committee and the Compensation and Nominating Committee.

The members of the Audit Committee are Carl W. Schafer (Chairman), John F. Fiedler, and Phillip J. Meek. The Audit Committee oversees the financial affairs of the Company.

The members of the Compensation and Nominating Committee are Frank P. Doyle, Dale F. Frey, and Phillip J. Meek (Chairman). The Compensation and Nominating Committee recommends compensation for executive officers of the Company and reviews and recommends criteria and specific candidates for membership to the Board of Directors. Written recommendations for nominees to the Board of Directors to be elected at the 2003 annual meeting of shareholders (the "2003 Annual Meeting") will be considered by the Compensation and Nominating Committee if such recommendations are received in accordance with the Company's By-Laws by the Secretary of the Company at its principal offices at least 70 days prior to the 2003 Annual Meeting or, if the Company does not make a public announcement of the date of the 2003 Annual Meeting at least 80 days prior to such meeting, not later than ten days after the actual public announcement of the 2003 Annual Meeting.

The Board of Directors held six meetings in 2001. The Compensation and Nominating Committee met three times and the Audit Committee met two times. All of the Directors attended at least seventy-five percent of the total meetings held by the Board of Directors and the committees on which they served in 2001.

Director Compensation

Except as set forth below, during 2001 each Nonemployee Director of the Company received an annual retainer of $18,000 plus (a) $4,000 for each committee membership, (b) $2,000 for each committee chairmanship and (c) 100 shares of Common Stock. In addition to his or her annual retainer, each Nonemployee Director received $1,500 for each meeting of the Board of Directors or a committee that such Director attended.

Nonemployee Directors may elect to take all or a portion of their annual retainer in stock options under the Directors' Stock Option Plan. In addition, Nonemployee Directors may elect to take all or part of their compensation for services as a Director, including their annual retainer, fees for committee positions, and attendance fees, in shares of Common Stock under the Directors' Equity and Deferred Compensation Plan. The Directors' Equity and Deferred Compensation Plan permits Directors to defer all or a portion of his or her fees, whether taken in the form of shares of Common Stock or cash. In 2001, each of Frank P. Doyle, Dale F. Frey, and Phillip J. Meek elected to take stock options under the Directors' Stock Option Plan in lieu of cash and shares of Common Stock for their annual retainers. In 2001, Frank P. Doyle elected to take shares of Common Stock under the Directors' Equity and Deferred Compensation Plan in lieu of cash for his meeting attendance fees and to defer receipt of such shares under the Plan.

BENEFICIAL OWNERSHIP OF COMMON STOCK

Except as otherwise noted, the following table sets forth certain information as of January 31, 2002 as to the security ownership of those persons owning of record or known to the Company to be the beneficial owner of more than five percent of the Common Stock; the beneficial ownership of Common Stock by each Director nominee and executive officer named in the Summary Compensation Table; and all Director nominees and executive officers as a group. Except as otherwise noted, the information with respect to beneficial ownership has been furnished by the respective Director nominee, executive officer, or five percent beneficial owner, as the case may be. Unless otherwise indicated, the persons named below have sole voting and investment power with respect to the number of shares set forth opposite their names. Beneficial ownership of the Common Stock has been determined for this purpose in accordance with the applicable rules and regulations promulgated under the Securities Exchange Act of 1934 (the "Exchange Act").

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Shares of Common Stock Beneficially Owned
Sarah Roush Werner P. O. Box 503 Bellevue, Washington 98009-0503	1,696,101 (a)	8.8%
Roadway Corporation 401(k) Stock Savings Plan Key Trust Company of Ohio, National Association, Trustee	5,295,869 (b)	27.3%
Frank P. Doyle	13,059 (c)	*
John F. Fiedler	2,317	*
Dale F. Frey	9,673 (c)	*
Phillip J. Meek	17,489 (c)	*
Carl W. Schafer	1,100 (e)	*
Michael W. Wickham	263,085 (d)(e)(f)(h)(i)	1.4%
James D. Staley	109,606 (f)(g)(h)	*
J. Dawson Cunningham	111,620 (d)(e)(f)(h)(i)	*
John D. Bronneck	77,457 (d)(f)(g)(h)	*
John J. Gasparovic	20,367 (d)(f)(g)(h)	*
All Directors and executive officers as a group (11 persons)	2,321,874 (a)(c)(d)(e)(f)(g)(h)(i)	11.9%

* Less than one percent.

(a) Includes 43,340 shares as to which Mrs. Werner has investment and voting power although she disclaims any beneficial ownership.

(b) Pursuant to the terms of the Roadway Corporation 401(k) Stock Savings Plan, participants are entitled to instruct the trustee as to the voting of any shares allocated to their account(s), and shares for which no direction is received by the trustee. The trustee must vote the shares as directed.

(c) Includes shares subject to stock options exercisable on or prior to April 1, 2002 granted pursuant to the Directors' Stock Option Plan for payment of directors' fees, as follows: Mr. Doyle, 8,218 shares; Mr. Frey, 9,673 shares; Mr. Meek, 11,289 shares; and all Directors and executive officers as a group, 29,180.

(d) Includes shares subject to stock options exercisable on or prior to April 1, 2002 granted pursuant to the Equity Ownership Plan, as follows: Mr. Wickham, 75,000 shares; Mr. Cunningham, 27,750 shares; Mr. Bronneck, 13,000 shares; Mr. Gasparovic, 1,750 shares; and all Directors and executive officers as a group, 117,500.

(e) Includes shares held in an individual retirement account, as follows: Mr. Schafer, 500 shares; Mr. Wickham, 2,344 shares; Mr. Cunningham, 735 shares; and all Directors and executive officers as a group, 3,579.

(f) Includes shares held pursuant to the Roadway Corporation 401(k) Stock Savings Plan, as follows: Mr. Wickham, 12,340 shares; Mr. Staley, 9,290 shares; Mr. Cunningham, 6,528 shares; Mr. Bronneck 10,286 shares; Mr. Gasparovic 128 shares; and all Directors and executive officers as a group, 38,572 shares.

(g) Includes shares of restricted stock and stock granted as long-term compensation under the Roadway Corporation Management Incentive Stock Plan (the "Management Incentive Stock Plan"), as follows: Mr. Staley, 47,347 shares; Mr. Bronneck, 34,090 shares; Mr. Gasparovic, 1,769 shares; and all Directors and executive officers as a group, 83,206 shares.

(h) Includes shares of restricted stock granted under the Equity Ownership Plan, as follows: Mr. Wickham, 47,043 shares; Mr. Staley, 50,202 shares; Mr. Cunningham, 16,801 shares; Mr. Bronneck, 20,081 shares; Mr. Gasparovic, 16,720 shares; and all Directors and executive officers as a group, 150,847 shares.

(i) Includes shares held by family members who reside with the executive officer as to which beneficial ownership is disclaimed, as follows: Mr. Wickham, 10,350 shares; and Mr. Cunningham, 1,125 shares. As a group, all Directors and executive officers disclaim beneficial ownership of 54,815 shares.

COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth information concerning annual compensation for services rendered to the Company for 1999, 2000, and 2001 by those persons who were the chief executive officer and the other four most highly compensated executive officers of the Company during 2001 (collectively, the "Named Officers").

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation Salary($)	Bonus($)	Other Annual Compensation ($)(a)	Long-Term Compensation Awards Restricted Stock Awards ($)(b)	Securities Underlying Options (#)(c)	Payouts LTIP Payouts ($)(d)	All Other Compensation (e)
Michael W. Wickham	2001	$500,000	$204,759	$3,540	$1,059,500	—	$647,584	$216,793
Director, Chairman and	2000	450,000	425,798	4,720	306,977	—	—	198,293
Chief Executive Officer	1999	450,000	330,000	4,720	206,146	150,000	—	103,600
James D. Staley	2001	$290,000	$112,804	$3,360	$ 529,750	—	$ —	$118,683
President and Chief	2000	280,000	283,776	3,360	223,600	—	—	100,858
Operating Officer	1999	264,000	206,000	3,360	150,155	60,000	—	59,477
J. Dawson Cunningham,	2001	$250,000	$ 98,465	$2,520	$ 423,800	—	$493,248	$112,313
Executive Vice	2000	237,000	233,780	3,360	206,400	—	—	75,872
President								
and Chief Financial	1999	236,900	183,750	3,360	138,605	55,500	—	61,911
Officer								
John D. Bronneck	2001	$220,000	$ 73,966	$2,000	$ 211,900	—	$ —	$ 79,939
Roadway Express, Inc.	2000	205,000	195,265	2,000	180,600	—	—	62,559
Vice President –	1999	195,700	153,450	2,000	121,279	26,000	—	50,380
Operations								
John J. Gasparovic (f)	2001	$230,000	$ 92,004	$ —	$ 211,900	—	$ —	$ 40,177
Vice President, General	2000	154,805	80,951	—	63,554	7,000	—	75,299
Counsel, and Secretary								

(a) Reflects cash dividends paid on stock granted as long-term incentive compensation under the Management Incentive Stock Plan.

(b) Reflects shares of restricted stock granted under the Equity Ownership Plan on January 1, 2001 and the Management Incentive Stock Plan on each of January 1, 2000 and January 1, 1999, in each case valued on the basis of the Company's stock price on the date of grant. The shares of restricted stock granted on January 1, 2001 have partially vested with respect to the six-month holding period required under the conditions of the grant, and the shares of restricted stock granted on January 1, 2000 and January 1, 1999 have partially vested with respect to the attainment of certain management objectives based upon stock appreciation. However, for Named Officers under the age of 55, all such shares of restricted stock remain subject to a substantial risk of forfeiture, which will lapse upon the executive officers' attainment of age 55, provided that the executive officer has remained in the continuous employ of the Company or one of its subsidiaries or in the event that certain change in control events occur. The shares of restricted stock that remain subject to forfeiture entitle the executive officer to all of the rights of a shareholder generally, including the right to vote the shares and receive any dividends that may be paid thereon. The number and value of the aggregate restricted stock holdings for each of the above Named Officers with restricted stock as of December 31, 2001 was as follows: Mr. Staley, 55,547 shares with a value of $2,038,575; Mr. Bronneck, 34,090 shares with a value of $1,251,103; and Mr. Gasparovic, 11,769 shares with a value of $431,922.

(c) Reflects grants of stock options awarded under the Equity Ownership Plan.

(d) Reflects payouts of shares granted as long-term incentive compensation under the Management Incentive Stock Plan awarded on January 1, 1996 for which certain management objectives were reached on December 31, 1997 and to which all restrictions have lapsed due to the executive officer's attainment of age 55.

(e) Reflects for 2001 (i) dividend equivalents earned on stock credits held under the Roadway Corporation Long-Term Stock Award Incentive Plan, as follows: Mr. Cunningham, $2,332; and Mr. Bronneck, $927; (ii) interest earned on stock credits converted into a cash balance account under the Roadway Corporation Long-Term Stock Award Incentive Plan, as follows: Mr. Wickham, $88,085; Mr. Staley, $25,561; Mr. Cunningham, $28,770; and Mr. Bronneck, $439; (iii) Company matching contributions under the Roadway Corporation 401(k) Stock Savings Plan, a voluntary contributory defined contribution employee benefit plan, as follows:

Mr. Wickham, $5,175; Mr. Staley, 7,650; Mr. Cunningham, $7,269; Mr. Bronneck, $7,650; and Mr. Gasparovic, $1,509; and (iv) the value of premiums paid by the Company for split-dollar life insurance coverage under the Roadway Corporation Split Dollar Life Insurance Plan, as follows: Mr. Wickham, $123,533; Mr. Staley, $85,472; Mr. Cunningham, $73,942; Mr. Bronneck, $70,923; and Mr. Gasparovic, $38,668. Compensation attributable to split-dollar insurance represents the present value of the interest projected to accrue on the portion of the current year's insurance premium paid by the Company. The portion of the premium payments paid by the Company are recovered by the Company from the cash value of the policy upon the later of the fifteenth anniversary of the employee's participation in the insurance plan or age 65. In the event that the employee's employment is terminated prior to early or normal retirement or disability, or the occurrence of certain other events enumerated in the split-dollar agreement between the Company and the employee, the Company will recover its portion of the premium payments at that time.

(f) Mr. Gasparovic joined the Company as Vice President, General Counsel and Secretary on May 1, 2000.

Stock Option Grants

The Company did not grant any stock options to employees during the fiscal year ended December 31, 2001.

Stock Option Exercises and Fiscal Year-End Values

The following table sets forth information about stock options exercised during fiscal year 2001 by the Named Officers and the fiscal year-end values of unexercised options held by Named Officers.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

Name	Number of Shares Underlying Options Exercised (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#) Exercisable/Unexercisable	Value of Unexercised In-The-Money Options at Fiscal Year-End ($) Exercisable/Unexercisable
Michael W. Wickham	—	$ —	75,000 / 75,000	$1,215,000 / $1,215,000
James D. Staley	30,000	416,100	— / 30,000	— / 486,000
J. Dawson Cunningham	—	—	27,750 / 27,750	449,550 / 449,550
John D. Bronneck	—	—	13,000 / 13,000	210,600 / 210,600
John J. Gasparovic	—	—	1,750 / 5,250	22,772 / 68,316

Roadway Corporation Pension Plan

The following table shows estimated annual pension benefits payable as retirement benefits to the Named Officers.

PENSION PLAN TABLE

Remuneration	Years of Service			
	15 Years	20 Years	25 Years	30 Years
$200,000	$ 46,688	$ 62,250	$ 77,813	$ 93,375
300,000	69,188	92,250	115,313	138,375
400,000	91,688	122,250	152,813	183,375
500,000	114,188	152,250	190,313	228,375
600,000	136,688	182,250	227,813	273,375

The Roadway Corporation Pension Plan (the "Pension Plan") is a noncontributory qualified defined benefit plan. The Pension Plan provides annual retirement benefits after normal retirement at age 65 equal to the greater of (a) 2% of the final 240 consecutive months average compensation at or below $45,000 times total years of service not to exceed 30, or (b) 1 3/4% of the final 240 consecutive months average compensation up to $45,000 and 1 1/2% of the final 240 consecutive months average compensation in excess of $45,000 times total years of service not to exceed 30. Benefits under the Pension Plan are not subject to reductions for Social Security benefits or other offset amounts.

Benefits are payable as a straight life annuity under various assumptions based on final 20 year average compensation and years of service. Annual compensation for computing annual pension benefits includes base salary and incentive compensation. For the Named Officers, annual compensation represents the sum of the amounts shown for 2001 in the Salary and Bonus columns of the Summary Compensation Table.

The credited years of service and the estimated final 20 year average compensation under the Pension Plan for the Named Officers are: Mr. Wickham, 33 1/2 years and $632,289; Mr. Staley, 30 1/2 years and $415,931; Mr. Cunningham, 16 1/2 years and $348,612; Mr. Bronneck, 32 1/2 years and $301,294; and Mr. Gasparovic, 1 1/2 years and $293,571.

Federal law places certain limitations on the amount of compensation that may be taken into account in calculating pension benefits and on the amount of pensions that may be paid under federal income tax qualified plans. Since the Company believes the retirement income objectives of the Company's pension plans are appropriate for all eligible participants, it has adopted a nonqualified Section 415 Excess Plan and a nonqualified Section 401(a)(17) Benefit Plan (collectively, the "Excess Plans") providing for the payment from general funds of the benefits that would be lost by plan participants as a result of present or future Internal Revenue Code of 1986 (the "Internal Revenue Code") provisions limiting the benefits payable or the compensation taken into account. Upon the retirement or death of a participant under either of the Excess Plans, the supplemental retirement benefit payable with respect to such participant will be determined under the pension formula set forth above, but without the limitations set forth in the Internal Revenue Code described above.

Agreements with Certain Officers

The Company has entered into agreements (the "Change in Control Severance Agreements") with each of the Named Officers, which specify certain financial arrangements that the Company will provide upon the termination of such individuals' employment with the Company under circumstances involving a "change in control" (as defined in the Change in Control Severance Agreements) of the Company. The Change in Control Severance Agreements are intended to ensure continuity and stability of senior management of the Company.

Each of the Change in Control Severance Agreements provides that, in the event of a "change in control" of the Company, if the Company (or its affiliate) terminates the employment of an individual who is a party to a Change in Control Severance Agreement (unless the termination is due to the individual's death or permanent disability or is for "cause" (as defined in the Change in Control Severance Agreements)), the individual would be entitled to receive: (a) a lump sum payment equal to one, two or three times (depending on the individual) base salary (at the highest rate in effect for any period within the five years prior to termination of employment) and incentive pay (based on the highest target or payout rate for incentive pay over the five year period immediately preceding the year of the "change in control"); (b) the continuation of certain welfare benefits during the one, two or three year period (depending on the individual) following the termination of such individual's employment; (c) a lump sum payment equal to the retirement benefits that would have been earned during the one, two or three year period (depending on the individual) following termination of employment; (d) a lump sum payment in an amount equal to the cost of providing medical coverage to the individual from the expiration of the one, two or three year period (depending on the individual) following termination until the individual is eligible to receive Medicare; and (e) reimbursement for any additional tax liability incurred as a result of excise taxes imposed or payments deemed to be attributable to the "change in control." Upon the occurrence of a "change in control" followed by (i) the failure to appoint or reappoint or otherwise maintain the individual in his current (or a better) office or position or the removal of the individual as a director of the Company if such individual was a director prior to the "change in control;" (ii) a significant adverse change in the nature or scope of the individual's duties or compensation; (iii) relocation of the individual's principal work location to a place more than fifty miles from the principal work location immediately prior to the "change in control;" (iv) the liquidation, merger, or sale of the Company (unless the new entity assumes the Change in Control Severance Agreement); or (v) a material breach of the Change in Control Severance Agreement, the individual would be entitled to resign and would be entitled to receive the payments and the continuation of benefits described above.

The Change in Control Severance Agreements do not create employment obligations for the Company unless a "change in control" has occurred, prior to which time the Company and the individual each reserves the right to terminate the employment relationship. Both before and after the occurrence of a "change in control" the Company may terminate the employment of any of such individuals for "cause."

9

2001 Audit Committee Report

The Board of Directors of the Company has adopted a written Audit Committee Charter. All members of the Audit Committee are independent as defined in Rule 4200(a)(15) of the National Association of Securities Dealers listing standards.

The Audit Committee has reviewed and discussed with the Company's management and Ernst & Young LLP, the Company's independent auditors, the audited financial statements of the Company contained in the Company's Annual Report for the year ended December 31, 2001. The Audit Committee has also discussed with the Company's independent auditors the matters required to be discussed pursuant to SAS No. 61 (Codification of Statements on Auditing Standards, Communication with Audit Committees).

The Audit Committee has received and reviewed the written disclosures and the letter from Ernst & Young LLP required by Independence Standards Board Standard No. 1 (titled, "Independence Discussions with Audit Committees"), and has discussed with Ernst & Young LLP their independence. The Audit Committee has also considered whether the provision of non-audit services to the Company by Ernst & Young LLP is compatible with maintaining their independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, for filing with the U.S. Securities and Exchange Commission.

This report is submitted on behalf of the Audit Committee.

CARL W. SCHAFER (CHAIRMAN); JOHN F. FIEDLER; PHILLIP J. MEEK

2001 Executive Compensation Report

The Compensation and Nominating Committee (the "Compensation Committee") is composed of three nonemployee members of the Board of Directors. The Compensation Committee is responsible for establishing basic principles related to the compensation programs of the Company and for providing oversight for compensation programs for executive officers.

In 2001, the Compensation Committee retained the strategic objectives for executive compensation that it had established for previous years. The Compensation Committee's objectives were to assure that compensation for executive officers would support the Company's mission and vision statement and attract and retain experienced professionals in their respective fields. In accordance with the Company's objectives, the Compensation Committee approved a mix of base salaries and incentive compensation for the Company's executive officers that is designed to reward executive officers for achievement of corporate goals while at the same time making them stakeholders in the Company.

Base Salaries. Salaries for executive officers, including the chief executive officer, were determined by three factors: (i) salary levels among service companies with revenues of comparable magnitude and specifically those of the nearest competitors to the Company and its subsidiaries as obtained through published sources; (ii) performance of the Company, considering profitability of the industry as a whole; and (iii) individual performance as evaluated by the chief executive officer and through the Compensation Committee's own observations, and in the case of the chief executive officer, by the Compensation Committee itself after consulting with other members of the Board of Directors other than the chief executive officer. The group of companies used for compensation comparison purposes is not the same as the S&P Trucking Super Composite Index, which is the peer group of companies included in the Performance Graph on page 11. The Compensation Committee continues its long-standing philosophy that base compensation should be below market, while rewarding superior performance through annual cash incentives and long-term incentives.

Cash Incentive Compensation. As in prior years, in 2001 the Compensation Committee set individualized cash incentives for the top management group, which includes all executive officers. At the beginning of 2001, the Compensation Committee set cash incentive amounts for the executive officers upon a consideration of, among other factors, the relative importance of the executive's position with the Company and the degree of talent required to obtain high performance at such position. The Compensation Committee also set targeted performance levels for the Company's fiscal year 2001 profitability. The percentages of the cash incentive amount actually awarded decline by 5% increments to the extent that the Company's profitability does not meet the predetermined target. No pay-outs are made if profits do not exceed certain minimum levels, and cash incentive awards are scaled proportionately to match increased attainment beyond the originally projected profit target. Based on the Company's profitability for 2001, incentive compensation was paid in the range of 26.90% — 42.36% of the targeted amounts for the executive officers, including the chief executive officer.

In addition, the Compensation Committee uses its discretion in awarding additional cash incentive awards for superior performance during the year. Discretionary bonuses were awarded to certain executive officers in 2001 in connection with the completion of the Company's acquisition of Arnold Industries, Inc. Amounts awarded to Named Officers are included in the bonus column of the Summary Compensation Table on page 6.

Equity Ownership Plan. In furtherance of the Compensation Committee's objectives to maintain the alignment of executive and shareholder interests, it instituted an Equity Ownership Plan, which was approved by the Company's shareholders at the 1998 Annual Meeting of Shareholders. Under the Equity Ownership Plan, the Board is authorized to award officers and key employees with various types of stock-based compensation, including stock options, stock appreciation rights, restricted shares, deferred shares, phantom shares, and performance units. Under the Equity Ownership Plan as currently in place, the aggregate number of shares of Common Stock that may be issued or transferred under the Plan may not exceed 1,300,000. The shareholders of the Company are being asked to approve an amendment to the Equity Ownership Plan to increase the number of shares of Common Stock that may be issued or transferred under the Plan to 2,000,000. Pursuant to the Equity Ownership Plan, grants of an aggregate of 248,114 shares of restricted stock were made to 69 officers and key employees effective January 1, 2002. Awards of stock are subject to lapse and forfeiture if a number of conditions are not satisfied. The conditions include vesting requirements and such other conditions as the Compensation Committee may determine.

Split Dollar Life Insurance Plan. Key and certain other employees are eligible to participate in the Company's Split Dollar Life Insurance program. Compensation attributable to split-dollar insurance represents the present value of the interest projected to accrue on the portion of the current year's insurance premium paid by the Company. The portion of the premium payments paid by the Company are recovered by the Company from the cash value of the policy upon the later of the fifteenth anniversary of the employee's participation in the insurance plan or age 65. In the event that the employee's employment is terminated prior to early or normal retirement or disability, or the occurrence of certain other events enumerated in the split-dollar agreement between the Company and the employee, the Company would recover its portion of the premium payments at that time. Compensation attributable to split-dollar life insurance for the Named Officers is disclosed in the Summary Compensation Table on page 6.

Chief Executive Officer. The compensation awarded to the Company's chief executive officer reflects the basic philosophy and objectives generally discussed above that compensation for all employees should be based on Company and individual performance, and that base salary should be below market. Mr. Wickham's incentive compensation was determined in the same manner as for all other participants in the plans.

Under Section 162(m) of the Internal Revenue Code of 1986, as amended, a public company is generally denied deductions for compensation paid to the chief executive officer and the other four most highly compensated executive officers to the extent the compensation for any of such individuals exceeds one million dollars for the taxable year. The Compensation Committee intends to preserve the deductibility of compensation payable to the Company's executive officers, although deductibility will be only one among a number of factors considered in determining appropriate levels or modes of compensation.

This report is submitted on behalf of the Compensation Committee.

FRANK P. DOYLE; DALE F. FREY; PHILLIP J. MEEK (CHAIRMAN)

11

PERFORMANCE GRAPH

The following graph reflects a comparison of the cumulative total shareholder return on the Common Stock with the S&P 500 Index and the S&P Trucking Super Composite, respectively, for the period commencing January 1, 1997 (base point December 31, 1996) through December 31, 2001. The graph assumes that the value of the investment in the Common Stock and each index was $100 at December 31, 1996, and all dividends were reinvested. The comparisons in this table are required by the Securities and Exchange Commission and, therefore, are not intended to forecast or be necessarily indicative of the actual future return on the Common Stock.

Comparison of Shareholder Return



	Roadway Corporation	S&P 500 Index	S&P Trucking Super Composite
December 31, 1996	$100	$100	$100
December 31, 1997	115	133	135
December 31, 1998	76	172	128
December 31, 1999	115	209	119
December 31, 2000	114	190	122
December 31, 2001	199	168	146

APPROVAL OF THE AMENDMENT
TO THE EQUITY OWNERSHIP PLAN

(Proposal No. 2)

General

The Equity Ownership Plan was approved prior to the Holding Company Reorganization by the former parent of Roadway Corporation, Roadway Express, Inc., on May 29, 2001. The principal purpose of the Equity Ownership Plan is to provide shares available under the Equity Ownership Plan as described below. The Equity Ownership Plan is intended to comply with rules for deductibility under Section 162(m) of the Internal Revenue Code. During 2001, 265,800 shares were issued pursuant to the Equity Ownership Plan. To enable the Company's employees to continue to benefit under the Equity Ownership Plan, on February 12, 2002 the Board of Directors approved an amendment to the Equity Ownership Plan to increase the number of shares available for purchase under the Equity Ownership Plan and all other equity plans of the Company, including the Directors' Equity Ownership Plan. This amendment also provides that on and after the date of the amendment, the number of shares granted, out of the additional 800,000 shares authorized pursuant to the amendment and the establishment of the Directors' Equity Ownership Plan, pursuant to full value awards under all equity plans of the Company (all Awards under the Equity Ownership Plan other than Option Awards and Stock Appreciation Rights, Restricted Shares under the Directors' Equity Ownership Plan and Required Retainer Shares and Voluntary Shares under the Directors' Equity and

12

Deferred Compensation Plan) may not exceed 600,000 shares. At the Annual Meeting, the shareholders are being requested to approve this amendment.

The following description of the Equity Ownership Plan is necessarily brief and general. A copy of the Equity Ownership Plan, as amended, is attached hereto as Exhibit A and the summary description below is qualified in its entirety by reference to such exhibit.

Description of the Ownership Plan

General. Under the Equity Ownership Plan, the Compensation Committee is authorized to make awards of options to purchase shares of Common Stock ("Option Awards"), awards of stock appreciation rights ("Stock Appreciation Rights"), awards of restricted shares ("Restricted Shares") or deferred shares ("Deferred Shares") and awards of phantom shares ("Phantom Shares") and performance units ("Performance Units"). The terms applicable to awards of the various types, including those terms that may be established by the Compensation Committee when making or administering particular awards, are set forth in detail in the Equity Ownership Plan.

Shares Available Under the Plan. Subject to adjustment as provided in the Equity Ownership Plan, the amendment to the Equity Ownership Plan increased the number of shares of Common Stock that may be issued or transferred (a) upon the exercise of Option Awards, (b) in payment or upon the exercise of Stock Appreciation Rights, (c) as Restricted Shares, (d) in payment of Phantom Shares or Performance Units that have been earned, (e) as Deferred Shares, or (f) in payment of dividend equivalents paid with respect to awards made under the Equity Ownership Plan, from 1,300,000 to 2,000,000 shares in the aggregate increased by shares authorized but not granted under other equity plans of the Company, including the Directors' Equity Ownership Plan, and reduced by shares authorized under the Equity Ownership Plan and designated to be used to grant awards under any other equity plan of the Company. In addition, the Equity Ownership Plan, as amended, provides that no more than 600,000 shares out of the additional 800,000 shares authorized pursuant to the amendment and the establishment of the Directors' Equity Ownership Plan may be granted pursuant to full value awards (as defined above) under all equity plans of the Company. Such shares of Common Stock may be shares of original issuance or treasury shares or a combination of both. Upon the payment of any option price by the transfer to the Company of shares of Common Stock or upon satisfaction of any withholding amount by means of transfer or relinquishment of shares of Common Stock, there will be deemed to have been issued or transferred under the Equity Ownership Plan only the net number of shares of Common Stock actually issued or transferred by the Company.

Compliance with Section 162(m) of the Internal Revenue Code. The Equity Ownership Plan makes provision for compliance with Section 162(m) of the Internal Revenue Code. Phantom Shares and Performance Units awarded to named executives will provide for objective performance goals and are intended to qualify for deductibility without regard to the limits of Section 162(m). The maximum number of shares of Common Stock that can be granted to any participant during any period of three consecutive calendar years is 500,000; provided, however, that in no event may any participant in any period of one calendar year be granted Performance Units or Phantom Shares having an aggregate maximum value as of the date of grant thereof in excess of $1 million.

Eligibility. Officers, including officers who are members of the Board of Directors, any key employees of the Company and its subsidiaries may be selected by the Compensation Committee to receive benefits under the Equity Ownership Plan. The exact number and composition of officers and key employees who will be eligible to participate in the Equity Ownership Plan will be determined by the Compensation Committee. In 2001, approximately 73 officers and key employees participated in the Equity Ownership Plan.

Option Awards. Option Awards may be granted that entitle the optionee to purchase shares of Common Stock at a predetermined price per share (which may not be less than the market value at the date of grant, except for non-qualified stock options granted in lieu of salary or bonus, which shall be not less than 85% of the market value at the date of grant). The option price is payable in cash at the time of exercise; by the transfer to the Company of nonforfeitable unrestricted shares of Common Stock owned by the optionee having a value at the time of exercise equal to the option price; any other legal consideration the Compensation Committee may deem appropriate; or a combination of such payment methods. Any grant may provide for deferred payment of the option price from the proceeds of sale through a bank or broker on the date of exercise of some or all of the shares of Common Stock to which the exercise relates. The Compensation Committee has the authority to specify at the time Option Awards are granted that shares of Common Stock will not be accepted in payment of the option price until they have been owned by the optionee for a specified period. However, the Equity Ownership Plan does not require any such holding period and would permit immediate sequential exchanges of shares of Common Stock at the time of exercise of Option Awards.

The Compensation Committee may, at or after the date of grant of any Options (other than the grant of incentive stock options as described under Section 422 of the Internal Revenue Code ("Incentive Stock Options")), provide for the payment of dividend equivalents to the optionee on a current, deferred or contingent basis or may provide that such equivalents be credited against the option price.

No Option Awards may be exercisable more than ten years from the date of grant. Each grant must specify the period of continuous employment with the Company or any subsidiary that is necessary before the Option Awards become exercisable and may provide for the earlier exercise of such Option Awards in the event of a "change in control" of the Company or other similar transaction or event. Successive grants may be made to the same optionee whether or not Option Awards previously granted remain unexercised.

Stock Appreciation Rights. A grant of Stock Appreciation Rights represents the right to receive from the Company an amount of the difference between the base price established for such Stock Appreciation Rights, determined by the Compensation Committee, and the market value of the Common Stock on the date the Stock Appreciation Rights are exercised. Stock Appreciation Rights can be tandem (*i.e.,* granted with Option Awards to provide an alternative to exercise of the Option Award) or free-standing. Tandem Stock Appreciation Rights may only be exercised at a time when the related Option Award is exercisable and the spread is positive, and requires that the related Option Award be surrendered for cancellation. Free-standing Stock Appreciation Rights may have a base price per right that does not exceed a maximum specified by the Compensation Committee on the date of grant and may specify the period of employment that is necessary before such Stock Appreciation Rights become exercisable. Such grant may also include that payment may be made by one or more methods of payment and may specify performance goals that must be achieved as a condition to exercise such Stock Appreciation Rights.

Restricted Shares. An award of Restricted Shares involves the immediate transfer by the Company to a participant of ownership of a specific number of shares of Common Stock in consideration of the performance of services. The participant is entitled immediately to voting, dividend and other ownership rights in such shares. The transfer may be made without additional consideration or in consideration of a payment by the participant that is less than current market value, as the Compensation Committee may determine. The Compensation Committee may condition the award on the achievement of performance goals.

Restricted Shares must be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Internal Revenue Code for a period to be determined by the Compensation Committee. An example would be a provision that the Restricted Shares would be forfeited if the participant ceased to serve the Company as an officer or key employee during a specified period of years. In order to enforce these forfeiture provisions, the transferability of Restricted Shares will be prohibited or restricted in a manner and to the extent prescribed by the Compensation Committee for the period during which the forfeiture provisions are to continue. The Compensation Committee may provide for a shorter period during which the forfeiture provisions are to apply in the event of a "change in control" of the Company or other similar transaction or event.

Deferred Shares. An award of Deferred Shares constitutes an agreement by the Company to deliver shares of Common Stock to the participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions, including performance goals, during the deferral period as the Compensation Committee may specify. During such deferral period, the participant has no right to transfer any rights under his or her award and no right to vote them, but the Compensation Committee may, at or after the date of award, authorize the payment of dividend equivalents on such shares on either a current or deferred or contingent basis, either in cash or additional shares of Common Stock. Awards of Deferred Shares may be made without additional consideration or in consideration of a payment by such participant that is less than the market value per share at the date of award.

Deferred Shares must be subject to a deferral period, as determined by the Compensation Committee at the date of the award, except that the Compensation Committee may provide for a shorter deferral period in the event of a "change in control" of the Company or other similar transaction or event.

Phantom Shares and Performance Units. A Phantom Share is the equivalent of one share of Common Stock, and a Performance Unit is the equivalent of $1.00. A participant may be granted any number of Phantom Shares or Performance Units. Such participant will be given one or more performance goals to meet within a specified performance period. Such performance period may be subject to earlier termination in the event of a "change in control" of the Company or other similar transaction or event. A minimum level of acceptable achievement may

14

also be established by the Compensation Committee. If by the end of the performance period the participant has achieved the specified performance goals, he or she will be deemed to have fully earned the Phantom Shares or Performance Units. If the participant has not achieved the performance goals, but has attained or exceeded the predetermined minimum, he or she will be deemed to have partly earned the Phantom Shares and/or Performance Units (such part to be determined in accordance with a formula). To the extent earned, the Phantom Shares and/or Performance Units will be paid to the participant at the time and in the manner determined by the Compensation Committee in cash, shares of Common Stock or in any combination thereof.

Performance Goals. The Equity Ownership Plan requires that the Compensation Committee establish performance goals for purposes of Phantom Shares and Performance Units. When so determined by the Compensation Committee, Option Awards, Stock Appreciation Rights, Restricted Shares, Deferred Shares and dividend equivalents may also specify performance goals. Performance goals may be described either in terms of Company-wide objectives or objectives that are related to performance of the division, subsidiary, department or function within the Company or a subsidiary in which the participant is employed. Performance goals applicable to any award to a participant who is, or is determined by the Compensation Committee likely to become a "covered employee" within the meaning of Section 162(m)(3) of the Internal Revenue Code will be limited to specified levels of or growth in (i) cash flow, (ii) costs, (iii) earnings per share, (iv) market share, (v) net income, (vi) product quality, (vii) productivity improvement, (viii) return on assets, (ix) return on equity, (x) return on invested capital, (xi) sales growth, (xii) shareholder return, (xiii) stock price, (xiv) value added, and any combination thereof. Except in the case of such a covered employee, if the Compensation Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render the performance goals unsuitable, the Compensation Committee may modify such performance goals or the related minimum acceptable level of achievement, in whole or in part, as the Compensation Committee deems appropriate and equitable.

Transferability. Except as otherwise determined by the Compensation Committee, no Option Award or other award under the Equity Ownership Plan is transferable by a participant other than by will or the laws of descent and distribution. Except as otherwise determined by the Compensation Committee, Option Awards are exercisable during the optionee's lifetime only by him or her. The Compensation Committee may authorize the transfer of unexercised options to the spouse or descendants of a participant, or to a trust or other vehicle.

The Compensation Committee may specify at the date of grant that part or all of the shares of Common Stock that are (i) to be issued or transferred by the Company upon exercise of Option Awards, upon termination of the deferral period applicable to Deferred Shares or upon payment under any grant of Phantom Shares or Performance Units or (ii) no longer subject to the substantial risk of forfeiture and restrictions on transfer referred to in Section 5.5 of the Equity Ownership Plan, shall be subject to further restrictions on transfer.

Adjustments. The maximum number of shares that may be issued and delivered under the Equity Ownership Plan, the number of shares covered by outstanding Option Awards, and the prices per share applicable thereto, are subject to adjustment in the event of stock dividends, stock splits, combinations of shares, recapitalizations, mergers, consolidations, spin-offs, reorganizations, liquidations, issuances of rights or warrants, and similar events. In the event of any such transaction or event, the Compensation Committee, in its discretion, may provide in substitution for any or all outstanding awards under the Equity Plan such alternative consideration as it, in good faith, may determine to be equitable in the circumstances and may require the surrender of all awards so replaced. The Compensation Committee may also make or provide for such adjustments in the numbers of shares specified in Section 2.2 of the Equity Ownership Plan as the Compensation Committee may determine appropriate to reflect any transaction or event described in Section 5.2 of the Equity Ownership Plan.

Administration and Amendments. The Equity Ownership Plan is to be administered by the Compensation Committee, consisting of not less than two members of the Board of Directors, each of whom shall be a "nonemployee director" within the meaning of Rule 16b-3 under the Exchange Act, and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code.

The Compensation Committee is authorized to interpret the Equity Ownership Plan and related agreements and other documents. The Compensation Committee may make awards to employees under any or a combination of all of the various categories of awards that are authorized under the Equity Ownership Plan, or in its discretion, make no awards. The Equity Ownership Plan may be amended from time to time by the Board of Directors. However, any amendment which must be approved by the shareholders of the Company in order to comply with applicable law or the rules of the principal national securities exchange or quotation system upon which the

Common Stock is traded or quoted will not be effective unless and until such approval has been obtained in compliance with such applicable law or rules. Presentation of the Equity Ownership Plan or any amendment thereof for shareholder approval is not to be construed to limit the Company's authority to offer similar or dissimilar benefits through plans that are not subject to shareholder approval.

The Compensation Committee may provide for special terms for awards to participants who are foreign nationals or who are employed by the Company or any of its subsidiaries outside the United States of America as the Compensation Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom.

The Compensation Committee may not, without further approval of the shareholders of the Company, authorize the amendment of any outstanding Option Award to reduce the option price. Furthermore, no Option Award may be canceled and replaced with awards having a lower option price without further approval of the shareholders of the Company.

Federal Income Tax Consequences

Following is a brief summary of certain of the federal income tax consequences of certain transactions under the Equity Ownership Plan based on federal income tax laws in effect on January 1, 2002. This summary is not intended to be exhaustive and does not describe state or local tax consequences.

Option Awards. In general, (i) no income will be recognized by an optionee at the time an Option Award is granted; (ii) at exercise, ordinary income will be recognized by the optionee in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares, if unrestricted, on the date of exercise; and (iii) at sale, appreciation (or depreciation) after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held.

Incentive Stock Options. No income generally will be recognized by an optionee upon the grant or exercise of an Incentive Stock Option. If shares of Common Stock are issued to the optionee pursuant to the exercise of an Incentive Stock Option, and if no disqualifying disposition of such shares is made by such optionee within two years after the date of grant or within one year after the transfer of such shares to the optionee, then upon sale of such shares, any amount realized in excess of the option price will be taxed to the optionee as a long-term capital gain and any loss sustained will be a long-term capital loss.

If shares of Common Stock acquired upon the exercise of an Incentive Stock Option are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at the time of exercise (or, if less, the amount realized on the disposition of such shares if a sale or exchange) over the option price paid for such shares. Any further gain (or loss) realized by the participant generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

Stock Appreciation Rights. No income generally will be recognized upon the award of Stock Appreciation Rights. Upon payment with respect to Stock Appreciation Rights exercised, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any unrestricted shares of Common Stock received.

Restricted Shares. The recipient of Restricted Shares generally will be subject to tax at ordinary income rates on the fair market value of the Restricted Shares reduced by any amount paid by the participant at such time as the shares are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Internal Revenue Code ("restrictions"). However, a recipient who so elects under Section 83(b) of the Internal Revenue Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such shares (determined without regard to the restrictions) over the purchase price if any, of such Restricted Shares. If a Section 83(b) election has not been made, any dividends received with respect to Restricted Shares subject to restrictions generally will be treated as compensation that is taxable as ordinary income to the participant.

Deferred Shares. No income generally will be recognized upon the award of Deferred Shares. The recipient of a Deferred Share award generally will be subject to tax at ordinary income rates on the fair market value of unrestricted shares of Common Stock on the date that such shares are transferred to the participant under the award, reduced by any amount paid by the participant, and the capital gains/loss holding period for such shares will also commence on such date.

Phantom Shares and Performance Units. No income generally will be recognized upon the grant of Phantom Shares or Performance Units. Upon payment with respect to Phantom Shares or Performance Units earned, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any unrestricted shares of Common Stock received.

Special Rules Applicable to Officers and Directors. In limited circumstances where the sale of stock received as a result of a grant or award could subject an officer or director to suit under Section 16(b) of the Exchange Act, the tax consequences to the officer or director may differ from the tax consequences described above. In these circumstances, unless a special election has been made, the principal difference usually will be to postpone valuation and taxation of the stock received so long as the sale of the stock received could subject the officer or director to suit under Section 16(b) of the Exchange Act, but no longer than six months.

Tax Consequences To Participants' Employers. To the extent that a participant recognizes ordinary income in the circumstances described above, the participant's employer will generally be entitled to a corresponding deduction, provided, among other things, that such income meets the test of reasonableness, does not along with other income of the participant exceed the limitation on deductible compensation under Section 162(m) of the Internal Revenue Code, is an ordinary and necessary business expense, and is not an "excess parachute payment," and that any applicable withholding obligations are satisfied.

Accounting Treatment

Phantom Shares, Performance Units, Stock Appreciation Rights, Restricted Shares and Deferred Shares will require a charge against income equal to the fair market value of the awarded shares at the time of award less the amount, if any, paid or payable by the awardee. Such charge is spread over the vesting period. Given the variety of awards that may be made separately or in combination under the Equity Ownership Plan, actual awards may result in periodic charges against income in certain other circumstances. Option Awards would require a charge against income if the exercise price payable by the optionee is less than the fair market value of the underlying shares on the date of grant. The Company's Option Awards have historically been awarded at the fair market value of the underlying shares on the date of grant, accordingly, no charges against income have been necessary.

Plan Benefits

It is not possible to determine future awards that will be received by participants in the Equity Ownership Plan.

Valuation

For purposes of establishing the option price and for all other valuation purposes under the Equity Ownership Plan, the market value of a share of Common Stock on any relevant date will be the closing price of the Common Stock on that date, as such price is reported on the Nasdaq National Market. The market value of Common Stock on the Record Date was $37.90 per share.

Required Vote

Approval of the amendment to the Equity Ownership Plan requires the affirmative vote of the holders of a majority of the shares of Common Stock present, or represented, and entitled to vote on the matter at the Annual Meeting.

Your Board of Directors recommends a vote **FOR** this proposal.

**APPROVAL OF THE ADOPTION
OF THE DIRECTORS' EQUITY OWNERSHIP PLAN**

(Proposal No. 3)

In order to further align the interests of Directors and shareholders in enhancing the value of the Company and to assist in attracting and retaining qualified individuals to serve as Directors, the Board of Directors on February 12, 2002 adopted the Directors' Equity Ownership Plan. At the Annual Meeting, the shareholders are being requested to approve the adoption of the Directors' Equity Ownership Plan.

The following description of the Directors' Equity Ownership Plan is necessarily brief and general. A copy of the Directors' Equity Ownership Plan is attached hereto as Exhibit B and the summary description is qualified in its entirety by reference to such exhibit.

Description of the Directors' Equity Ownership Plan

General. Under the Directors' Equity Ownership Plan, the Compensation Committee is authorized to make awards of stock options ("Options") and restricted shares ("Restricted Shares"). The terms applicable to awards of Options and Restricted Shares, including those terms that may be established by the Compensation Committee when making or administering particular awards, are set forth in detail in the Directors' Equity Ownership Plan.

Shares Available Under the Plan. Subject to adjustment as provided in the Directors' Equity Ownership Plan, the maximum number of shares of Common Stock that may be issued under the Plan is 100,000 shares in the aggregate increased by shares authorized but not granted under other equity plans of the Company and reduced by shares authorized under the Directors' Equity Ownership Plan and designated to be used to grant awards under any other equity plan of the Company. The Directors' Equity Ownership Plan provides that of the 800,000 shares authorized pursuant to the amendment to the Equity Ownership Plan and the establishment of the Directors' Equity Ownership Plan, only 600,000 shares may be granted pursuant to full value awards (as defined above) under all equity plans of the Company. Such shares of Common Stock may be shares of original issuance or treasury shares or a combination of both.

Eligibility. All individuals who are Nonemployee Directors of the Company on the first day of the calendar year are eligible to participate in the Directors' Equity Ownership Plan.

Option Awards. Options may be granted that entitle the optionee to purchase shares of Common Stock at a predetermined price per share (which may not be less than the market value at the date of grant). The option price is payable in cash at the time of exercise; by the transfer to the Company of nonforfeitable unrestricted shares of Common Stock owned by the optionee having a value at the time of exercise equal to the option price; any other legal consideration the Compensation Committee may deem appropriate; or a combination of such payment methods. Any grant may provide for deferred payment of the option price from the proceeds of sale through a bank or broker on the date of exercise of some or all of the shares of Common Stock to which the exercise relates.

No Option may be exercisable more than ten years from the date of grant. Each grant must specify the period of continuous service as a Nonemployee Director of the Company that is necessary before the Option becomes exercisable and may provide for the earlier exercise of such Option in the event of a "change in control" of the Company or other similar transaction or event. Successive grants may be made to the same optionee whether or not Options previously granted remain unexercised.

Restricted Shares. An award of Restricted Shares involves the immediate transfer by the Company to a participant of ownership of a specific number of shares of Common Stock in consideration of the performance of services. The participant is entitled immediately to voting, dividend and other ownership rights in such shares. The transfer may be made without additional consideration or in consideration of a payment by the participant that is less than current market value, as the Compensation Committee may determine. The Compensation Committee may condition the award on the achievement of performance goals.

Restricted Shares must be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Internal Revenue Code for a period to be determined by the Compensation Committee. An example would be a provision that the Restricted Shares would be forfeited if the participant ceased to serve as a Nonemployee Director of the Company during a specified period of years. In order to enforce these forfeiture provisions, the transferability of Restricted Shares will be prohibited or restricted in a manner and to the extent prescribed by the Compensation Committee for the period during which the forfeiture provisions are to continue. The Compensation Committee may provide for a shorter period during which the forfeiture provisions are to apply in the event of a "change in control" of the Company or other similar transaction or event.

Acceleration of Options and Lapse of Restrictions in Certain Events. Upon the occurrence of any of the following events, Options and Restricted Shares shall become immediately nonforfeitable: the death of the Director, the disability of the Director, or a "change in control" of the Company.

Miscellaneous. The Board of Directors may alter or amend the Directors' Equity Ownership Plan from time to time or may terminate it in its entirety; provided, however, that no such action, except for an acceleration of benefits, shall, without the consent of a Nonemployee Director, impair the rights in any shares of Common Stock issued or to be issued to such Nonemployee Director, as a result of a grant of Options or Restricted Shares under the Directors' Equity Ownership Plan; and provided further, that any amendment that must be approved by the shareholders of the Company in order to comply with applicable law or the rules of the principal national securities exchange or quotation system upon which the shares of Common Stock are traded or quoted shall not be effective unless and until such approval has been obtained in compliance with such applicable law or rules.

Federal Income Tax Consequences

Options. In general, (i) no income will be recognized by an optionee at the time an Option is granted; (ii) at exercise, ordinary income will be recognized by the optionee in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares, if unrestricted, on the date of exercise; and (iii) at sale, appreciation (or depreciation) after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held.

Restricted Shares. The recipient of Restricted Shares generally will be subject to tax at ordinary income rates on the fair market value of the Restricted Shares reduced by any amount paid by the participant at such time as the shares are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Internal Revenue Code ("restrictions"). However, a recipient who so elects under Section 83(b) of the Internal Revenue Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such shares (determined without regard to the restrictions) over the purchase price if any, of such Restricted Shares. If a Section 83(b) election has not been made, any dividends received with respect to Restricted Shares subject to restrictions generally will be treated as compensation that is taxable as ordinary income to the participant.

Plan Benefits

It is not possible to determine future awards that will be received by participants in the Directors' Equity Ownership Plan.

Valuation

For purposes of establishing the Option price and for all other purposes under the Directors' Equity Ownership Plan, the fair market value of a share of Common Stock will be the closing price of the Common Stock on the last day of such calendar quarter as reported on the Nasdaq National Market. The fair market value of Common Stock on the Record Date was $37.90 per share.

Required Vote

Approval of the adoption of the Directors' Equity Ownership Plan requires the affirmative vote of the holders of a majority of the shares of Common Stock present, or represented, and entitled to vote on the matter at the Annual Meeting.

Your Board of Directors recommends a vote **FOR** this proposal.

APPROVAL OF THE AMENDMENT
TO THE DIRECTORS' STOCK OPTION PLAN

(Proposal No. 4)

General

The Directors' Stock Option Plan was approved prior to the Holding Company Reorganization by the former parent of Roadway Corporation, Roadway Express, Inc., on May 29, 2001. The purpose of the Directors' Stock Option Plan is to further align the interests of Directors and shareholders in enhancing the value of the Company. The Directors' Stock Option Plan is also expected to assist in attracting and retaining qualified individuals to serve as Directors. The Directors' Stock Option Plan gives Nonemployee Directors the opportunity to receive all or a portion of their compensation payable for services as a Director in stock options. During 2001, options for 7,726 shares were granted to Nonemployee Directors of the Company as a group under the Directors' Stock Option Plan. On February 12, 2002, the Board of Directors approved an amendment to the Directors' Stock Option Plan which authorizes shares of stock which have been reserved under the other equity plans of the Company, including the Directors' Equity Ownership Plan, to be used for grants under the Directors' Stock Option Plan. At the Annual Meeting, the shareholders are being requested to approve this amendment. Pursuant to the amendment to the Directors' Stock Option Plan, the maximum number of shares of Common Stock that may be issued and as to which grants of stock options may be made under the Directors' Stock Option Plan is 100,000, which may be shares of original issuance or treasury shares, increased by shares authorized but not granted under other equity plans of the Company and reduced by shares authorized under the Directors' Stock Option Plan and designated to be used to grant awards under any other equity plan of the Company.

The following description of the Directors' Stock Option Plan is necessarily brief and general. A copy of the Directors' Stock Option Plan, as amended, is attached hereto as Exhibit C and the summary description below is qualified in its entirety by reference to such exhibit.

Description of the Directors' Stock Option Plan

Eligibility. All individuals who are Nonemployee Directors on the first day of the calendar year are eligible to participate in the Directors' Stock Option Plan. Under the Directors' Stock Option Plan, the Nonemployee Director may designate the amount of his or her annual compensation payable without regard to the number of Board of Directors or committee meetings attended or committee positions held (the "Retainer") which he or she can invest in stock options (an "Option") under the Directors' Stock Option Plan. A Director shall be permitted to invest in an Option under the Directors' Stock Option Plan only if the total amount invested by that Director is equal to at least 25% of the Retainer. As of the Record Date, six Nonemployee Directors will be eligible to participate in the Directors' Stock Option Plan.

Administration. The Directors' Stock Option Plan will be administered by the Compensation Committee. The Compensation Committee shall have no power to add to, subtract from or modify any of the terms of the Directors' Stock Option Plan, or to change or add to any benefits provided under the Directors' Stock Option Plan, or to waive or fail to apply any requirements of eligibility for a benefit under the Directors' Stock Option Plan. No member of the Compensation Committee shall act in respect of his or her own Retainer. All decisions and determinations by the Compensation Committee shall be final and binding on all parties.

Stock Options. To the extent a Director elects to invest all or a portion of his or her Retainer for a plan year, an Option shall be granted on the first day of such plan year for that number of shares of Common Stock equal to an amount not in excess of 120%, as determined by the Board of Directors at its last meeting before the beginning of each plan year, of the amount of the Retainer invested divided by the value of an Option for one share of Common Stock on the valuation date. For this purpose, value shall be determined by the Black-Scholes option pricing model, as applied by the Compensation Committee. To the extent that the application of the foregoing formula would result in an Option covering a fractional share of Common Stock, the number of shares of Common Stock covered by an Option shall be rounded up.

Subject to the expiration or earlier termination of an Option, 100% of the Option shall become exercisable on the first anniversary of the date of grant. An Option shall expire ten years from the date an Option is granted and shall be subject to earlier termination as hereinafter provided. Once an Option becomes exercisable, it may thereafter be exercised, wholly or in part, at any time prior to its expiration or termination. In the event of the Director's termination from service on the Board of Directors, an outstanding Option may be exercised only to the extent it was exercisable on the date of such termination and shall expire two years after such termination, or on its stated expiration date, whichever occurs first. Notwithstanding the above, in the event of a termination for cause as determined by the Compensation Committee, all unexercised Options shall be forfeited. The exercise price of an Option granted to a Director shall be equal to the fair market value of the Common Stock on the date of grant.

Unless otherwise determined by the Compensation Committee, an Option is neither transferable nor assignable by the Director other than by will or by the laws of descent and distribution and may be exercised, during the lifetime of the Director, only by the Director, or in the event of his or her legal incapacity, by his or her guardian or legal representative acting on behalf of the Director. The Compensation Committee may authorize the transfer an unexercised Option to the spouse or descendants of a Director, or to a trust or other vehicle.

Acceleration of Options and Lapse of Restrictions in Certain Events. Upon the occurrence of any of the following events, an Option shall become immediately and fully exercisable: the death of the Director, the disability of the Director, or a "change in control" of the Company. An Option shall expire two years after such event, or on its stated expiration date, whichever occurs first.

Miscellaneous. The Board of Directors may alter or amend the Directors' Stock Option Plan from time to time or may terminate it in its entirety; provided, however, that no such action, except for an acceleration of benefits, shall, without the consent of a Director, impair the rights in any shares of Common Stock issued or to be issued to such Director, as a result of a grant of Options under the Directors' Stock Option Plan; and provided further, that any amendment that must be approved by the shareholders of the Company in order to comply with applicable law or the rules of the principal national securities exchange or quotation system upon which the shares of Common Stock are traded or quoted shall not be effective unless and until such approval has been obtained in compliance with such applicable law or rules.

Federal Income Tax Consequences

Because the options granted pursuant to the Directors' Stock Option Plan are not subject to the special treatment afforded by Section 422 of the Internal Revenue Code, they are treated as non-qualified stock options for purposes of federal taxation, and will be taxed in a manner similar to that described above under heading "Approval of the Equity Ownership Plan — Federal Income Tax Consequences," for non-qualified stock option rights granted under the Equity Plan.

Plan Benefits

It is not possible to determine the amount of compensation eligible Nonemployee Directors will designate to be invested in Options.

Valuation

For purposes of establishing the option price and for all other valuation purposes under the Directors' Stock Option Plan, the fair market value of a share of Common Stock on any relevant date will be the closing price of the Common Stock on that date, as such price is reported on the Nasdaq National Market. The fair market value of Common Stock on the Record Date was $37.90 per share.

Required Vote

Approval of the amendment to the Directors' Stock Option Plan requires the affirmative vote of the holders of a majority of the shares of Common Stock present, or represented, and entitled to vote on the matter at the Annual Meeting.

Your Board of Directors recommends a vote **FOR** this proposal.

APPROVAL OF THE AMENDMENT
TO THE DIRECTORS' EQUITY
AND DEFERRED COMPENSATION PLAN

(Proposal No. 5)

General

The Directors' Equity and Deferred Compensation Plan was approved prior to the Holding Company Reorganization by the former parent of Roadway Corporation, Roadway Express, Inc., on May 29, 2001. The purpose of the Directors' Equity and Deferred Compensation Plan is to further align the interests of Directors and shareholders in enhancing the value of the Company. The Directors' Equity and Deferred Compensation Plan also assists in attracting and retaining qualified individuals to serve as Directors. The Directors' Equity and Deferred Compensation Plan gives Nonemployee Directors the opportunity to receive all or a portion of their compensation payable for services as a Director payable in cash in shares of Common Stock and to defer receipt, and therefore the recognition as income for federal income tax purposes, of all or a portion of their compensation payable for services as a Director. As of the Record Date, six Nonemployee Directors will be eligible to participate in the Directors' Equity and Deferred Compensation Plan. During 2001, 509 shares were purchased by Nonemployee Directors of the Company as a group under the Directors' Equity and Deferred Compensation Plan. On February 12, 2002 the Board of Directors approved an amendment to the Directors' Equity and Deferred Compensation Plan which authorizes shares of stock which have been reserved under the other equity plans of the Company, including the Directors' Equity Ownership Plan, to be used for grants under the Directors' Equity and Deferred Compensation Plan. In addition, the Directors' Equity and Deferred Compensation Plan, as amended, provides that of the 800,000 shares authorized pursuant to the amendment to the Equity Ownership Plan and the establishment of the Directors' Equity Ownership Plan, only 600,000 shares may be granted pursuant to full value awards (as defined above) under all equity plans of the Company. At the Annual Meeting, the shareholders are being requested to approve this amendment. Pursuant to the amendment to the Directors' Equity and Deferred Compensation Plan, the maximum number of shares of Common Stock that may be issued under the Directors' Equity and Deferred Compensation

Plan is 100,000 which may be shares of original issuance or treasury shares increased by shares authorized but not granted under other equity plans of the Company including the Directors' Equity Ownership Plan and reduced by shares authorized under the Directors' Equity and Deferred Compensation Plan and designated to be used to grant awards under any other equity plan of the Company.

The following description of the Directors' Equity and Deferred Compensation Plan is necessarily brief and general. A copy of the Directors' Equity and Deferred Compensation Plan, as amended, is attached hereto as Exhibit D and the summary description below is qualified in its entirety by reference to such exhibit.

Description of the Directors' Equity and Deferred Compensation Plan

Voluntary Shares. Before the start of any calendar quarter, a Director may elect to have up to 100% of the portion of his or her fees for the quarter paid in shares of Common Stock in lieu of cash ("Voluntary Shares"). After the end of each calendar quarter the Company will issue to each Director a number of Voluntary Shares equal to the portion of such Director's fees that such Director has elected to receive as shares in lieu of cash for such calendar quarter, divided by the fair market value of the Common Stock on the last day of such calendar quarter; less the number of shares in each case that the Director has elected to defer.

Deferral of Receipt of Fees and Shares. A Nonemployee Director may elect to defer receipt of all or a portion of his or her fees and shares into deferred shares. Dividend equivalents equal to any cash dividends paid by the Company will be credited on deferred shares.

When a Director terminates services as a Director, he or she (or in the event of his or her death, his or her beneficiary) will be entitled to receive his or her deferred shares, together with dividends credited to date. The Directors' Equity and Deferred Compensation Plan also provides that a Nonemployee Director may irrevocably elect to receive a pretermination distribution of all or part of his or her deferred fees and shares beginning not earlier than the third plan year following the plan year such fees and shares would have otherwise been payable. A Director may elect at any time to receive all or part of his or her deferred fees or deferred shares within 60 days if the amount subject to the distribution is reduced by 10% and that percentage is forfeited.

Distribution of a Director's deferred shares will be made (a) by payment in shares or in cash in a single distribution, (b) by payment in shares or in cash in no greater than 10 annual installments or (c) a combination of both as designated by the Director.

Administration, Amendment and Termination. The Directors' Equity and Deferred Compensation Plan is administered by the Compensation Committee. The Board of Directors may amend or terminate the Directors' Equity and Deferred Compensation Plan from time to time. However, no such action may affect a Nonemployee Director's rights in awards without the Director's consent. Without approval of shareholders, no such action shall increase the number of shares available under the Directors' Equity and Deferred Compensation Plan or otherwise cause Rule 16b-3 under the Exchange Act to become inapplicable to the Directors' Equity and Deferred Compensation Plan.

Federal Income Tax Consequences

The following is a summary of the federal income tax treatment of the income deferral actions under the Directors' Equity and Deferred Compensation Plan based upon the current provisions of the Internal Revenue Code and regulations promulgated thereunder.

Voluntary Shares. Voluntary Shares whose receipt is not deferred at the election of a Director will constitute taxable income to the individual Director, and a deductible expense to the Company, in an amount equal to the fair market value of the shares, in the year in which the shares were issued.

Deferred Income. Fees and shares that a Director elects to defer under the Directors' Equity and Deferred Compensation Plan will become subject to federal income taxation to the Director only as and when the deferred shares are actually paid over to the Director. The Company will become entitled to a compensation expense deduction at the same time. The same treatment applies to dividends credited to the Director's account during the period of deferral.

Plan Benefits

It is not possible to determine the amount of fees the eligible Nonemployee Directors will elect to receive as Voluntary Shares in lieu of cash or the amount of fees the eligible Nonemployee Directors will elect to defer into Deferred Shares.

Valuation

For purposes of establishing the number of Voluntary Shares and for all other purposes under the Directors' Equity and Deferred Compensation Plan, the fair market value of a share of Common Stock will be the closing price of the Common Stock on the last day of such calendar quarter as reported on the Nasdaq National Market. The fair market value of Common Stock on the Record Date was $37.90 per share.

Required Vote

Approval of the amendment to the Directors' Equity and Deferred Compensation Plan requires the affirmative vote of the holders of a majority of the shares of Common Stock present, or represented, and entitled to vote on the matter at the Annual Meeting.

Your Board of Directors recommends a vote **FOR** this proposal.

APPROVAL OF THE AMENDMENT
TO THE EMPLOYEE STOCK PURCHASE PLAN

(Proposal No. 6)

General

The Employee Stock Purchase Plan was approved prior to the Holding Company Reorganization by the former parent of Roadway Corporation, Roadway Express, Inc., on May 29, 2001. During 2001, 171,134 shares were purchased by employees of the Company as a group under the Employee Stock Purchase Plan. On February 12, 2002, the Board of Directors approved an amendment to the Employee Stock Purchase Plan which authorizes shares of stock which have been reserved under the other equity plans of the Company, including the Directors' Equity Ownership Plan, to be used for grants under the Employee Stock Purchase Plan. This amendment also increases the number of shares available for purchase under the Employee Stock Purchase Plan by 150,000 shares which will not be available to supplement the shares of stock available under the other equity plans of the Company. Lastly, this amendment extends eligibility under the Employee Stock Purchase Plan to employees of any subsidiary of the Company, employees of which have been designated by the Company as eligible to participate in the Employee Stock Purchase Plan. At the Annual Meeting, the shareholders are being requested to approve this amendment.

The following description of the Employee Stock Purchase Plan is necessarily brief and general. A copy of the Employee Stock Purchase Plan, as amended, is attached hereto as Exhibit E and the summary description below is qualified in its entirety by reference to such exhibit.

Description of the Employee Stock Purchase Plan

The Employee Stock Purchase Plan provides eligible employees with the opportunity to purchase shares of Common Stock pursuant to a payroll deduction program. The Employee Stock Purchase Plan provides for offering periods of not less than one month and not more than one year (the "Offering Periods"), as determined by the Compensation Committee during which contributions may be made to purchase shares of Common Stock. At the end of each Offering Period, shares are purchased automatically at 85% of the market price at the beginning of the Offering Period or 85% of the market price on the last day of the Offering Period, whichever price is lower. As of the Record Date, there were approximately 26,000 employees eligible to participate in the Employee Stock Purchase Plan.

An employee may have up to 10% of his or her basic compensation (excluding bonuses or awards under the Company's management incentive program, but including any quotas set in connection with any sales incentive compensation plan) withheld and applied to the purchase of shares under the Employee Stock Purchase Plan. However, during any calendar year no employee is entitled to purchase shares of Common Stock under the Employee Stock Purchase Plan having a value of more than $25,000.

Pursuant to the amendment to the Employee Stock Purchase Plan, the number of shares of Common Stock available for issuance under the Employee Stock Purchase Plan is 950,000 increased by shares authorized but not granted under the other equity plans of the Company, including the Directors' Equity Ownership Plan and reduced by shares authorized under the Employee Stock Purchase Plan and designated to be used to grant awards under any other equity plan of the Company. Notwithstanding the foregoing, the Employee Stock Purchase Plan, as amended, provides that 150,000 shares of the 950,000 shares authorized under the Employee Stock Purchase Plan may not be used to supplement shares authorized under any other equity plan of the Company. In the event of a stock split, stock dividend or other subdivision, combination or classification of the Common Stock, appropriate adjustments will be made with respect to the maximum number of shares subject to, and the purchase price of shares under, the Employee Stock Purchase Plan.

Eligibility. Pursuant to the amendment to the Employee Stock Purchase Plan, all employees of the Company or of any subsidiary of the Company, employees of which have been designated by the Company as eligible to participate in the Employee Stock Purchase Plan, who are not executive officers (as defined in the Employee Stock Purchase Plan) may participate in the Employee Stock Purchase Plan, except employees who are customarily employed for less than 20 hours per week or employees who have not been employed by the Company or by a subsidiary of the Company for six months or more. Further, any employee who owns, or holds options to acquire, or who, as a result of participation in the Employee Stock Purchase Plan, would own or hold options to purchase five percent (5%) or more of the Company's securities is not eligible to participate in the Employee Stock Purchase Plan. Under the Employee Stock Purchase Plan an employee may enroll in the Employee Stock Purchase Plan at the beginning of any Offering Period.

A participant may withdraw from the Employee Stock Purchase Plan at any time. Termination of a participant's employment for any reason, including death, or the employee's failure to remain an eligible employee, also terminates participation in the Employee Stock Purchase Plan. In the event of termination, all payroll deductions previously credited to the participant's account are returned, without interest.

The Employee Stock Purchase Plan may be terminated or amended from time to time by the Board of Directors, provided that a participant's existing rights cannot be adversely affected thereby, nor may any amendment be made without the approval of shareholders of the Company if the amendment would increase the aggregate number of shares of Common Stock to be issued under the Employee Stock Purchase Plan, materially modify the requirements for eligibility to participate in the Employee Stock Purchase Plan, or cause the Employee Stock Purchase Plan to fail to meet the requirements of an "employee stock purchase plan" under Section 423 of the Internal Revenue Code.

Administration

The Employee Stock Purchase Plan is administered by the Compensation Committee of the Board of Directors of the Company or such other committee of not less than two members of the Board of Directors of the Company appointed by the Board of Directors of the Company. The Compensation Committee has the power to make, amend and repeal rules, policies and procedures for the operation and administration of the Employee Stock Purchase Plan, all of which are final and binding upon each participant having an interest therein.

Federal Income Tax Consequences

The Employee Stock Purchase Plan and the right of employees to make purchases thereunder are intended to qualify under the provisions of Sections 421 and 423 of the Internal Revenue Code. Under these provisions, no income will be taxable to an employee at the time shares are purchased under the Employee Stock Purchase Plan. As summarized below, an employee may be taxed upon disposition or sale of the shares acquired under the Employee Stock Purchase Plan.

If the shares are sold at least two years after the date of granting of the option and more than one year after the transfer of the shares to the employee; then, the lesser of (a) the excess of the fair market value of the shares at the time granted over the purchase price of the shares or (b) the excess of the fair market value of the shares at the time such shares are disposed of over the purchase price of the shares will be treated as ordinary income. Any further gain upon such sale will be treated as a capital gain. If the shares are sold and the sale price is less than the purchase price, there is no ordinary income and the employee has a capital loss equal to the difference.

If the shares are sold prior to the expiration of two years after the beginning of the applicable Offering Period and less than one year after the transfer of the shares to the employee: In this event (a "Disqualifying Disposition"), the excess of the fair market value of the shares at the date the shares are exercised over the purchase price will be treated as ordinary income to the employee. This excess will constitute ordinary income in the year of sale or other disposition. Any further gain upon such sale will be treated as a capital gain. If the shares are sold for less than their fair market value on the date of purchase the same amount of ordinary income is attributed to the employee and a capital loss will be recognized equal to the difference between the sale price and the fair market value of the shares on such purchase date. To the extent the employee recognizes ordinary income by reason of a Disqualifying Disposition, the Company will be entitled to a corresponding tax deduction for compensation in the tax year in which the disposition occurs, provided the Company has satisfied its withholding obligations under the Internal Revenue Code.

In the event an employee dies owning stock acquired under the Employee Stock Purchase Plan, compensation must be reported in his/her final income tax return. The amount of compensation to be reported will be the lesser of (a) the excess of the fair market value of the shares at the time these shares were granted over the purchase price of the shares or (b) the excess of the fair market value of the shares at the time of the employee's death over the purchase price of the shares.

The foregoing discussion is merely a summary of the more significant effects of the federal income tax on an employee and the Company with respect to shares purchased under the Employee Stock Purchase Plan and does not purport to be a complete analysis of the tax laws dealing with this subject. Reference should be made to the applicable provisions of the Internal Revenue Code and the regulations promulgated thereunder. In addition, this summary does not discuss the provisions of the income tax laws of any state or foreign country in which an employee may reside. Each employee should consult his or her own tax advisor concerning the federal (and any state and local) income tax consequences of participation in the Employee Stock Purchase Plan.

Valuation

For purposes of establishing the market price at the beginning or end of Offering Periods and for all other purposes under the Employee Stock Purchase Plan, the market value of a share of Common Stock will be the closing price of the Common Stock on the Nasdaq National Market on such date. The market value of Common Stock on the Record Date was $37.90 per share.

Required Vote

Approval of the amendment to the Employee Stock Purchase Plan requires the affirmative vote of the holders of a majority of the shares of Common Stock present, or represented, and entitled to vote on the matter at the Annual Meeting.

Your Board of Directors recommends a vote **FOR** this proposal.

DESIGNATION OF INDEPENDENT AUDITORS

(Proposal No. 7)

A proposal will be presented at the meeting to ratify the designation of Ernst & Young LLP as the independent auditors of the Company for 2002. Ernst & Young LLP has been the independent auditors of the Company since 1951. Representatives of Ernst & Young LLP will attend the Annual Meeting, with the opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

Your Board of Directors recommends a vote **FOR** this proposal.

Fees billed to the Company by Ernst & Young LLP in 2001 are as follows:

Audit Fees

Ernst & Young LLP has billed the Company $645,000, in the aggregate, for professional services rendered by Ernst & Young LLP for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2001 and the reviews of the interim financial statements included in the Company's Quarterly Reports on Form 10-Q filed during the fiscal year ended December 31, 2001.

Financial Information Systems Design and Implementation Fees

The Company did not engage Ernst & Young LLP to provide advice to the Company regarding financial information systems design and implementation during the fiscal year ended December 31, 2001.

All Other Fees

Ernst & Young LLP has billed the Company $1,784,000, in the aggregate, for services rendered by Ernst & Young LLP for all services (other than those covered above under "Audit Fees" and "Financial Information Systems Design and Implementation Fees") during the fiscal year ended December 31, 2001. All other fees include fees for audit-related services such as merger and acquisition due diligence, services related to the Company's debt issuance, registration statements filed with the SEC, including required consents, and employee benefit plans and compliance audits. All other fees also includes fees for corporate and executive tax services.

SHAREHOLDER PROPOSALS

The Company must receive by October 24, 2002 any proposal of a shareholder intended to be presented at the 2003 Annual Meeting and to be included in the Company's proxy materials related to the 2003 Annual Meeting pursuant to Rule 14a-8 under the Exchange Act. Proposals of shareholders submitted outside the processes of Rule 14a-8 under the Exchange Act in connection with the 2003 Annual Meeting ("Non-Rule 14a-8 Proposals") must be received by the Company by January 18, 2003 or such proposals will be considered untimely under the advance notice provisions of the Company's By-Laws. Non-Rule 14a-8 Proposals must comply with certain provisions of the Company's By-Laws. The Company's proxy related to the 2003 Annual Meeting will give discretionary authority to the proxy holders to vote with respect to all Non-Rule 14a-8 Proposals received by the Company after January 18, 2003. Notices of shareholder proposals should be delivered personally or mailed, and any request for a copy of the Company's By-Laws (which will be provided at no charge to any holder of Common Stock) should be directed, to the Secretary of the Company at its principal offices.

COST OF SOLICITATION

The cost of the solicitation of proxies will be borne by the Company. In addition to the use of the mails, proxies may be solicited by regular employees of the Company by telephone. The Company does not expect to pay any compensation for the solicitation of proxies, but it may reimburse brokers and other persons holding stock in their names, or in the names of nominees, for their expenses in sending proxy material to principals and obtaining their proxies.

JOHN J. GASPAROVIC
Secretary

February 22, 2002

ROADWAY CORPORATION
EQUITY OWNERSHIP PLAN

Roadway Corporation hereby establishes this Plan to be called the Roadway Corporation Equity Ownership Plan to encourage certain employees of the Company and its Subsidiaries to acquire common stock of the Company, to make monetary payments to certain employees based upon the value of the common stock, or based upon achieving certain goals on a basis mutually advantageous to such employees and the Company and thus provide an incentive for continuation of the efforts of the employees for the success of the Company and its Subsidiaries, for continuity of employment and to further the interests of shareholders. This Plan is an amendment and restatement of the Roadway Express, Inc. Equity Ownership Plan. The purpose of this amendment and restatement of the Plan is to reflect the formation of Roadway Corporation and the exchange of common shares of Roadway Express, Inc. for common shares of Roadway Corporation pursuant to the Agreement and Plan of Merger by and among Roadway Express, Inc., Roadway Merger Corp. and Roadway Corporation dated May 29, 2001.

ARTICLE I

DEFINITIONS

1.1 *Definitions.* Whenever used herein, the masculine pronoun shall be deemed to include the feminine, the singular to include the plural, unless the context clearly indicates otherwise, and the following capitalized words and phrases are used herein with the meaning thereafter ascribed:

(a) *"Award"* means any Option, Stock Appreciation Right, Restricted Stock, Deferred Stock, Performance Unit or Phantom Stock granted under the Plan. Any Award made prior to May 30, 2001 shall be governed by the terms of the Plan in effect on the date such Award is made.

(b) *"Award Agreement"* means an agreement between the Company and a Participant or other documentation evidencing an Award.

(c) *"Beneficiary"* means the person or persons designated by a Participant to exercise an Award in the event of the Participant's death while employed by the Company, or in the absence of such designation, the executor or administrator of the Participant's estate.

(d) *"Board"* means the Board of Directors of the Company.

(e) *"Cause"* means, in connection with an involuntary termination by the Company or a Subsidiary of a Participant's employment, conduct in violation of the Company's or a Subsidiary's Code of Conduct or other act determined to be detrimental to the Company's or a Subsidiary's best interests.

(f) *"Change in Control"* of the Company means any of the following:

(1) a filing pursuant to any federal or state law in connection with any tender offer for shares of the Company (other than a tender offer by the Company);

(2) the merger, consolidation or reorganization of the Company into or with another corporation or other legal person, if as a result of such merger, consolidation or reorganization less than 50% of the combined voting power of the then-outstanding securities of such corporation or person immediately after such transaction are held in the aggregate by the holders of Voting Stock (as that term is hereafter defined) of the Company immediately prior to such transaction by reason of their ownership of Voting Stock of the Company;

(3) the sale or transfer by the Company of all or substantially all of its assets to another company or other legal person, if as a result of such sale or transfer less than 50% of the combined voting power of the then-outstanding securities of such company immediately after such sale or transfer is held in the aggregate by the holders of Voting Stock of the Company immediately prior to such sale or transfer by reason of their ownership of Voting Stock of the Company;

(4) the adoption of any resolution of reorganization or dissolution of the Company by its shareholders;

(5) the filing of a report on Schedule 13D or Schedule 14D-1 (or any successor schedule, form or report), each as promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), disclosing that any person (as the term "person" is used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) has become the beneficial owner (as the term "beneficial owner" is defined under Rule 13d-3

or any successor rule or regulation promulgated under the Exchange Act) of securities representing 50% or more of the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors of the Company ("Voting Stock");

(6) the filing of a report or proxy statement by the Company with the Securities and Exchange Commission pursuant to the Exchange Act disclosing in response to Form 8-K or Schedule 14A (or any successor schedule, form or report or item therein) that a change in control of the Company has occurred or will occur in the future pursuant to any then-existing contract or transaction;

(7) if during any period of two consecutive years, individuals who at the beginning of such period constituted the directors of the Company cease for any reason to constitute a majority thereof (unless the election, or the nomination for election by the Company's shareholders, of each director of the Company first elected during such period was approved by a vote of at least two-thirds of the directors then still in office who were directors of the Company at the beginning of any such period; or

(8) the occurrence of any other event or series of events, which event or series of events, in the opinion of the Board, will, or is likely to, if carried out, result in a change in control of the Company;

provided, however, a "Change in Control" will not be deemed to have occurred, either (i) solely because (A) the Company, (B) a subsidiary of the Company, or (C) any Company-sponsored employee stock ownership plan or any other employee benefit plan of the Company, either files or becomes obligated to file a report or a proxy statement under or in response to Schedule 13D, Schedule 14D-1, Form 8-K or Schedule 14A (or any successor schedule, form or report or item therein) under the Exchange Act, disclosing beneficial ownership by it of shares of Voting Stock, whether in excess of 50% or otherwise, or because the Company reports that a change in control of the Company has or may have occurred or will or may occur in the future by reason of such beneficial ownership, or (ii) solely because of a change in control of any subsidiary by which a Participant is employed. Notwithstanding the foregoing provisions of Paragraphs (1)-(5) of this Subsection, if, prior to any event described in Paragraphs (1)-(5) of this Subsection instituted by any person not an officer or director of the Company, or prior to any disclosed proposal instituted by any person not an officer or director of the Company which could lead to any such event, management proposes any restructuring of the Company which ultimately leads to an event described in Paragraphs (1)-(5) of this Subsection pursuant to such management proposal, then a "Change in Control" will not be deemed to have occurred for purposes of the Plan. If any "Change in Control" is abandoned, the Board, may, by notice to the Participants, nullify the effect thereof.

(g) *"Code"* means the Internal Revenue Code of 1986, as amended.

(h) *"Committee"* means the Compensation and Nominating Committee of the Board.

(i) *"Company"* means Roadway Corporation, a Delaware corporation.

(j) *"Deferral Period"* means the period of time during which shares of Deferred Stock are subject to deferral limitations under Section 3.5.

(k) *"Deferred Stock"* means an award pursuant to Section 3.5 of the right to receives shares of Stock at the end of a specified Deferral Period.

(l) *"Disability"* means a condition which entitles a Participant to benefits under the long-term disability plan maintained by the Company or a Subsidiary and applicable to him.

(m) *"Disposition"* means any conveyance, sale, transfer, assignment, pledge or hypothecation, whether outright or as security, inter vivos or testamentary, with or without consideration, voluntary or involuntary.

(n) *"Dividend Equivalent Rights"* means certain rights to receive payments as described in Section 3.10.

(o) *"Fair Market Value"* means, with respect to a share of Stock, the last transaction price per share as quoted by the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), for a day specified herein for which such fair market value is to be calculated or if there was no transaction price of such shares so quoted for such day, on the most recent preceding day on which there was such a so quoted transaction price.

(p) *"Incentive Stock Option"* means an incentive stock option, as defined in Code Section 422, described in Section 3.2.

(q) *"Less-Than-80% Subsidiary"* means a Subsidiary with respect to which the Company directly or indirectly owns or controls less than 80% of the total combined voting or other decision-making power.

(r) *"Non-Qualified Stock Option"* means a stock option, other than an Incentive Stock Option, described in Section 3.2.

(s) *"Option"* means a Non-Qualified Stock Option or an Incentive Stock Option.

(t) *"Over 10% Owner"* means an individual who at the time an Incentive Stock Option is granted owns Stock possessing more than 10% of the total combined voting power of the Company or one of its Parents or Subsidiaries, determined by applying the attribution rules of Code Section 424(d).

(u) *"Parent"* means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if, with respect to Incentive Stock Options, at the time of granting of such Option, each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

(v) *"Participant"* means an individual who is selected by the Committee to receive an Award hereunder.

(w) *"Performance Goals"* means a performance objective or objectives established pursuant to the Plan for Participants who have received grants of Performance Units or, when so determined by the Committee, Options, Stock Appreciation Rights, Restricted Stock, Deferred Stock, Phantom Stock and dividend credits. Performance Goals may be described in terms of Company-wide objectives or objectives that are related to the performance of the individual Participant or of the Subsidiary, division, department or function within the Company or a Subsidiary in which the Participant is employed. The Performance Goals applicable to any Award to a Participant who is, or is determined by the Committee to be likely to become, a "covered employee" within the meaning of Code Section 162(m) shall be limited to specified levels of or growth in:
    (1) cash flow;
    (2) costs;
    (3) earnings per share;
    (4) market share;
    (5) net income;
    (6) product quality;
    (7) productivity improvement;
    (8) return on assets;
    (9) return on equity;
    (10) return on invested capital;
    (11) sales growth;
    (12) shareholder return;
    (13) stock price;
    (14) value added;

and any combination thereof.

Except in the case of such a covered employee, if the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render the Performance Goals unsuitable, the Committee may modify such Performance Goals or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable.

(x) *"Performance Units"* refers to a grant of performance units described in Section 3.6.

(y) *"Phantom Stock"* refers to the rights described in Section 3.7.

(z) *"Plan"* means the Roadway Corporation Equity Ownership Plan.

(aa) *"Reload Options"* means additional Options granted automatically to a Participant upon the exercise of Options pursuant to Section 3.2(f).

(bb) *"Restricted Stock"* means Stock awarded pursuant to Section 3.4 as to which neither the substantial risk of forfeiture nor the restrictions on the transfer referred to in Section 3.4 has expired.

(cc) *"Retirement"* means a Participant's voluntary termination of employment with the Company or a Subsidiary after attaining age 55.

(dd) *"Rule 16b-3"* means Rule 16b-3 of the Securities and Exchange Commission (or any successor rule to the same effect), as in effect from time to time.

(ee) *"Stock"* means the Company's common stock, $0.01 par value, and any security into which Stock may be converted by reason of any transaction or event of the type referred to in Section 5.2. Prior to May 30, 2001, Stock means the common stock of Roadway Express, Inc., without par value, or any security into which such Stock was converted by reason of any transaction or event of the type referred to in Section 5.2 of the Plan then in effect.

(ff) *"Stock Appreciation Right"* means a stock appreciation right described in Section 3.3.

(gg) *"Subsidiary"* means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, with respect to Incentive Stock Options, at the time of the granting of the Option, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

(hh) *"Termination of Employment"* means the termination of the employee-employer relationship between a Participant and the Company, a Subsidiary or an affiliate of the Company or a Subsidiary regardless of the fact that severance or similar payments are made to the Participant, for any reason, including, but not by way of limitation, a termination by resignation, discharge, death, Disability or Retirement. The Committee shall, in its absolute discretion, determine the effect of all matters and questions relating to Termination of Employment, including, but not by way of limitation, the question of whether a leave of absence constitutes a Termination of Employment, or whether a Termination of Employment is for Cause. In the event that a Participant who has been granted a Non-Qualified Stock Option hereunder ceases to be an employee but remains a member of the Board, no Termination of Employment shall be deemed to have occurred until the Participant ceases to be a member of the Board.

(ii) *"Vested"* means that an Award is nonforfeitable and, where appropriate, exercisable, with regard to a designated number of shares of Stock.

ARTICLE II

GENERAL TERMS

2.1 *Purpose of the Plan*. The Plan is intended to (a) provide incentive to officers and key employees of the Company, the Subsidiaries and their affiliates to stimulate their efforts toward the continued success of the Company and the Subsidiaries and to operate and manage the business in a manner that will provide for the long-term growth and profitability of the Company and the Subsidiaries; (b) encourage stock ownership by officers and key employees by providing them with a means to acquire a proprietary interest in the Company by acquiring shares of Stock or to receive compensation which is based upon appreciation in the value of Stock; and (c) provide a means of attracting, retaining and rewarding key personnel.

2.2 *Stock Subject to the Plan*.

(a) Subject to adjustment in accordance with Section 5.2, 2,000,000 shares of Stock (the "Maximum Plan Shares") are hereby reserved and subject to issuance under the Plan, which may be Stock of original issuance or Stock held in treasury or a combination thereof. At no time shall the Company have outstanding Awards and shares of Stock issued in respect to Awards in excess of the Maximum Plan Shares, provided, however, that the Maximum Plan Shares (1) may be supplemented by shares of Stock authorized but not granted under the following Company plans: Management Incentive Stock Plan, 2001 Employee Stock Purchase Plan, Nonemployee Directors' Stock Option Plan, Nonemployee Directors' Equity and Deferred Compensation Plan and Nonemployee Directors' Equity Ownership Plan ("stock related plans") and (2) shall be reduced by any Maximum Plan Shares used to grant awards under other stock related plans in excess of the shares authorized under other plans. To the extent permitted by law, the shares of Stock attributable to the nonvested, unpaid, unexercised, unconverted or otherwise unsettled portion of any Award that is forfeited, canceled or expires or terminates for any reason without becoming Vested, paid, exercised, converted or otherwise settled in full shall again be available for purposes of the Plan.

(b) Upon the full or partial payment of any Exercise Price (as defined in Section 3.2(a)) by the transfer to the Company of shares of Stock or upon satisfaction of tax withholding provisions in connection with any such exercise or any other payment made or benefit realized under the Plan by the transfer or relinquishment of shares of Stock, there shall be deemed to have been issued or transferred under the Plan only the net number of shares of Stock actually issued or transferred by the Company.

(c) Upon payment in cash of the benefit provided by any Award, any shares of Stock that were covered by such Award shall again be available for issuance or transfer hereunder.

(d) Subject to adjustment as provided in Section 5.2, the maximum number of shares of Stock covered by awards under the Plan granted to any Participant during any period of three consecutive calendar years shall not exceed 500,000 shares of Stock.

(e) In no event shall any Participant in any period of one calendar year be granted Performance Units having an aggregate maximum value as of the date of grant thereof in excess of $1,000,000.

(f) The aggregate number of shares of Stock actually issued by the Company upon the exercise of Incentive Stock Options shall not exceed the total number of shares of Stock first specified in Section 2.1(a), subject to adjustment as provided in Section 5.2.

(g) In the case of Incentive Stock Options, the aggregate Fair Market Value (determined as at the date an Incentive Stock Option is granted) of Stock with respect to which Incentive Stock Options become exercisable for the first time by an individual during any calendar year under all plans of the Company and its Parents and Subsidiaries shall not exceed $100,000; provided further, that if the limitation is exceeded, the Incentive Stock Option(s) which cause the limitation to be exceeded shall be treated as Non-Qualified Stock Option(s).

(h) In no event shall Awards other than Options and Stock Appreciation Rights exceed 50% of the Maximum Plan Shares, adjusted in accordance with the proviso in the second sentence of Subsection (a) of this Section. In no event shall the sum of all Shares granted, out of the additional 800,000 Shares authorized pursuant to this amendment and the establishment of the Nonemployee Directors' Equity Ownership Plan on the date hereof, on and after the date of this amendment pursuant to Awards other than Options and Stock Appreciation Rights under the Plan, Required Retainer Shares and Voluntary Deferral Shares under the Nonemployee Directors' Equity and Deferred Compensation Plan and Restricted Shares under the Nonemployee Directors' Equity Ownership Plan exceed 600,000 Shares.

2.3 *Administration of the Plan*. (a) The Plan shall be administered by the Committee. The Committee shall be composed of not less than two members of the Board, each of whom shall be a "non-employee director" within the meaning of Rule 16b-3 and an "outside director" within the meaning of Code Section 162(m). A majority of the Committee shall constitute a quorum, and the acts of the members of the Committee who are present at any meeting thereof at which a quorum is present, or acts unanimously approved by the members of the Committee in writing, shall be the acts of the Committee.

(b) Subject to the provisions of the Plan, the Committee shall have full and conclusive authority to interpret the Plan; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of the respective Award Agreements and to make all other determinations necessary or advisable for the proper administration of the Plan. The Committee's determination under the Plan need not be uniform and may be made by it selectively among persons who receive, or are eligible to receive, Awards under the Plan (whether or not such persons are similarly situated). The Committee's decisions shall be final and binding on all Participants.

2.4 *Eligibility and Limits*. Participants in the Plan shall be selected by the Committee from among those employees of the Company and the Subsidiaries who, in the opinion of the Committee, are in a position to contribute materially to the Company's and the Subsidiaries continued growth and development and to their long-term financial success.

ARTICLE III

TERMS OF AWARDS

3.1 *Terms and Conditions of All Awards.*

(a) *Award*. The number of shares of Stock as to which an Award shall be granted shall be determined by the Committee in its sole discretion, subject to the provisions of Section 2.2 as to the total number of shares available for grants under the Plan.

(b) *Award Agreement*. Each Award shall be evidenced by an Award Agreement in such form as the Committee may determine is appropriate, subject to the provisions of the Plan.

(c) *Date of Grant*. The date an Award is granted shall be the date on which the Committee has approved the terms and conditions of the Award Agreement and has determined the recipient of the Award and the number of shares covered by the Award and has taken all such other action necessary to complete the grant of the Award.

(d) *Vesting*. The Committee may provide for a vesting schedule in any Award Agreement. Any Award may provide for the earlier exercisability of such rights in the event of Retirement, death or Disability of the Participant. Unless otherwise determined by the Committee at or after grant, no Option shall be exercisable during the 6 months following the date of the granting of the Option.

(e) *Change in Control*. The Committee, in its discretion, may provide at the time of a grant of any Award that the terms of the award, including, but not limited to, the method of determining Fair Market Value, or the date on which an Award vests or becomes exercisable, may be modified in the event of a Change in Control.

(f) *Transferability*. Awards shall not be transferable or assignable except by will or by the laws of descent and distribution and shall be exercisable, during the Participant's lifetime, only by the Participant, or in the event of the Disability of the Participant, by the legal representative of the Participant. Notwithstanding the preceding sentence, the Committee may, in its sole discretion, authorize all or a portion of the Stock Options to be granted to a Participant which are not intended to be Incentive Stock Options to be on terms which permit transfer by such Participant to (1) the spouse, children or grandchildren of the Participant ("Immediate Family Members"), (2) a trust or trusts for the exclusive benefit of such Immediate Family Members, (3) a partnership in which such Immediate Family Members are the only partners, or (4) other persons or entities, provided that (i) the agreement pursuant to which such Options are transferred must be approved by the Committee, and must expressly provide for transferability in a manner consistent with the preceding sentence, and (ii) subsequent transfers of transferred Options shall be prohibited except those in accordance with the preceding sentence. Following transfer, any such Options shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer. The events of termination of employment of Section 3.2 shall continue to be applied with respect to the Participant, following which the Options shall be exercisable by the transferee only to the extent, and for the period specified in the Award Agreement pursuant to which such Options are granted.

(g) *Performance Goals*. Any Award may specify Performance Goals that must be achieved as a condition of the exercise or release of restrictions relating to such Award.

3.2 *Terms and Conditions of Options*. At the time any Option is granted, the Committee shall determine whether the Option is to be an Incentive Stock Option or a Non-Qualified Stock Option, and the Option shall be clearly identified as to its status as an Incentive Stock Option or a Non-Qualified Stock Option. At the time any Incentive Stock Option is exercised, the Company shall be entitled to place a legend on the certificates representing the shares of Stock purchased pursuant to the Option to clearly identify them as shares of Stock purchased upon exercise of an Incentive Stock Option. An Incentive Stock Option may only be granted within ten years from the earlier of the date the Plan is adopted or approved by the Company's stockholders.

(a) *Option Price*. Subject to adjustment in accordance with Section 5.2 and the other provisions of this Section, the exercise price (the "Exercise Price") per share of the Stock purchasable under any Option shall be as set forth in the applicable Award Agreement. With respect to each grant of an Incentive Stock Option to a Participant who is not an Over 10% Owner, the Exercise Price per share shall not be less than the Fair Market Value on the date the Option is granted; provided, however, that in the case of Non-Qualified Options, if granted in lieu of salary or cash bonus, the Exercise Price shall not be less than 85% of the Fair Market Value per share of Stock on the date the Option is granted. With respect to each grant for an Incentive Stock Option to a Participant who is an Over 10% Owner, the Exercise Price shall not be less than 110% of the Fair Market Value on the date the Option is granted. Notwithstanding the foregoing, with respect to a Non-qualified Stock Option, the Committee in its discretion, may determine a price per share of Stock of less than the Fair Market Value of the share of Stock at the time of grant, if such option is granted as substitute for a stock option granted by an entity which has been merged with or acquired by the Company and such substitute grant is made in connection with such merger or acquisition.

(b) *Option Term*. Any Option granted shall not be exercisable after the expiration of ten years after the date the Option is granted. Any Incentive Stock Option granted to an Over 10% Owner shall not be exercisable after the expiration of five years after the date the Option is granted. In either case, the Committee may specify a shorter term and state such term in the Award Agreement.

(c) *Payment*. Payment for all shares of Stock purchased pursuant to exercise of an Option shall be made in any form or manner authorized by the Committee in the Award Agreement or by amendment thereto, including, but not limited to, cash in the form of currency or certified or cashier's check or other acceptable cash equivalents, by delivery to the Company of a number of shares of Stock (including by attestation) which have been owned by the holder for at least six months prior to the date of exercise having an aggregate Fair Market Value on the date of exercise equal to the Exercise Price or by tendering a combination of cash and Stock. The holder of an Option, as such, shall have none of the rights of a stockholder.

(d) *Payment with Restricted Stock.* Any grant may provide that payment of the Exercise Price may also be made in whole or in part in the form of shares of Restricted Stock or other Stock that are subject to risk of forfeiture or restrictions on transfer. Unless otherwise determined by the Committee whenever any Exercise Price is paid in whole or in part by means of any of the forms of consideration specified in this Subsection, the shares of Stock received by the Participant upon the exercise of the Options shall be subject to the same risks of forfeiture or restrictions on transfer as those that applied to the consideration surrendered by the Participant; provided, however, that such risks of forfeiture and restrictions on transfer shall apply only to the same number of shares of Stock received by the Participant as applied to the forfeitable or restricted Stock surrendered by the Participant.

(e) *Cashless Exercise.* Any Award may provide for deferred payment of the Exercise Price from the proceeds of sale through a bank or broker on the date of exercise of some or all of the shares of Stock to which the exercise relates.

(f) *Reload Options.* Any grant may provide for the automatic grant to the Participant of Reload Options upon the exercise of Options, including Reload Options, for shares of Stock or any other noncash consideration authorized under Subsections (d) and (e) of this Section.

(g) *Successive Grants.* Successive grants may be made to the same Participant regardless of whether any Options previously granted to such Participant remain unexercised.

(h) *Cash Out.* Upon receipt of written notice to exercise, the Committee may elect to cash out all or part of the portion of the Options to be exercised by paying the Participant an amount, in cash or Stock, equal to the excess of the Fair Market Value of the Stock over the Exercise Price (the "Spread Value") on the effective date of such cash-out. In addition, the Committee may, at or after the date of grant (with the consent of the Participant if after the date of grant), require that all or part of the shares of Stock to be issued with respect to the Spread Value of an exercised Option take the form of Restricted Stock, which shall be valued on the date of exercise on the basis of the Fair Market Value of such Restricted Stock determined without regard to the forfeiture restriction involved.

(i) *Conditions to the Exercise.* Each Option granted under the Plan shall be exercisable by whom, at such time or times, or upon the occurrence of such event or events, and in such amounts, as the Committee shall specify in the Award Agreement; provided, however, that subsequent to the grant of an Option, the Committee, at any time before complete termination of such Option, may accelerate the time or times at which such Option may be exercised in whole or in part, including, without limitation, upon a Change in Control and may permit the Participant or any other designated person to exercise the Option, or any portion thereof, for all or part of the remaining Option term notwithstanding any provision of the Stock Agreement to the contrary.

(j) *Termination of Incentive Stock Option.* With respect to an Incentive Stock Option, in the event of Termination of Employment of a Participant, the Option or portion thereof held by the Participant which is unexercised shall expire, terminate, and become unexercisable no later than the expiration of three months after the date of Termination of Employment; provided, however, that in the case of a Participant whose Termination of Employment is due to death or Disability, one year shall be substituted for such three month period. For purposes of this Subsection, Termination of Employment of the Participant shall not be deemed to have occurred if the Participant is employed by another corporation (or a parent or subsidiary corporation of such other corporation) which has assumed the Incentive Stock Option of the Participant in a transaction to which Code Section 424(a) is applicable.

(k) *Special Provisions for Certain Substitute Options.* Notwithstanding anything to the contrary in this Section, any Option issued in substitution for an option previously issued by another entity, which substitution occurs in connection with a transaction to which Code Section 424(a) is applicable, may provide for an exercise price computed in accordance with such Code Section and the regulations thereunder and may contain such other terms and conditions as the Committee may prescribe to cause such substitute Option to contain as nearly as possible the same terms and conditions (including the applicable vesting and termination provisions) as those contained in the previously issued option being replaced thereby.

3.3 *Terms and Conditions of Stock Appreciation Rights*. A Stock Appreciation Right may be granted in connection with all or any portion of a previously or contemporaneously granted Award or not in connection with an Award. A Stock Appreciation Right shall entitle the Participant to receive the excess of (1) the Fair Market Value of a specified or determinable number of shares of the Stock at the time of payment or exercise over (2) a specified price which, in the case of a Stock Appreciation Right granted in connection with an Option, shall be not less than the Exercise Price for that number of shares. A Stock Appreciation Right granted in connection with an Award may only be exercised to the extent that the related Award has not been exercised, paid or otherwise settled. The exercise of a Stock Appreciation Right granted in connection with an Award shall result in a pro rata surrender or cancellation of any related Award to the extent the Stock Appreciation Right has been exercised.

(a) *Payment*. Upon payment or exercise of a Stock Appreciation Right, the Company shall pay to the Participant the appreciation in cash or shares of Stock (valued at the aggregate Fair Market Value on the date of payment or exercise) or any combination thereof as provided in the Award Agreement or, in the absence of such provision, as the Committee may determine.

(b) *Conditions to Exercise*. Each Stock Appreciation Right shall be exercisable or payable at such time or times, or upon the occurrence of such event or events, and in such amounts, as the Committee shall specify in the Award Agreement; provided, however, that subsequent to the grant of a Stock Appreciation Right, the Committee, at any time before complete termination of such Stock Appreciation Right, may accelerate the time or times at which such Stock Appreciation Right may be exercised or paid in whole or in part.

(c) *Maximum Amount*. Any Award may specify that the amount payable upon the exercise of a Stock Appreciation Right shall not exceed a maximum specified by the Committee on the date of grant.

3.4 *Terms and Conditions of Restricted Stock*. Awards of Restricted Stock and restrictions or conditions applicable to such Award, if any, shall be as the Committee determines, and the certificate for such shares shall bear evidence of any restrictions or conditions. Subsequent to the date of the grant of the Award, the Committee shall have the power to permit, in its discretion, an acceleration of the expiration of an applicable restriction period with respect to any part or all of the shares awarded to a Participant. The Committee may require a cash payment from the Participant in an amount no greater than the aggregate Fair Market Value of the shares of Stock awarded determined at the date of grant in exchange for the grant of an Award pursuant to this Section or may grant an Award pursuant to this Section without the requirement of a cash payment.

(a) *Rights Attributable to Restricted Stock*. Each Award shall constitute an immediate transfer of the ownership of shares of Stock to the Participant in consideration of the performance of services, entitling such Participant to dividend, voting and other ownership rights, subject to the substantial risk of forfeiture and restrictions on transfer hereinafter referred to.

(b) *Terms of Award*. Each Award shall provide that the shares of Restricted Stock covered thereby shall be subject to a "substantial risk of forfeiture" within the meaning of Code Section 83 for a period to be determined by the Committee on the date of grant; provided, however, that subsequent to the date of grant, the Committee, at any time before the lapse of the "substantial risk of forfeiture," may provide for the earlier termination of such period, including without limitation, in the event of a Change in Control or other similar transaction or event. If the Committee conditions the nonforfeitability of shares of Restricted Stock upon service alone, such vesting may not occur before three years from the date of grant of such shares of Restricted Stock, and if the Committee conditions the nonforfeitability of shares of Restricted Stock upon Performance Goals, such nonforfeitability may not occur before one year from the date of grant of such shares of Restricted Stock.

(c) *Transferability*. Each Award shall provide that, during the period for which such substantial risk of forfeiture is to continue, the transferability of the shares of Restricted Stock shall be prohibited or restricted in the manner and to the extent prescribed by the Committee on the date of grant. Such restrictions may include without limitation rights of repurchase or first refusal in the Company or provisions subjecting the shares of Restricted Stock to a continuing substantial risk of forfeiture in the hands of any transferee.

(d) *Dividends*. Any Award may require that any or all dividends or other distributions paid on the shares of Restricted Stock during the period of such restrictions be automatically sequestered. Such distribution may be reinvested on an immediate or deferred basis in additional shares of Stock, which may be subject to the same restrictions as the underlying award or such other restrictions as the Committee may determine.

(e) *Certificates.* Unless otherwise directed by the Committee, all certificates representing shares of Restricted Stock, together with a stock power that shall be endorsed in blank by the Participant with respect to such shares, shall be held in custody by the Company until all restrictions thereon lapse.

3.5 *Terms and Conditions of Deferred Stock.* Grants or sales of Deferred Stock may be made and shall be subject to Section 2.2 upon such terms and conditions as the Committee may determine in accordance with the following provisions:

(a) Each grant or sale shall constitute the agreement by the Company to issue or transfer shares of Stock to the Participant in the future in consideration of the performance of services, subject to the fulfillment during the Deferral Period of such conditions as the Committee may specify.

(b) Each grant or sale may be made without additional consideration from the Participant or in consideration of a payment by the Participant that is less than the Market Value per Share on the date of grant.

(c) Each grant or sale shall provide that the shares of Deferred Stock covered thereby shall be subject to a Deferral Period, which shall be fixed by the Committee on the date of grant, and any grant or sale may provide for the earlier termination of such period in the event of Retirement, death or Disability of the Participant or a Change in Control or other similar transaction or event. If the Committee conditions the nonforfeitability of shares of Deferred Stock upon service alone, such nonforfeitability may not occur before three years from the date of grant of such shares of Deferred Stock, and if the Committee conditions the Vesting of shares of Deferred Stock upon Performance Goals, such nonforfeitability may not occur before one year from the date of grant of such shares of Deferred Stock.

(d) During the Deferral Period, the Participant shall not have any right to transfer any rights under the subject award, shall not have any rights of ownership in the shares of Deferred Stock and shall not have any right to vote such shares.

3.6 *Terms and Conditions of Performance Unit Awards.* An Award of Performance Units shall entitle the Participant to receive, at a specified future date, payment of an amount equal to all or a portion of the value of a specified number of units (stated in terms of a designated dollar amount per unit) granted by the Committee. At the time of the grant, the Committee shall determine the base value of each unit, the number of units subject to an Award of Performance Units, the Performance Goals applicable to the determination of the ultimate payment value of the Performance Units and the period over which Company performance shall be measured which shall not be less than one year. The Committee may provide for an alternate base value for each unit under certain specified conditions.

(a) *Payment.* Payment in respect of Performance Units may be made by the Company in cash or shares of Stock (valued at Fair Market Value on the date of payment) or any combination thereof as provided in the Award Agreement or, in the absence of such provision, as the Committee may determine.

(b) *Conditions to Payment.* Each Award of Performance Units shall specify the Performance Goals that are to be achieved and each grant shall specify in respect of the specified Performance Goals a minimum acceptable level of achievement below which no payment will be made and shall set forth a formula for determining the amount of any payment to be made if performance is at or above the minimum acceptable level but falls short of full achievement of the specified Performance Goals.

(c) *Performance Period.* The period over which performance is measured with respect to an Award of Performance Units may be subject to earlier termination in the event of Retirement, death or Disability of the Participant or a Change in Control or other similar transaction or event.

3.7 *Terms and Conditions of Phantom Stock.* Each grant of Phantom Stock shall entitle the Participant to receive, at a specified future date, payment of an amount equal to all or a portion of the Fair Market Value of a specified number of shares of Stock at the end of a specified period in consideration of the performance of services.

(a) *Payment.* Payment in respect of Phantom Stock may be made by the Company in cash or shares of Stock (valued at Fair Market Value on the date of payment) or a combination thereof as provided in the Award Agreement or, in the absence of such provision, as the Committee may determine.

(b) *Conditions to Payment.* Phantom Stock granted under the Plan shall be payable at such time or times, or upon the occurrence of such event or events, and in such amounts, as the Committee shall specify in the award Agreement; provided, however, that subsequent to the grant of Phantom Stock, the Committee, at any time before expiration of the applicable period provided in the Award Agreement, may accelerate the time or times at which such Phantom Stock may be paid in whole or in part.

(c) *Restrictions on Transfer.* Prior to the expiration of the applicable period provided in the Award Agreement, the Participant shall not have any right to transfer any rights under the Award, shall not have any rights of ownership in the shares of Phantom Stock and shall not have any right to vote such shares.

3.8 *Certain Terminations of Employment, Hardship and Approved Leaves of Absence.* Notwithstanding any other provision of this Article to the contrary, in the event of Termination of Employment by reason of death, Disability, Retirement, early retirement or leave of absence approved by the Committee, or in the event of hardship or other special circumstances, of a Participant who holds an Option or a Stock Appreciation Right that is not immediately and fully exercisable, any Restricted Stock as to which the substantial risk of forfeiture or the prohibition or restriction on transfer has not lapsed, Deferred Stock as to which the Deferral Period is not complete, any Phantom Stock as to which the applicable period provided in the Award Agreement has not expired, any Performance Units that have not been fully earned, or any shares of Stock that are subject to any transfer restriction pursuant to Section 3.4(c), the Committee may in its sole discretion take any action that it deems to be equitable under the circumstances or in the best interests of the Company or a Subsidiary, including without limitation waiving or modifying any limitation or requirement with respect to any Award.

3.9 *Fractional Shares.* The Company shall not be required to issue any fractional shares of Stock pursuant to the Plan. The Committee may provide for the elimination of fractions or for the settlement thereof in cash.

3.10 *Terms and Conditions of Dividend Equivalent Rights.* A Dividend Equivalent Right shall entitle the Participant to receive payments from the Company in an amount determined by reference to any cash dividends paid on a specified number of shares of Stock to Company stockholders of record during the period such rights are effective. The Committee may impose such restrictions and conditions on any Dividend Equivalent Right as the Committee in its discretion shall determine, including the date any such right shall terminate and may reserve the right to terminate, amend or suspend any such right at any time.

(a) *Payment.* Payment in respect of a Dividend Equivalent Right may be made by the Company in cash or shares of Stock (valued at Fair Market Value on the date of payment) or any combination thereof as provided in the Award Agreement or, in the absence of such provision, as the Committee may determine.

(b) *Conditions to Payment.* Each Dividend Equivalent Right granted under the Plan shall be payable at such time or times, or upon the occurrence of such event or events, and in such amounts, as the Committee shall specify in the Dividend Equivalent Right; provided, however, that subsequent to the grant of a Dividend Equivalent Right, the Committee, at any time before complete termination of such Dividend Equivalent Right, may accelerate the time or times at which such Dividend Equivalent Right may be paid in whole or in part.

3.11 *Participation by Employees of a Less-Than-80% Subsidiary.* As a condition to the effectiveness of any grant to be made hereunder to a Participant who is an employee of a Less-Than-80% Subsidiary, regardless whether such Participant is also employed by the Company or another Subsidiary, the Committee may require the Less-Than-80% Subsidiary to agree to transfer to the Participant (as, if and when provided for under the Plan and any applicable agreement entered into between the Participant and the Less-Than-80% Subsidiary pursuant to the Plan) the shares of Stock that would otherwise be delivered by the Company upon receipt by the Less-Than-80% Subsidiary of any consideration then otherwise payable by the Participant to the Company. Any such grant may be evidenced by an agreement between the Participant and the Less-Than-80% Subsidiary, in lieu of the Company, on terms consistent with the Plan and approved by the Committee and the Less-Than-80% Subsidiary. All shares of Stock so delivered by or to a Less-Than-80% Subsidiary will be treated as if they had been delivered by or to the Company for purposes of Section 2.2 and all references to the Company in the Plan are deemed to refer to the Less-Than-80% Subsidiary except with respect to the definitions of the Board and the Committee and in other cases where the context otherwise requires.

ARTICLE IV

RESTRICTIONS ON STOCK

4.1 *Escrow of Shares.* Any certificates representing the shares of Stock issued under the Plan shall be issued in the Participant's name, but, if the Award Agreement so provides, the shares of Stock shall be held by a custodian designated by the Committee (the "Custodian"). Each Award Agreement providing for transfer of shares of Stock to the Custodian shall appoint the Custodian as the attorney-in-fact for the Participant for the term specified in the Award Agreement, with full power and authority in the Participant's name, place and stead to transfer, assign and convey to the Company any shares of Stock held by the Custodian for such Participant, if the Participant forfeits the shares under the terms of the Award Agreement. During the period that the Custodian holds the shares subject to this Section, the Participant shall be entitled to all rights, except as provided in the Award Agreement, applicable to shares of Stock not so held. Any dividends declared on shares of Stock held by the Custodian shall, as the Committee may provide in the Award Agreement, be paid directly to the Participant or, in the alternative, be retained by the Custodian until the expiration of the term specified in the Award Agreement and shall then be delivered, together with any proceeds, with the shares of Stock to the Participant or the Company, as applicable.

4.2 *Forfeiture of Shares.* Notwithstanding any vesting schedule set forth in any Award Agreement, in the event that the Participant violates a non competition provision of the Award Agreement, all unexpired, unpaid forfeitable or deferred Awards made pursuant to the Plan shall be forfeited; provided, however, that the Company shall return to the Participant the lesser of any consideration paid by the Participant in exchange for Stock issued to the Participant pursuant to the Plan or the then Fair Market Value of the Stock forfeited hereunder.

ARTICLE V

GENERAL PROVISIONS

5.1 *Withholding.* The Company or a Subsidiary shall deduct from all cash payments made to a Participant or other person under the Plan any taxes required to be withheld by federal, state or local government. Whenever the Company proposes or is required to issue or transfer shares of Stock under the Plan or upon the vesting of any Award, the Company or a Subsidiary shall have the right to require the Participant or such other person to remit to the Company or such Subsidiary an amount sufficient to satisfy any federal, state and local withholding tax requirements prior to the delivery of any certificate or certificates for such shares or the vesting of such Award. The Participant or such other person may pay the withholding tax in cash, or, if the Award Agreement provides, the Participant or such other person may also elect to reduce the number of shares of Stock he is to receive by, or with respect to an Award, tender back to the Company, the smallest number of whole shares of Stock which, when multiplied by the Fair Market Value of the shares determined as of the Tax Date (defined below), is sufficient to satisfy federal, state and local, if any, withholding taxes arising from exercise or payment of an Award (a "Withholding Election"). The Participant or such other person may make a Withholding Election only if both of the following conditions are met:

(a) The Withholding Election must be made on or prior to the date on which the amount of tax required to be withheld is determined (the "Tax Date") by executing and delivering to the Company a properly completed notice of Withholding Election as prescribed by the Committee; and

(b) Any Withholding Election made will be irrevocable; provided, however, the Committee may in its sole discretion approve and give no effect to the Withholding Election.

5.2 *Changes in Capitalization; Merger; Liquidation.*

(a) The number of shares of Stock reserved for the grant of Options, Dividend Equivalent Rights, Performance Units, Phantom Stock, Stock Appreciation Rights and Restricted Stock; the number of shares of Stock reserved for issuance upon the exercise or payment, as applicable, of outstanding Options, Dividend Equivalent Rights, Performance Units, Phantom Stock, Deferred Stock and Stock Appreciation Rights and upon vesting or grant, as applicable, of Restricted Stock Awards; the Exercise Price of each outstanding Option and the specified number of shares of Stock to which outstanding Dividend Equivalent Rights, Phantom Stock and Stock Appreciation Rights pertain may be proportionately adjusted as the Committee in its sole discretion may in good faith determine to be equitably required in order to prevent dilution or enlargement of the rights of Participants that would otherwise result from any increase or decrease in the number of issued shares of Stock resulting from a subdivision or combination of shares or the payment of a stock dividend in shares of Stock to holders of outstanding shares of Stock or any other increase or decrease in the number of shares of Stock outstanding effected without receipt of consideration by the Company.

(b) In the event of a merger, consolidation or other reorganization of the Company or tender offer for shares of Stock, the Committee may make such adjustments with respect to Awards and take such other action as it deems necessary or appropriate to reflect or in anticipation of such merger, consolidation, reorganization or tender offer, including, without limitation, the kind of shares (including shares of another issuer) covered by an Award, the substitution of new Awards, the termination or adjustment of outstanding Awards, the acceleration of Awards or the removal of restrictions on outstanding Awards.

(c) The existence of the Plan and the Awards granted pursuant to the Plan shall not affect in any way the right or power of the Company to make or authorize any adjustment, reclassification, reorganization or other change in its capital or business structure, any merger or consolidation of the Company, any issue of debt or equity securities having preferences or priorities as to the Stock or the rights thereof, the dissolution or liquidation of the Company, any sale or transfer of all or any part of its business or assets, or any other corporate act or proceeding.

(d) The Committee may on or after the date of grant provide in the Award Agreement that the Participant may elect to receive an equivalent award in respect of securities of the surviving entity of any merger, consolidation or other transaction or event having a similar effect, or the Committee may provide that the Participant will automatically be entitled to receive such an equivalent award. In any case, such substitution of securities shall not require the consent of any person who is granted Awards pursuant to the Plan.

5.3 *Foreign Employees*. In order to facilitate the making of any grant or combination of grants under the Plan, the Board may provide for such special terms for awards to Participants who are foreign nationals or who are employed by the Company or any Subsidiary outside of the United States of America as the Board may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Board may approve such supplements to or amendments, restatements or alternative versions of the Plan as it may consider necessary or appropriate for such purposes, without thereby affecting the terms of the Plan as in effect for any other purpose, and the Secretary or other appropriate officer of the Company may certify any such document as having been approved and adopted in the same manner as the Plan. No such special terms, supplements, amendments or restatements, however, shall include any provisions that are inconsistent with the terms of the Plan as then in effect unless the Plan could have been amended to eliminate such inconsistency without further approval by the shareholders of the Company.

5.4 *Compliance with Code*. All Incentive Stock Options to be granted hereunder are intended to comply with Code Section 422, and all provisions of the Plan and all Incentive Stock Options granted hereunder shall be construed in such manner as to effectuate that intent.

5.5 *Right to Terminate Employment*. Nothing in the Plan or in any Award shall confer upon any Participant the right to continue as an employee or officer of the Company, any Subsidiary or any of their affiliates or affect the right of the Company, any Subsidiary or any of their affiliates to terminate the Participant's employment at any time.

5.6 *Restrictions on Delivery and Sale of Shares; Legends*. Each Award is subject to the condition that if at any time the Committee, in its discretion, shall determine that the listing, registration or qualification of the shares covered by such Award upon any securities exchange or under any state or federal law is necessary or desirable as a condition of or in connection with the granting of such Award or the purchase or delivery of shares thereunder, the delivery of any or all shares pursuant to such Award may be withheld unless and until such listing, registration or qualification shall have been effected. If a registration statement is not in effect under the Securities Act of 1933 or any applicable state securities laws with respect to the shares of Stock purchasable or otherwise deliverable under Awards then outstanding, the Committee may require, as a condition of exercise of any Option or as a condition to any other delivery of Stock pursuant to an Award, that the Participant or other recipient of an Award represent, in writing, that the shares received pursuant to the Award are being acquired for investment and not with a view to distribution and agree that shares will not be disposed of except pursuant to an effective registration statement, unless the Company shall have received an opinion of counsel that such disposition is exempt from such requirement under the Securities Act of 1933 and any applicable state securities laws. The Company may include on certificates representing shares delivered pursuant to an Award such legends referring to the foregoing representations or restrictions or any other applicable restrictions on resale as the Company, in its discretion, shall deem appropriate.

5.7 *Right of First Refusal*. At the time of grant, the Committee may provide in connection with any grant made under the Plan that the shares of Stock received as a result of such grant shall be subject to a right of first refusal, pursuant to which the Participant shall be required to offer to the Company any shares of Stock that the Participant wishes to sell, with the price being the then Fair Market Value of the shares of Stock, subject to such other terms and conditions as the Committee shall specify at the time of grant.

5.8 *Reinvestment of Dividends*. The reinvestment of dividends in additional Restricted Stock (or in other types of Awards) at the time of any dividend payment shall only be permissible if sufficient shares of Stock are available under Section 2.2 for such reinvestment (taking into account then outstanding Option Awards and other Awards granted under the Plan).

5.9 *Beneficiary Designation*. The Committee shall establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable in the event of the Participant's death are to be paid.

5.10 *Proceeds and Expenses*. The proceeds received by the Company from the sale of shares of Stock pursuant to the exercise of Stock Options shall be used for general corporate purposes. The Company shall bear any expenses associated with the administration of the Plan.

5.11 *Severability*. If any provision of the Plan shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining provisions of the Plan, but the Plan shall be construed and enforced as if such illegal or invalid provision had never been included herein.

5.12 *Exclusion from Certain Restrictions*. Notwithstanding anything in the Plan to the contrary, not more than 10% of the Maximum Plan Shares, adjusted in accordance with the proviso in the second sentence of Section 2.2(a), may be subject to awards pursuant to Article III:

(a) in the case of grants of Restricted Stock, which do not meet the requirements of the last sentence of Section 3.4(b);

(b) in the case of grants of Restricted Stock, as to which the Committee may accelerate or waive any restrictions imposed under Section 3.4(c);

(c) in the case of grants of Deferred Stock, which do not meet the requirements of the last sentence of Section 3.5(c); or

(d) in the case of grants of Performance Units, which do not meet the requirements of Section 3.6.

5.13 *Non-alienation of Benefits*. Other than as specifically provided in Section 3.1(e), no benefit under the Plan shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge; and any attempt to do so shall be void. No such benefit shall, prior to receipt by the Participant, be in any manner liable for or subject to the debts, contracts, liabilities, engagements or torts of the Participant.

5.14 *Amendments and Other Matters*.

(a) The Board may at any time and from time to time amend the Plan in whole or in part; provided, however, that any amendment which must be approved by the shareholders of the Company in order to comply with applicable law or the rules of any national securities exchange or national quotation system upon which the Stock is traded or quoted will not be effective unless and until such approval has been obtained. Presentation of the Plan or any amendment thereof for shareholder approval may not be construed to limit the Company's authority to offer similar or dissimilar benefits under other plans without shareholder approval.

(b) The Committee shall not, without the further approval of stockholders of the Company, authorize the amendment of any outstanding Option to reduce the Exercise Price. Furthermore, no Option shall be canceled and replaced with grants having a lower Exercise Price without the further approval of stockholders of the Company.

5.15 *Stockholder Approval*. The Plan was submitted to the stockholders of Roadway Express, Inc. for their approval within 12 months before or after the adoption of the Plan by the Board of Roadway Express, Inc.

5.16 *Choice of Law*. The laws of the State of Delaware shall govern the Plan, to the extent not preempted by federal law.

5.17 *Effective Date of Plan*. The Plan became effective upon the date the Plan was approved by the stockholders of Roadway Express, Inc. The effective date of this amendment and restatement of the Plan is May 30, 2001.

ROADWAY CORPORATION
NONEMPLOYEE DIRECTORS'
EQUITY OWNERSHIP PLAN

Roadway Corporation hereby establishes this Plan to be called the Roadway Corporation Nonemployee Directors' Equity Ownership Plan to encourage certain nonemployee Directors of the Company to acquire common stock of the Company and thus provide an incentive for continuation of the efforts of the nonemployee Directors for the success of the Company and its subsidiaries and to further the interests of shareholders.

ARTICLE I

DEFINITIONS

1.1 *Definitions.* Whenever used herein, the masculine pronoun shall be deemed to include the feminine, the singular to include the plural, unless the context clearly indicates otherwise, and the following capitalized words and phrases are used herein with the meaning thereafter ascribed:

(a) *"Administrator"* means the Compensation and Nominating Committee of the Board or any successor committee designated by the Board.

(b) *"Award"* means any Option or Restricted Stock granted under the Plan.

(c) *"Award Agreement"* means an agreement between the Company and a Participant or other documentation evidencing an Award.

(d) *"Beneficiary"* means the person or persons designated by a Participant to exercise an Award in the event of the Participant's death while a nonemployee Director of the Company, or in the absence of such designation, the executor or administrator of the Participant's estate.

(e) *"Board"* means the Board of Directors of the Company.

(f) *"Change in Control"* of the Company means any of the following:

(1) a filing pursuant to any federal or state law in connection with any tender offer for shares of the Company (other than a tender offer by the Company);

(2) the merger, consolidation or reorganization of the Company into or with another corporation or other legal person, if as a result of such merger, consolidation or reorganization less than 50% of the combined voting power of the then-outstanding securities of such corporation or person immediately after such transaction are held in the aggregate by the holders of Voting Stock (as that term is hereafter defined) of the Company immediately prior to such transaction by reason of their ownership of Voting Stock of the Company;

(3) the sale or transfer by the Company of all or substantially all of its assets to another company or other legal person, if as a result of such sale or transfer less than 50% of the combined voting power of the then-outstanding securities of such company immediately after such sale or transfer is held in the aggregate by the holders of Voting Stock of the Company immediately prior to such sale or transfer by reason of their ownership of Voting Stock of the Company;

(4) the adoption of any resolution of reorganization or dissolution of the Company by its shareholders;

(5) the filing of a report on Schedule 13D or Schedule 14D-1 (or any successor schedule, form or report), each as promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), disclosing that any person (as the term "person" is used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) has become the beneficial owner (as the term "beneficial owner" is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of securities representing 50% or more of the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors of the Company ("Voting Stock");

(6) the filing of a report or proxy statement by the Company with the Securities and Exchange Commission pursuant to the Exchange Act disclosing in response to Form 8-K or Schedule 14A (or any successor schedule, form or report or item therein) that a change in control of the Company has occurred or will occur in the future pursuant to any then-existing contract or transaction;

(7) if during any period of two consecutive years, individuals who at the beginning of such period constituted the directors of the Company cease for any reason to constitute a majority thereof (unless the election, or the nomination for election by the Company's shareholders, of each director of the Company first elected during such period was approved by a vote of at least two-thirds of the directors then still in office who were directors of the Company at the beginning of any such period; or

(8) the occurrence of any other event or series of events, which event or series of events, in the opinion of the Board, will, or is likely to, if carried out, result in a change in control of the Company;

provided, however, a "Change in Control" will not be deemed to have occurred, either (i) solely because (A) the Company, (B) a subsidiary of the Company, or (C) any Company-sponsored employee stock ownership plan or any other employee benefit plan of the Company, either files or becomes obligated to file a report or a proxy statement under or in response to Schedule 13D, Schedule 14D-1, Form 8-K or Schedule 14A (or any successor schedule, form or report or item therein) under the Exchange Act, disclosing beneficial ownership by it of shares of Voting Stock, whether in excess of 50% or otherwise, or because the Company reports that a change in control of the Company has or may have occurred or will or may occur in the future by reason of such beneficial ownership, or (ii) solely because of a change in control of any subsidiary by which a Participant is employed. Notwithstanding the foregoing provisions of Paragraphs (1)-(5) of this Subsection, if, prior to any event described in Paragraphs (1)-(5) of this Subsection instituted by any person not an officer or director of the Company, or prior to any disclosed proposal instituted by any person not an officer or director of the Company which could lead to any such event, management proposes any restructuring of the Company which ultimately leads to an event described in Paragraphs (1)-(5) of this Subsection pursuant to such management proposal, then a "Change in Control" will not be deemed to have occurred for purposes of the Plan. If any "Change in Control" is abandoned, the Board, may, by notice to the Participants, nullify the effect thereof.

(g) *"Code"* means the Internal Revenue Code of 1986, as amended.

(h) *"Company"* means Roadway Corporation, a Delaware corporation.

(i) *"Fair Market Value"* means, with respect to a share of Stock, the last transaction price per share as quoted by the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), for a day specified herein for which such fair market value is to be calculated or if there was no transaction price of such shares so quoted for such day, on the most recent preceding day on which there was such a so quoted transaction price.

(j) *"Option"* means a stock option described in Section 3.2.

(k) *"Participant"* means an individual who is selected by the Administrator to receive an Award hereunder.

(l) *"Plan"* means the Roadway Corporation Nonemployee Directors' Equity Ownership Plan.

(m) *"Restricted Stock"* means Stock awarded pursuant to Section 3.3 as to which neither the substantial risk of forfeiture nor the restrictions on the transfer referred to in Section 3.3 has expired.

(n) *"Rule 16b-3"* means Rule 16b-3 of the Securities and Exchange Commission (or any successor rule to the same effect), as in effect from time to time.

(o) *"Stock"* means the Company's common stock, $0.01 par value, and any security into which Stock may be converted by reason of any transaction or event of the type referred to in Section 5.2.

(p) *"Vested"* means that an Award is nonforfeitable and, where appropriate, exercisable, with regard to a designated number of shares of Stock.

ARTICLE II

GENERAL TERMS

2.1 *Purpose of the Plan*. The Plan is intended to (a) provide incentive to nonemployee Directors of the Company to stimulate their efforts toward the continued success of the Company and the Subsidiaries and to operate and manage the business in a manner that will provide for the long-term growth and profitability of the Company and its subsidiaries; (b) encourage stock ownership by nonemployee Directors by providing them with a means to acquire a proprietary interest in the Company by acquiring shares of Stock; and (c) provide a means of attracting, retaining and rewarding nonemployee Directors.

2.2 *Stock Subject to the Plan*.

(a) Subject to adjustment in accordance with Section 5.2, 100,000 shares of Stock (the "Maximum Plan Shares") are hereby reserved and subject to issuance under the Plan, which may be Stock of original issuance or Stock held in treasury or a combination thereof. At no time shall the Company have outstanding Awards and shares of Stock issued in respect to Awards in excess of the Maximum Plan Shares; provided, however, that the Maximum Plan Shares (1) may be supplemented by shares of Stock authorized but not granted under the following Company plans: Equity Ownership Plan, Management Incentive Stock Plan, 2001 Employee Stock Purchase Plan, Nonemployee Directors' Stock Option Plan and Nonemployee Directors' Equity and Deferred Compensation Plan ("stock related plans") and (2) shall be reduced by any Maximum Plan Shares used to grant awards under any other stock related plans in excess of the shares authorized under such other plans. To the extent permitted by law, the shares of Stock attributable to the nonvested, unpaid, unexercised, unconverted or otherwise unsettled portion of any Award that is forfeited, canceled or expires or terminates for any reason without becoming Vested, paid, exercised, converted or otherwise settled in full shall again be available for purposes of the Plan. Notwithstanding the foregoing, in no event shall the sum of all Shares granted hereunder, out of the 800,000 Shares authorized pursuant to the amendment to the Equity Ownership Plan on the date hereof and the establishment of this Plan, as Restricted Shares, Awards other than Options and Stock Appreciation Rights under the Equity Ownership Plan, and Required Retainer Shares and Voluntary Deferral Shares under the Nonemployee Directors' Equity and Deferred Compensation Plan exceed 600,000 Shares.

(b) Upon the full or partial payment of any Exercise Price (as defined in Section 3.2(a)) by the transfer to the Company of shares of Stock or upon satisfaction of tax withholding provisions in connection with any such exercise or any other payment made or benefit realized under the Plan by the transfer or relinquishment of shares of Stock, there shall be deemed to have been issued or transferred under the Plan only the net number of shares of Stock actually issued or transferred by the Company.

(c) Upon payment in cash of the benefit provided by any Award, any shares of Stock that were covered by such Award shall again be available for issuance or transfer hereunder.

(d) Subject to adjustment as provided in Section 5.2, the maximum number of shares of Stock covered by awards under the Plan granted to any Participant during any period of three consecutive calendar years shall not exceed 500,000 shares of Stock.

2.3 *Administration of the Plan*. The Plan shall be administered by the Administrator. The Administrator shall have such powers as may be necessary to discharge its duties hereunder. The Administrator may, from time to time, employ, appoint or delegate to an agent or agents (who may be an officer or officers of the Company) and delegate to them such administrative duties as it sees fit, and may from time to time consult with legal counsel who may be counsel to the Company. The Administrator shall have no power to add to, subtract from or modify any of the terms of the Plan, or to change or add to any benefits provided under the Plan, or to waive or fail to apply any requirements of eligibility for a benefit under the Plan. No member of the Administrator shall act in respect of his own Award. All decisions and determinations by the Administrator shall be final and binding on all parties. No member of the Administrator shall be liable for any such action taken or determination made in good faith. All decisions of the Administrator shall be made by the vote of the majority, including actions and writing taken without a meeting. All elections, notices and directions under the Plan by a Participant shall be made on such forms as the Administrator shall prescribe.

2.4 *Eligibility and Limits*. All nonemployee Directors of the Company shall be eligible for grants under the Plan.

ARTICLE III

TERMS OF AWARDS

3.1 *Terms and Conditions of All Awards*.

(a) *Award*. The number of shares of Stock as to which an Award shall be granted shall be determined by the Administrator in its sole discretion, subject to the provisions of Section 2.2 as to the total number of shares available for grants under the Plan.

(b) *Award Agreement*. Each Award shall be evidenced by an Award Agreement in such form as the Administrator may determine is appropriate, subject to the provisions of the Plan.

(c) *Date of Grant*. The date an Award is granted shall be the date on which the Administrator has approved the terms and conditions of the Award Agreement and has determined the recipient of the Award and the number of shares covered by the Award and has taken all such other action necessary to complete the grant of the Award.

(d) *Vesting*. The Administrator may provide for a vesting schedule in any Award Agreement. Any Award may provide for the earlier exercisability of such rights in the event of the retirement or death of the Participant. Unless otherwise determined by the Administrator at or after grant, no Option shall be exercisable during the 6 months following the date of the granting of the Option.

(e) *Change in Control*. The Administrator, in its discretion, may provide at the time of a grant of any Award that the terms of the award, including, but not limited to, the method of determining Fair Market Value, or the date on which an Award vests or becomes exercisable, may be modified in the event of a Change in Control.

(f) *Transferability*. Awards shall not be transferable or assignable except by will or by the laws of descent and distribution and shall be exercisable, during the Participant's lifetime, only by the Participant. Notwithstanding the preceding sentence, the Administrator may, in its sole discretion, authorize all or a portion of the Stock Options to be granted to a Participant to be on terms which permit transfer by such Participant to (1) the spouse, children or grandchildren of the Participant ("Immediate Family Members"), (2) a trust or trusts for the exclusive benefit of such Immediate Family Members, (3) a partnership in which such Immediate Family Members are the only partners, or (4) other persons or entities, provided that (i) the agreement pursuant to which such Options are transferred must be approved by the Administrator, and must expressly provide for transferability in a manner consistent with the preceding sentence, and (ii) subsequent transfers of transferred Options shall be prohibited except those in accordance with the preceding sentence. Following transfer, any such Options shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer.

3.2 *Terms and Conditions of Options*.

(a) *Option Price*. Subject to adjustment in accordance with Section 5.2 and the other provisions of this Section, the exercise price (the "Exercise Price") per share of the Stock purchasable under any Option shall be as set forth in the applicable Award Agreement which amount shall not be less than the Fair Market Value on the date the Option is granted.

(b) *Option Term*. Any Option granted shall not be exercisable after the expiration of ten years after the date the Option is granted. The Administrator may specify a shorter term and state such term in the Award Agreement.

(c) *Payment*. Payment for all shares of Stock purchased pursuant to exercise of an Option shall be made in any form or manner authorized by the Administrator in the Award Agreement or by amendment thereto, including, but not limited to, cash in the form of currency or certified or cashier's check or other acceptable cash equivalents, by delivery to the Company of a number of shares of Stock (including by attestation) which have been owned by the holder for at least six months prior to the date of exercise having an aggregate Fair Market Value on the date of exercise equal to the Exercise Price or by tendering a combination of cash and Stock. The holder of an Option, as such, shall have none of the rights of a stockholder.

(d) *Payment with Restricted Stock*. Any grant may provide that payment of the Exercise Price may also be made in whole or in part in the form of shares of Restricted Stock or other Stock that are subject to risk of forfeiture or restrictions on transfer. Unless otherwise determined by the Administrator whenever any Exercise Price is paid in whole or in part by means of any of the forms of consideration specified in this Subsection, the shares of Stock received by the Participant upon the exercise of the Options shall be subject to the same risks of forfeiture or restrictions on transfer as those that applied to the consideration surrendered by the Participant; provided, however, that such risks of forfeiture and restrictions on transfer shall apply only to the same number of shares of Stock received by the Participant as applied to the forfeitable or restricted Stock surrendered by the Participant.

(e) *Cashless Exercise*. Any Award may provide for deferred payment of the Exercise Price from the proceeds of sale through a bank or broker on the date of exercise of some or all of the shares of Stock to which the exercise relates.

(f) *Successive Grants*. Successive grants may be made to the same Participant regardless of whether any Options previously granted to such Participant remain unexercised.

(g) *Cash Out*. Upon receipt of written notice to exercise, the Administrator may elect to cash out all or part of the portion of the Options to be exercised by paying the Participant an amount, in cash or Stock, equal to the excess of the Fair Market Value of the Stock over the Exercise Price (the "Spread Value") on the effective date of such cash-out. In addition, the Administrator may, at or after the date of grant (with the consent of the Participant if after the date of grant), require that all or part of the shares of Stock to be issued with respect to the Spread Value of an exercised Option take the form of Restricted Stock, which shall be valued on the date of exercise on the basis of the Fair Market Value of such Restricted Stock determined without regard to the forfeiture restriction involved.

(h) *Conditions to the Exercise*. Each Option granted under the Plan shall be exercisable by whom, at such time or times, or upon the occurrence of such event or events, and in such amounts, as the Administrator shall specify in the Award Agreement; provided, however, that subsequent to the grant of an Option, the Administrator, at any time before complete termination of such Option, may accelerate the time or times at which such Option may be exercised in whole or in part, including, without limitation, upon a Change in Control and may permit the Participant or any other designated person to exercise the Option, or any portion thereof, for all or part of the remaining Option term notwithstanding any provision of the Stock Agreement to the contrary.

3.3 *Terms and Conditions of Restricted Stock*. Awards of Restricted Stock and restrictions or conditions applicable to such Award, if any, shall be as the Administrator determines, and the certificate for such shares shall bear evidence of any restrictions or conditions. Subsequent to the date of the grant of the Award, the Administrator shall have the power to permit, in its discretion, an acceleration of the expiration of an applicable restriction period with respect to any part or all of the shares awarded to a Participant. The Administrator may require a cash payment from the Participant in an amount no greater than the aggregate Fair Market Value of the shares of Stock awarded determined at the date of grant in exchange for the grant of an Award pursuant to this Section or may grant an Award pursuant to this Section without the requirement of a cash payment.

(a) *Rights Attributable to Restricted Stock*. Each Award shall constitute an immediate transfer of the ownership of shares of Stock to the Participant in consideration of the performance of services, entitling such Participant to dividend, voting and other ownership rights, subject to the substantial risk of forfeiture and restrictions on transfer hereinafter referred to.

(b) *Terms of Award*. Each Award shall provide that the shares of Restricted Stock covered thereby shall be subject to a "substantial risk of forfeiture" within the meaning of Code Section 83 for a period to be determined by the Administrator on the date of grant; provided, however, that subsequent to the date of grant, the Administrator, at any time before the lapse of the "substantial risk of forfeiture," may provide for the earlier termination of such period, including without limitation, in the event of a Change in Control or other similar transaction or event. If the Administrator conditions the nonforfeitability of shares of Restricted Stock upon service alone, such vesting may not occur before three years from the date of grant of such shares of Restricted Stock.

(c) *Transferability*. Each Award shall provide that, during the period for which such substantial risk of forfeiture is to continue, the transferability of the shares of Restricted Stock shall be prohibited or restricted in the manner and to the extent prescribed by the Administrator on the date of grant. Such restrictions may include without limitation rights of repurchase or first refusal in the Company or provisions subjecting the shares of Restricted Stock to a continuing substantial risk of forfeiture in the hands of any transferee.

(d) *Dividends*. Any Award may require that any or all dividends or other distributions paid on the shares of Restricted Stock during the period of such restrictions be automatically sequestered. Such distribution may be reinvested on an immediate or deferred basis in additional shares of Stock, which may be subject to the same restrictions as the underlying award or such other restrictions as the Administrator may determine.

(e) *Certificates*. Unless otherwise directed by the Administrator, all certificates representing shares of Restricted Stock, together with a stock power that shall be endorsed in blank by the Participant with respect to such shares, shall be held in custody by the Company until all restrictions thereon lapse.

3.4 *Hardship*. Notwithstanding any other provision of this Article to the contrary, in the event of hardship or other special circumstances of a Participant who holds an Option that is not immediately and fully exercisable, any Restricted Stock as to which the substantial risk of forfeiture or the prohibition or restriction on transfer has not lapsed or any shares of Stock that are subject to any transfer restriction pursuant to Section 3.3(c), the Administrator may in its sole discretion take any action that it deems to be equitable under the circumstances or in the best interests of the Company, including without limitation waiving or modifying any limitation or requirement with respect to any Award.

3.5 *Fractional Shares.* The Company shall not be required to issue any fractional shares of Stock pursuant to the Plan. The Administrator may provide for the elimination of fractions or for the settlement thereof in cash.

ARTICLE IV

RESTRICTIONS ON STOCK

4.1 *Escrow of Shares.* Any certificates representing the shares of Stock issued under the Plan shall be issued in the Participant's name, but, if the Award Agreement so provides, the shares of Stock shall be held by a custodian designated by the Administrator (the "Custodian"). Each Award Agreement providing for transfer of shares of Stock to the Custodian shall appoint the Custodian as the attorney-in-fact for the Participant for the term specified in the Award Agreement, with full power and authority in the Participant's name, place and stead to transfer, assign and convey to the Company any shares of Stock held by the Custodian for such Participant, if the Participant forfeits the shares under the terms of the Award Agreement. During the period that the Custodian holds the shares subject to this Section, the Participant shall be entitled to all rights, except as provided in the Award Agreement, applicable to shares of Stock not so held. Any dividends declared on shares of Stock held by the Custodian shall, as the Administrator may provide in the Award Agreement, be paid directly to the Participant or, in the alternative, be retained by the Custodian until the expiration of the term specified in the Award Agreement and shall then be delivered, together with any proceeds, with the shares of Stock to the Participant or the Company, as applicable.

4.2 *Forfeiture of Shares.* Notwithstanding any vesting schedule set forth in any Award Agreement, in the event that the Participant violates any provision of the Award Agreement, all unexpired, unpaid forfeitable or deferred Awards made pursuant to the Plan shall be forfeited; provided, however, that the Company shall return to the Participant the lesser of any consideration paid by the Participant in exchange for Stock issued to the Participant pursuant to the Plan or the then Fair Market Value of the Stock forfeited hereunder.

ARTICLE V

GENERAL PROVISIONS

5.1 *Withholding.* The Company shall deduct from all cash payments made to a Participant or other person under the Plan any taxes required to be withheld by federal, state or local government. Whenever the Company proposes or is required to issue or transfer shares of Stock under the Plan or upon the vesting of any Award, the Company shall have the right to require the Participant or such other person to remit to the Company an amount sufficient to satisfy any federal, state and local withholding tax requirements prior to the delivery of any certificate or certificates for such shares or the vesting of such Award. The Participant or such other person may pay the withholding tax in cash, or, if the Award Agreement provides, the Participant or such other person may also elect to reduce the number of shares of Stock he is to receive by, or with respect to an Award, tender back to the Company, the smallest number of whole shares of Stock which, when multiplied by the Fair Market Value of the shares determined as of the Tax Date (defined below), is sufficient to satisfy federal, state and local, if any, withholding taxes arising from exercise or payment of an Award (a "Withholding Election"). The Participant or such other person may make a Withholding Election only if both of the following conditions are met:

(a) The Withholding Election must be made on or prior to the date on which the amount of tax required to be withheld is determined (the "Tax Date") by executing and delivering to the Company a properly completed notice of Withholding Election as prescribed by the Administrator; and

(b) Any Withholding Election made will be irrevocable; provided, however, the Administrator may in its sole discretion approve and give no effect to the Withholding Election.

5.2 *Changes in Capitalization; Merger; Liquidation.*

(a) The number of shares of Stock reserved for the grant of Options and Restricted Stock; the number of shares of Stock reserved for issuance upon the exercise or payment, as applicable, of outstanding Options and upon vesting or grant, as applicable, of Restricted Stock Awards and the Exercise Price of each outstanding Option may be proportionately adjusted as the Administrator in its sole discretion may in good faith determine to be equitably required in order to prevent dilution or enlargement of the rights of Participants that would otherwise result from any increase or decrease in the number of issued shares of Stock resulting from a subdivision or combination of shares or the payment of a stock dividend in shares of Stock to holders of outstanding shares of Stock or any other increase or decrease in the number of shares of Stock outstanding effected without receipt of consideration by the Company.

(b) In the event of a merger, consolidation or other reorganization of the Company or tender offer for shares of Stock, the Administrator may make such adjustments with respect to Awards and take such other action as it deems necessary or appropriate to reflect or in anticipation of such merger, consolidation, reorganization or tender offer, including, without limitation, the kind of shares (including shares of another issuer) covered by an Award, the substitution of new Awards, the termination or adjustment of outstanding Awards, the acceleration of Awards or the removal of restrictions on outstanding Awards.

(c) The existence of the Plan and the Awards granted pursuant to the Plan shall not affect in any way the right or power of the Company to make or authorize any adjustment, reclassification, reorganization or other change in its capital or business structure, any merger or consolidation of the Company, any issue of debt or equity securities having preferences or priorities as to the Stock or the rights thereof, the dissolution or liquidation of the Company, any sale or transfer of all or any part of its business or assets, or any other corporate act or proceeding.

(d) The Administrator may on or after the date of grant provide in the Award Agreement that the Participant may elect to receive an equivalent award in respect of securities of the surviving entity of any merger, consolidation or other transaction or event having a similar effect, or the Administrator may provide that the Participant will automatically be entitled to receive such an equivalent award. In any case, such substitution of securities shall not require the consent of any person who is granted Awards pursuant to the Plan.

5.3 *Restrictions on Delivery and Sale of Shares; Legends*. Each Award is subject to the condition that if at any time the Administrator, in its discretion, shall determine that the listing, registration or qualification of the shares covered by such Award upon any securities exchange or under any state or federal law is necessary or desirable as a condition of or in connection with the granting of such Award or the purchase or delivery of shares thereunder, the delivery of any or all shares pursuant to such Award may be withheld unless and until such listing, registration or qualification shall have been effected. If a registration statement is not in effect under the Securities Act of 1933 or any applicable state securities laws with respect to the shares of Stock purchasable or otherwise deliverable under Awards then outstanding, the Administrator may require, as a condition of exercise of any Option or as a condition to any other delivery of Stock pursuant to an Award, that the Participant or other recipient of an Award represent, in writing, that the shares received pursuant to the Award are being acquired for investment and not with a view to distribution and agree that shares will not be disposed of except pursuant to an effective registration statement, unless the Company shall have received an opinion of counsel that such disposition is exempt from such requirement under the Securities Act of 1933 and any applicable state securities laws. The Company may include on certificates representing shares delivered pursuant to an Award such legends referring to the foregoing representations or restrictions or any other applicable restrictions on resale as the Company, in its discretion, shall deem appropriate.

5.4 *Right of First Refusal*. At the time of grant, the Administrator may provide in connection with any grant made under the Plan that the shares of Stock received as a result of such grant shall be subject to a right of first refusal, pursuant to which the Participant shall be required to offer to the Company any shares of Stock that the Participant wishes to sell, with the price being the then Fair Market Value of the shares of Stock, subject to such other terms and conditions as the Administrator shall specify at the time of grant.

5.5 *Reinvestment of Dividends*. The reinvestment of dividends in additional Restricted Stock at the time of any dividend payment shall only be permissible if sufficient shares of Stock are available under Section 2.2 for such reinvestment (taking into account then outstanding Option Awards and Awards of Restricted Stock granted under the Plan).

5.6 *Beneficiary Designation*. The Administrator shall establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable in the event of the Participant's death are to be paid.

5.7 *Proceeds and Expenses*. The proceeds received by the Company from the sale of shares of Stock pursuant to the exercise of Stock Options shall be used for general corporate purposes. The Company shall bear any expenses associated with the administration of the Plan.

5.8 *Severability*. If any provision of the Plan shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining provisions of the Plan, but the Plan shall be construed and enforced as if such illegal or invalid provision had never been included herein.

5.9 *Non-alienation of Benefits*. Other than as specifically provided in Section 3.1(f), no benefit under the Plan shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge; and any attempt to do so shall be void. No such benefit shall, prior to receipt by the Participant, be in any manner liable for or subject to the debts, contracts, liabilities, engagements or torts of the Participant.

5.10 *Amendments and Other Matters.*

(a) The Board may at any time and from time to time amend the Plan in whole or in part; provided, however, that any amendment which must be approved by the shareholders of the Company in order to comply with applicable law or the rules of any national securities exchange or national quotation system upon which the Stock is traded or quoted will not be effective unless and until such approval has been obtained. Presentation of the Plan or any amendment thereof for shareholder approval may not be construed to limit the Company's authority to offer similar or dissimilar benefits under other plans without shareholder approval.

(b) The Administrator shall not, without the further approval of stockholders of the Company, authorize the amendment of any outstanding Option to reduce the Exercise Price. Furthermore, no Option shall be canceled and replaced with grants having a lower Exercise Price without the further approval of stockholders of the Company.

5.11 *Stockholder Approval*. The Plan will be submitted to the stockholders of the Company for their approval within 12 months before or after the adoption of the Plan by the Board.

5.12 *Choice of Law*. The laws of the State of Delaware shall govern the Plan, to the extent not preempted by federal law.

5.13 *Effective Date of Plan*. The Plan became effective on January 1, 2002.

Exhibit C

ROADWAY CORPORATION NONEMPLOYEE
DIRECTORS' STOCK OPTION PLAN

The Roadway Corporation Nonemployee Directors' Stock Option Plan (the "Plan") is effective as of May 30, 2001. The Plan is an amendment and restatement of the Roadway Express, Inc. Nonemployee Directors' Stock Option Plan. The Purpose of this amendment and restatement of the Plan is to reflect the formation of Roadway Corporation and the exchange of common shares of Roadway Express, Inc. for common shares of Roadway Corporation pursuant to the Agreement and Plan of Merger by and among Roadway Express, Inc., Roadway Merger Corp. and Roadway Corporation dated May 29, 2001.

ARTICLE I

DEFINITIONS

Whenever the following terms are used in the Plan they shall have the meanings specified below unless the context clearly indicates to the contrary:

(a) "Administrator": The Compensation and Nominating Committee of the Board or any successor committee designated by the Board.

(b) "Board": The Board of Directors of the Company.

(c) "Change in Control": The occurrence of any of the following events:

(1) a filing pursuant to any federal or state law in connection with any tender offer for shares of the Company (other than a tender offer by the Company);

(2) the merger, consolidation or reorganization of the Company into or with another corporation or other legal person, if as a result of such merger, consolidation or reorganization less than 50% of the combined voting power of the then-outstanding securities of such corporation or person immediately after such transaction are held in the aggregate by the holders of Voting Stock (as that term is hereafter defined) of the Company immediately prior to such transaction by reason of their ownership of Voting Stock of the Company;

(3) the sale or transfer by the Company of all or substantially all of its assets to another company or other legal person, if as a result of such sale or transfer less than 50% of the combined voting power of the then-outstanding securities of such company immediately after such sale or transfer is held in the aggregate by the holders of Voting Stock of the Company immediately prior to such sale or transfer by reason of their ownership of Voting Stock of the Company;

(4) the adoption of any resolution of reorganization or dissolution of the Company by its shareholders;

(5) the filing of a report on Schedule 13D or Schedule 14D-1 (or any successor schedule, form or report), each as promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), disclosing that any person (as the term "person" is used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) has become the beneficial owner (as the term "beneficial owner" is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of securities representing 50% or more of the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors of the Company ("Voting Stock");

(6) the filing of a report or proxy statement by the Company with the Securities and Exchange Commission pursuant to the Exchange Act disclosing in response to Form 8-K or Schedule 14A (or any successor schedule, form or report or item therein) that a change in control of the Company has occurred or will occur in the future pursuant to any then-existing contract or transaction;

(7) if during any period of two consecutive years, individuals who at the beginning of such period constituted the directors of the Company cease for any reason to constitute a majority thereof (unless the election, or the nomination for election by the Company's shareholders, of each director of the Company first elected during such period was approved by a vote of at least two-thirds of the directors then still in office who were directors of the Company at the beginning of any such period; or

(8) the occurrence of any other event or series of events, which event or series of events, in the opinion of the Board, will, or is likely to, if carried out, result in a change in control of the Company;

provided, however, a "Change in Control" will not be deemed to have occurred, either (i) solely because (A) the Company, (B) a subsidiary of the Company, or (C) any Company-sponsored employee stock ownership plan or any other employee benefit plan of the Company, either files or becomes obligated to file a report or a proxy statement under or in response to Schedule 13D, Schedule 14D-1, Form 8-K or Schedule 14A (or any successor schedule, form or report or item therein) under the Exchange Act, disclosing beneficial ownership by it of shares of Voting Stock, whether in excess of 50% or otherwise, or because the Company reports that a change in control of the Company has or may have occurred or will or may occur in the future by reason of such beneficial ownership, or (ii) solely because of a change in control of any subsidiary. Notwithstanding the foregoing provisions of Paragraphs (1)-(5) of this Subsection, if, prior to any event described in Paragraphs (1)-(5) of this Subsection instituted by any person not an officer or director of the Company, or prior to any disclosed proposal instituted by any person not an officer or director of the Company which could lead to any such event, management proposes any restructuring of the Company which ultimately leads to an event described in Paragraphs (1)-(5) of this Subsection pursuant to such management proposal, then a "Change in Control" will not be deemed to have occurred for purposes of the Plan. If any "Change in Control" is abandoned, the Board, may, by notice to the Directors, nullify the effect thereof.

(d) "Code": The Internal Revenue Code of 1986, as amended.

(e) "Company": Roadway Corporation or any successor or successors thereto.

(f) "Director": An individual duly elected or chosen as a Director of the Company or of a subsidiary who is not also an employee of the Company or any of its subsidiaries.

(g) "Fair Market Value": With respect to a Share, the last transaction price per Share as quoted by the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") for a day specified herein for which such fair market value is to be calculated, or if there was no transaction price of Shares so quoted for such day, on the most recently preceding day on which there was such a so quoted transaction price.

(h) "Option": An option to purchase Shares granted pursuant to Section 4.1. Prior to May 30, 2001, "Option" means an option to purchase common shares of Roadway Express, Inc., without par value.

(i) "Participation Agreement": The agreement submitted by a Director to the Administrator in which a Director may specify his election to invest all or a portion of his Retainer in Options.

(j) "Plan": The Plan set forth in this instrument as it may from time to time be amended.

(k) "Plan Year": The 12-month period beginning January 1 and ending December 31.

(l) "Retainer": The portion of a Director's annual compensation that is payable in cash or Shares without regard to number of Board or committee meetings attended or committee positions.

(m) "Shares": The Company's common stock, $0.01 par value. Shares may be shares of original issuance or treasury shares or a combination of the foregoing. Prior to May 30, 2001, Shares means the common stock of Roadway Express, Inc., without par value.

(n) "Valuation Date": December 31 of each Plan Year.

ARTICLE II

PURPOSE

The purpose of the Plan is to provide Directors with opportunities to invest amounts of their Retainer in Options in order to further align the interests of Directors with the shareholders of the Company and thereby promote the long-term success and growth of the Company.

ARTICLE III

ELECTION TO PARTICIPATE

3.1. *Eligibility.* All individuals who are Directors as of the first day of a Plan Year may participate in the Plan for such Plan Year. A Director may elect to participate for any Plan Year in accordance with Section 3.2. A Director's entitlement to participate as to future investments shall cease with respect to the Plan Year following the Plan Year in which he ceases to be a Director.

3.2. *Election to Participate.* A Director who desires to participate in the Plan with respect to the Retainer payable for a Plan Year must complete and deliver a Participation Agreement to the Administrator before the first day of the Plan Year for which such Retainer would otherwise be paid. A Participation Agreement that is timely delivered shall be effective for the succeeding Plan Year and in addition, except as otherwise specified by a Director in his Participation Agreement, shall continue to be effective from Plan Year to Plan Year until revoked or modified by written notice to the Administrator or until terminated automatically upon the termination of the Plan. In order to be effective to revoke or modify a Participation Agreement with respect to the Retainer for a Plan Year, a revocation or modification must be delivered prior to the first day of the Plan Year for which such Retainer is payable.

3.3. *Amount of Participation.* A Director shall designate on the Participation Agreement the dollar amount or number of Shares of his Retainer that he has elected to invest in Options under the Plan.

3.4. *Minimum Level of Participation For Investment in Options.* A Director shall be permitted to invest in Options under the Plan only if for the Plan Year involved the total amount of the Retainer for the Director that is invested in Options for the Plan Year equals at least 25% of the amount of the Retainer of the Director for such Plan Year.

ARTICLE IV

OPTIONS

4.1. *Grant of Options.* To the extent a Director elects to invest all or a portion of his Retainer for a Plan Year in Options, an Option shall be granted on the first day of such Plan Year for that number of Shares not in excess of 120%, as determined by the Board at its last meeting before the beginning of each Plan Year, of the amount of the Retainer invested divided by the value of an Option for one Share on the Valuation Date. For this purpose, the value of an Option shall be determined by the Black-Scholes option pricing model, as applied by the Administrator, and the amount of the Retainer invested represented by Shares shall be valued at their Fair Market Value on the Valuation Date. To the extent that the application of the foregoing formula would result in an Option covering a fractional Share, the number of Shares covered by the Option shall be rounded up.

4.2. *Written Agreement.* Each grant of Options shall be evidenced by a written agreement in such form as approved by the Administrator and shall be subject to the additional terms and conditions set forth in this Article.

4.3. *Exercisability of Options.* Subject to the expiration or earlier termination of the Option, 100% of the Option shall become exercisable on the first anniversary of the date of grant.

4.4. *Term.* An Option shall expire ten years from the date the Option is granted and shall be subject to earlier termination as hereinafter provided. Once an Option becomes exercisable, it may thereafter be exercised, wholly or in part, at any time prior to its expiration or termination. In the event of the Director's termination from service on the Board, other than as provided in Section 4.5, an outstanding Option may be exercised only to the extent it was exercisable on the date of such termination and shall expire two years after such termination, or on its stated expiration date, whichever occurs first. Notwithstanding the above, in the event of a termination for cause as determined by the Administrator, all unexercised Options shall be forfeited.

4.5. *Early Vesting.* Upon the occurrence of any of the following events, the Option shall become immediately and fully exercisable: the death of the Director, the disability of the Director, or a Change in Control. The Option shall expire two years after such event, or on its stated expiration date, whichever occurs first.

4.6. *Exercise Price.* The exercise price of an Option granted to a Director shall be equal to the Fair Market Value per Share on the date of grant.

4.7. *Payment.* An Option may be exercised by a Director only upon payment to the Company in full of the exercise price of the Option corresponding to the portion of the Option to be exercised. Such payment shall be made in cash or in Shares previously owned by the Director for more than six months, or in a combination of cash and such Shares. The requirement of payment in cash will be deemed satisfied if the Optionee has made arrangements satisfactory to the Company with a bank or broker that is a member of the National Association of Securities Dealers, Inc. to sell on the date of exercise a sufficient number of Shares being purchased so that the net proceeds of the sale transaction will at least equal the aggregate price of the Option and pursuant to which the bank or broker undertakes to deliver the aggregate price of the Option to the Company not later than the date on which the sale transaction will settle in the ordinary course of business.

4.8. *Transferability.*

(a) The Option shall be neither transferable nor assignable by the Director other than by will or by the laws of descent and distribution and may be exercised, during the lifetime of the Director, only by the Director, or in the event of his legal incapacity, by his guardian or legal representative acting on behalf of the Director in a fiduciary capacity under state law and court supervision.

(b) Notwithstanding the provisions of Subsection (a) of this Section, the Administrator may, in its sole discretion, authorize all or a portion of the rights to be granted to a Director in an Option to be on terms which permit transfer by such Director to (i) the spouse, children or grandchildren of the Director ("Immediate Family Members"), (ii) a trust or trusts for the exclusive benefit of such Immediate Family Members, (iii) a partnership in which such Immediate Family Members are the only partners, or (iv) other persons or entities, provided that (A) the agreement pursuant to which such rights are transferred must be approved by the Administrator, and must expressly provide for transferability in a manner consistent with Subsection (a) of this Section, and (B) subsequent transfers of transferred rights shall be prohibited except those in accordance with Subsection (a) of this Section. Following transfer, any such rights shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, provided that for purposes of this Article IV, the term "Director" shall be deemed to refer to the transferee. The events of termination set forth in this Article IV shall continue to be applied with respect to the Director, following which the rights shall be exercisable by the transferee only to the extent, and for the period specified in the agreement pursuant to which such rights are granted.

4.9. *Approval of Shareholders.* The effectiveness of the Plan is conditioned on its approval by an affirmative vote of the holders of Shares represented at a meeting duly held in accordance with Delaware law. All grants under the Plan shall be null and void if the Plan is not approved by such shareholders.

ARTICLE V

ADMINISTRATION, AMENDMENT AND TERMINATION

5.1. *Administration.* The Plan shall be administered by the Administrator. The Administrator shall have such powers as may be necessary to discharge its duties hereunder. The Administrator may, from time to time, employ, appoint or delegate to an agent or agents (who may be an officer or officers of the Company) and delegate to them such administrative duties as it sees fit, and may from time to time consult with legal counsel who may be counsel to the Company. The Administrator shall have no power to add to, subtract from or modify any of the terms of the Plan, or to change or add to any benefits provided under the Plan, or to waive or fail to apply any requirements of eligibility for a benefit under the Plan. No member of the Administrator shall act in respect of his own Retainer. All decisions and determinations by the Administrator shall be final and binding on all parties. No member of the Administrator shall be liable for any such action taken or determination made in good faith. All decisions of the Administrator shall be made by the vote of the majority, including actions and writing taken without a meeting. All elections, notices and directions under the Plan by a Director shall be made on such forms as the Administrator shall prescribe.

5.2. *Amendment and Termination.* The Board may alter or amend the Plan from time to time or may terminate it in its entirety; provided, however, that no such action, except for an acceleration of benefits, shall, without the consent of a Director, impair the rights in any Shares issued or to be issued to such Director, as a result of a grant of Options under the Plan; and further provided, that any amendment that must be approved by the shareholders of the Company in order to comply with applicable law or the rules of the principal national securities exchange or system upon which the Shares are traded or quoted shall not be effective unless and until such approval has been obtained in compliance with such applicable law or rules. Presentation of the Plan or any amendment hereof for shareholder approval shall not be construed to limit the Company's authority to offer similar or dissimilar benefits through plans that are not subject to shareholder approval.

5.3. *Amendment of Options.* The Administrator shall not, without the further approval of the shareholders of the Company, authorize the amendment of any outstanding Option to reduce the exercise price of the Option. Furthermore, no Option shall be canceled and replaced with awards having a lower exercise price without further approval of the shareholders of the Company. This Section is intended to prohibit the repricing of "underwater" Options and shall not be construed to prohibit the adjustments provided for in Section 6.2 of the Plan.

ARTICLE VI

SHARES SUBJECT TO PLAN

6.1. *Shares Subject to Plan.* Subject to adjustment as provided in the Plan, the total number of Shares which may be issued under the Plan shall be 100,000; provided however, that such Shares (i) may be supplemented by Shares authorized but not granted under the following Company plans: Management Incentive Stock Plan, 2001 Employee Stock Purchase Plan, Equity Ownership Plan, Nonemployee Directors' Equity and Deferred Compensation Plan and Nonemployee Directors' Equity Ownership Plan ("stock related plans") and (ii) shall be reduced by any shares authorized under this Plan designated to be used to grant awards under any other stock related plan in excess of the shares authorized under such other plan.

6.2. *Adjustments.* The Administrator may make or provide for such adjustments in the (a) number of Shares covered by outstanding Options granted or awarded hereunder, (b) prices per share applicable to such Options, and (c) kind of shares covered thereby, as the Administrator in its sole discretion may in good faith determine to be equitably required in order to prevent dilution or enlargement of the rights of Directors that otherwise would result from (x) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, (y) any merger, consolidation, spin-off, spin-out, split-off, split-up, reorganization, partial or complete liquidation of the Company or other distribution of assets, issuance of rights or warrants to purchase securities of the Company, or (z) any other corporate transaction or event having an effect similar to any of the foregoing. In the event of any such transaction or event, the Administrator may provide in substitution for any or all outstanding grants or awards under the Plan such alternative consideration as it may in good faith determine to be equitable under the circumstances and may require in connection therewith the surrender of all awards so replaced. Moreover, the Administrator may on or after the date of grant provide in the agreement evidencing any grant or award under the Plan that the holder of the grant or award may elect to receive an equivalent grant or award in respect of securities of the surviving entity of any merger, consolidation or other transaction or event having a similar effect, or the Administrator may provide that the holder will automatically be entitled to receive such an equivalent grant or award. The Administrator may also make or provide for such adjustments in the number of shares specified in Section 6.1 of the Plan as the Administrator in its sole discretion may in good faith determine to be appropriate in order to reflect any transaction or event described in this Section. This Section shall not be construed to permit the re-pricing of any Options in the absence of any of the circumstances described above in contravention of Section 5.3 of the Plan.

ARTICLE VII

GENERAL PROVISIONS

7.1. *Governing Law.* The provisions of the Plan shall be governed by and construed in accordance with the laws of the State of Delaware.

7.2. *Miscellaneous.* Headings are given to the sections of the Plan solely as a convenience to facilitate reference. Such headings, numbering and paragraphing shall not in any case be deemed in any way material or relevant to the construction of the Plan or any provisions thereof. The masculine gender, where appearing in the Plan, includes the feminine gender, and the singular may include the plural, unless the context clearly indicates to the contrary.

ROADWAY CORPORATION NONEMPLOYEE DIRECTORS'
EQUITY AND DEFERRED COMPENSATION PLAN

The Roadway Corporation Nonemployee Directors' Compensation Plan ("Plan") is effective as of May 30, 2001. The Plan is an amendment and restatement of the Roadway Express, Inc. Nonemployee Directors' Equity and Deferred Compensation Plan. The purpose of this amendment and restatement of the Plan is to reflect the formation of Roadway Corporation and the exchange of common shares of Roadway Express, Inc. for common shares of Roadway Corporation pursuant to the Agreement and Plan of Merger by and among Roadway Express, Inc., Roadway Merger Corp. and Roadway Corporation dated May 29, 2001.

ARTICLE I

DEFINITIONS

Whenever the following terms are used in this Plan they shall have the meanings specified below unless the context clearly indicates to the contrary:

(a) "Account": A Deferred Fee Account and/or a Deferred Share Account, as the context may require.

(b) "Accounting Date": December 31 of each year and the last day of each calendar quarter.

(c) "Accounting Period": The period beginning on the date immediately following an Accounting Date and ending the next following Accounting Date.

(d) "Administrator": The Compensation and Nominating Committee of the Board or any successor committee designated by the Board.

(e) "Beneficiary": The person or persons (natural or otherwise) designated pursuant to Section 6.6.

(f) "Board": The Board of Directors of the Company.

(g) "Chairman": The Chairman of the Board.

(h) "Change in Control": The occurrence of any of the following events:

(i) a filing pursuant to any federal or state law in connection with any tender offer for shares of the Company (other than a tender offer by the Company);

(ii) the merger, consolidation or reorganization of the Company into or with another corporation or other legal person, if as a result of such merger, consolidation or reorganization less than 50% of the combined voting power of the then-outstanding securities of such corporation or person immediately after such transaction are held in the aggregate by the holders of Voting Stock (as that term is hereafter defined) of the Company immediately prior to such transaction by reason of their ownership of Voting Stock of the Company;

(iii) the sale or transfer by the Company of all or substantially all of its assets to another company or other legal person, if as a result of such sale or transfer less than 50% of the combined voting power of the then-outstanding securities of such company immediately after such sale or transfer is held in the aggregate by the holders of Voting Stock of the Company immediately prior to such sale or transfer by reason of their ownership of Voting Stock of the Company;

(iv) the adoption of any resolution of reorganization or dissolution of the Company by its shareholders;

(v) the filing of a report on Schedule 13D or Schedule 14D-1 (or any successor schedule, form or report), each as promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), disclosing that any person (as the term "person" is used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) has become the beneficial owner (as the term "beneficial owner" is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of securities representing 50% or more of the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors of the Company ("Voting Stock");

(vi) the filing of a report or proxy statement by the Company with the Securities and Exchange Commission pursuant to the Exchange Act disclosing in response to Form 8-K or Schedule 14A (or any successor schedule, form or report or item therein) that a change in control of the Company has occurred or will occur in the future pursuant to any then-existing contract or transaction;

(vii) if during any period of two consecutive years, individuals who at the beginning of such period constituted the directors of the Company cease for any reason to constitute a majority thereof (unless the election, or the nomination for election by the Company's shareholders, of each director of the Company first elected during such period was approved by a vote of at least two-thirds of the directors then still in office who were directors of the Company at the beginning of any such period; or

(viii) the occurrence of any other event or series of events, which event or series of events, in the opinion of the Board, will, or is likely to, if carried out, result in a change in control of the Company; provided, however, a "Change in Control" will not be deemed to have occurred, either (i) solely because (A) the Company, (B) a subsidiary of the Company, or (C) any Company-sponsored employee stock ownership plan or any other employee benefit plan of the Company, either files or becomes obligated to file a report or a proxy statement under or in response to Schedule 13D, Schedule 14-D1, Form 8-K or Schedule 14A (or any successor schedule, form or report or item therein) under the Exchange Act, disclosing beneficial ownership by it of shares of Voting Stock, whether in excess of 50% or otherwise, or because the Company reports that a change in control of the Company has or may have occurred or will or may occur in the future by reason of such beneficial ownership, or (ii) solely because of a change in control of any subsidiary. Notwithstanding the foregoing provisions of Paragraphs (1)-(5) of this Subsection, if, prior to any event described in Paragraphs (1)-(5) of this Subsection instituted by any person not an officer or director of the Company, or prior to any disclosed proposal instituted by any person not an officer or director of the Company which could lead to any such event, management proposes any restructuring of the Company which ultimately leads to an event described in Paragraphs (1)-(5) of this Subsection pursuant to such management proposal, then a "Change in Control" will not be deemed to have occurred for purposes of the Plan. In any "Change in Control" is abandoned, the Board, may, by notice of the Directors, nullify the effect thereof.

(i) "Code": The Internal Revenue Code of 1986, as amended.

(j) "Company": Roadway Corporation or any successor or successors thereto.

(k) "Deferral Commitment": An agreement made by a Director in a Participation Agreement to have all or a specified portion of his or her Fees, Required Retainer Shares and/or Voluntary Shares deferred under the Plan for a specified period in the future.

(l) "Deferral Period": The Plan Year for which a Director has elected to defer all or a portion of his or her Fees, Required Retainer Shares and/or Voluntary Shares.

(m) "Deferred Fees": The Fees credited to a Director's Deferred Share Account pursuant to Article IV and payable to a Director pursuant to Article VI.

(n) "Deferred Shares": The Required Retainer Shares and Voluntary Shares credited to a Director's Deferred Share Account pursuant to Articles IV and V and payable to a Director pursuant to Article VI.

(o) "Deferred Share Account": The account maintained on the books of the Company for each Director pursuant to Article V.

(p) "Director": An individual duly elected or chosen as a Director of the Company or of a subsidiary who is not also an employee of the Company or any of its subsidiaries.

(q) "Fair Market Value": With respect to a Share, the last transaction price for a Share as quoted by the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") for a day specified herein for which such fair market value is to be calculated, or if there was no transaction price of Shares so quoted for such day, on the most recently preceding day on which there was such a so quoted transaction price.

(r) "Fees": The portion of the Retainer and other Director compensation payable in cash.

(s) "Participation Agreement": The agreement submitted by a Director to the Administrator in which a Director may specify an amount of Voluntary Shares, or may elect to defer receipt of all or any portion of his or her Fees, Required Retainer Shares and/or Voluntary Shares for a specified period in the future.

(t) "Plan": The Plan set forth in this instrument as it may from time to time be amended.

(u) "Plan Year": The 12-month period beginning January 1 and ending December 31.

(v) "Retainer": The portion of a Director's annual compensation that is payable without regard to number of Board or committee meetings attended or committee positions.

(w) "Required Retainer Shares": An amount, payable in Shares, constituting a portion of a Director's Retainer.

(x) "Settlement Date": The date on which a Director terminates as a Director. Settlement Date shall also include with respect to any Deferral Period the date prior to the date of termination as a Director selected by a Director in a Participation Agreement for distribution of all or a portion of the Fees, Required Retainer Shares and Voluntary Shares deferred during such Deferral Period as provided in Section 6.3.

(y) "Shares": The Company's common shares, $0.01 par value. Shares may be shares of original issuance or treasury shares or a combination of the foregoing. Prior to May 30, 2001, Shares were common shares of Roadway Express, Inc. without par value.

(z) "Voluntary Shares": The meaning set forth in Section 3.1(a).

ARTICLE II

PURPOSE

The purpose of this Plan is to provide Directors with opportunities to invest all or a portion of their cash compensation payable for services as a Director in Shares, and to defer receipt of any or all of their compensation payable for services as a Director in Shares or in cash.

ARTICLE III

VOLUNTARY SHARES

3.1 *Voluntary Shares.*

(a) *Voluntary Shares.* Prior to the commencement of any calendar quarter, a Director may elect by the filing of a Participation Agreement with the Administrator to have up to 100% of his or her Fees for such quarter paid in the form of Voluntary Shares and in lieu of the cash payment. Such election, unless subsequently modified, shall apply to a Director's Fees for the remainder of the current Plan Year and each subsequent Plan Year. Any subsequent election shall be made in a modified Participation Agreement filed with the Administrator.

(b) *Issuance of Shares.* Promptly following each Accounting Date, the Company shall issue to each Director who has made an election under Section 3.1(a) a number of Voluntary Shares equal to the portion of such Director's Fees that such Director has elected to receive as Voluntary Shares for such Accounting Period divided by the Fair Market Value on such Accounting Date (less, in each case, the portion of the Required Retainer Shares and Voluntary Shares the Director elected to defer under Section 4.3). To the extent that the application of the foregoing formula would result in the issuance of fractional Shares, no fractional Shares shall be issued, but instead, the Company shall maintain two separate non-interest-bearing accounts for each Director, which accounts shall be credited with the amount of any Required Retainer Shares or Voluntary Shares, as the case may be, not convertible into whole Shares, which amounts shall be combined with Required Retainer Shares and Voluntary Shares, respectively, which are paid for the next following Accounting Period. When whole Shares are issued by the Company to the Director for such Accounting Period, the amounts in such accounts shall be reduced by that amount which (when added to the Required Retainer Shares and Voluntary Shares for such Director for such quarter) results in the issuance of the maximum number of whole Shares to such Director. The Company shall pay any and all fees and commissions incurred in connection with the payment of Required Retainer Shares and Voluntary Shares to a Director in Shares.

ARTICLE IV

DEFERRAL OF FEES, REQUIRED RETAINER SHARES AND VOLUNTARY SHARES

4.1 *Deferral of Fees.* A Director may elect to defer all or a specified percentage of his or her Fees, and may change such percentage by filing a Participation Agreement with the Administrator, which shall be effective as of the first day of the Plan Year which commences after the date such Participation Agreement is filed with the Administrator.

4.2 *Crediting of Deferred Fees.* The portion of a Director's Fees that is deferred pursuant to a Deferral Commitment shall be credited as Deferred Shares promptly following each Accounting Date to the Director's Deferred Share Account as of the date the corresponding non-deferred portion of his or her Fees would have been paid to the Director. The number of Deferred Shares credited shall be determined by dividing the dollar value of such portion by the Fair Market Value on such crediting date.

4.3 *Deferral of Required Retainer Shares and Voluntary Shares.* A Director may elect to defer all or a specified percentage of his or her Required Retainer Shares and his or her Voluntary Shares, and may change such percentage by filing a Participation Agreement with the Administrator, which shall be effective as of the first day of the Plan Year which commences after the date such Participation Agreement is filed with the Administrator.

4.4 *Crediting of Deferred Shares.* The portion of a Directors Required Retainer Shares and Voluntary Shares that is deferred pursuant to a Deferral Commitment shall be credited promptly following each Accounting Date to the Director's Deferred Share Account as of the date the corresponding non-deferred portion of his or her Required Retainer Shares and Voluntary Shares would have been issued to the Director.

4.5 *Initial Year of Participation.* In the event that an individual who first becomes a Director during a Plan Year wishes to make a Deferral Commitment with respect to such Plan Year, a Participation Agreement must be filed with the Administrator no later than 30 days following such individual's becoming a Director. Any Deferral Commitment made in such Participation Agreement shall be effective only with regard to Fees, Required Retainer Shares and Voluntary Shares earned following the date the Participation Agreement is filed with the Administrator. If a Director does not submit a Participation Agreement within such period of time, such Director will not be eligible to participate in the Plan except in accordance with Sections 4.1 and 4.3.

4.6 *Withholding Taxes.* If the Company or a subsidiary is required to withhold any taxes or other amounts from a Director's Deferred Fees or Deferred Shares pursuant to any state, Federal or local law, such amounts shall, to the extent possible, be deducted from the Director's Fees or Required Retainer Shares or Voluntary Shares before such amounts are credited as described in Sections 4.2 and 4.4. Any additional withholding amount required shall be paid by the Director to the Company or a subsidiary as a condition of crediting his or her Accounts.

ARTICLE V

DEFERRED SHARE ACCOUNT

5.1 *Determination of Deferred Share Account.* On any particular date, a Director's Deferred Share Account shall consist of the aggregate number of Deferred Shares credited thereto pursuant to Sections 4.2 and 4.4, plus any dividend equivalents credited pursuant to Section 5.2, minus the aggregate amount of distributions, if any, made from such Deferred Share Account.

5.2 *Crediting of Dividend Equivalents.* Each Deferred Share Account shall be credited as of the end of each Accounting Period with additional Deferred Shares equal in value to the amount of cash dividends paid by the Company during such Accounting Period on that number of Shares equivalent to the number of Deferred Shares in such Deferred Share Account during such Accounting Period. The dividend equivalents shall be valued by dividing the dollar value of such dividend equivalents by the Fair Market Value on the dividend payment date. Until a Director or his or her Beneficiary receives his or her entire Deferred Share Account, the unpaid balance thereof credited in Deferred Shares shall be credited with dividend equivalents as provided in this Section 5.2.

5.3 *Adjustments to Deferred Share Accounts.* Each Director's Deferred Share Account shall be immediately debited with the amount of any distributions under the Plan to or on behalf of the Director or, in the event of his or her death, his or her Beneficiary.

5.4 *Statements of Deferred Share Accounts.* As soon as practicable after the end of each Plan Year, a statement shall be furnished to each Director or, in the event of his or her death, to his or her Beneficiary showing the status of his or her Deferred Share Account as of the end of the Accounting Period, any changes in such Account since the end of the immediately preceding Accounting Period, and such other information as the Administrator shall determine.

5.5 *Vesting of Deferred Share Account.* A Director shall be 100% vested in his or her Deferred Share Account at all times.

ARTICLE VI

DISTRIBUTION OF BENEFITS

6.1 *Settlement Date*. A Director, or in the event of such Director's death, his or her Beneficiary shall be entitled to all or a portion of the balance in such Director's Deferred Share Account, as provided in this Article VI, following such Director's Settlement Date or Dates.

6.2 *Amount to be Distributed*. The amount to which a Director, or in the event of such Director's death, his or her Beneficiary is entitled in accordance with the following provisions of this Article VI shall be based on the Director's adjusted balance in his or her Deferred Share Account determined as of the Accounting Date coincident with or next following his or her Settlement Date or Dates.

6.3 *In-Service Distribution*. A Director may irrevocably elect to receive a pre-termination distribution of all or any specified percentage of his or her Deferred Fees or Deferred Shares for any Plan Year on or commencing not earlier than the beginning of the third Plan Year following the Plan Year such Fees and Shares otherwise would have been payable. A Director's election of a pre-termination distribution shall be made in a Participation Agreement filed for the Plan Year as provided in Section 4.1 or Section 4.3. A Director shall elect irrevocably to receive such Deferred Fees and/or Deferred Shares as a pre-termination distribution under one of the forms provided in Section 6.4.

6.4 *Form of Distribution — Deferred Shares*. As soon as practicable after the end of the Accounting Period in which a Director's Settlement Date occurs, but in no event later than 30 days following the end of such Accounting Period, the Company shall distribute or cause to be distributed, to the Director a number of Shares equal to the number of Deferred Shares in the Director's Deferred Share Account as determined under Section 6.2, under one of the forms provided in this Section 6.4. Notwithstanding the foregoing, if elected by the Director, the distribution of all or a portion of the Director's Deferred Share Account may be made or may commence at the beginning of the Plan Year next following his or her Settlement Date. In the event of a Director's death, the number of Shares equal to the number of Deferred Shares in his or her Deferred Share Account shall be distributed to his or her Beneficiary in a single distribution or in installments, as elected by the Director.

Distribution of a Director's Deferred Share Account shall be made in one of the following forms as elected by the Director:

   (a) by payment in Shares or cash in a single distribution;

   (b) by payment in Shares or cash in not greater than ten annual installments; or

   (c) a combination of (a) and (b) above. The Director shall designate the percentage payable under each option.

The Director's election of the form of distribution shall be made by written notice filed with the Administrator at least one year prior to the Director's voluntary retirement as a Director. Any such election may be changed by the Director at any time and from time to time without the consent of any other person by filing a later signed written election with the Administrator; provided that any election made less than one year prior to the Director's voluntary termination as a Director shall not be valid, and in such case payment shall be made in accordance with the Director's prior election.

The number of Shares to be distributed in each installment shall be equal to the quotient obtained by dividing the number of Deferred Shares in the Director's Deferred Share Account as of the date of such installment payment by the number of installment payments remaining to be made to or in respect of such Director at the time of calculation. Fractional Shares shall be rounded down to the nearest whole Share, and such fractional amount shall be re-credited as a fractional Deferred Share in the Director's Deferred Share Account.

If a Director elects payment in a single distribution in cash, the amount of the payout shall be equal to the Fair Market Value of the Deferred Shares in the Director's Deferred Share Account on the Settlement Date. If such Director elects payout in installments in cash, an amount equal to the Fair Market Value of the Deferred Shares in the Director's Deferred Share Account on the Settlement Date shall be transferred to the Director's Deferred Fee Account pending distribution.

If a Director fails to make an election in a timely manner as provided in this Section 6.4, distribution of the Director's Deferred Share Account shall be made in Shares in a single distribution.

D-5

6.5 *Special Distributions*. Notwithstanding any other provision of this Article VI, a Director may elect to receive a distribution of part or all of his or her Deferred Share Account in one or more distributions if (and only if) the number of the Shares in the Director's Deferred Share Account subject to such distribution is reduced by 10%. Any distribution made pursuant to such an election shall be made within 60 days of the date such election is submitted to the Administrator. The remaining 10% of the portion of the electing Director's Deferred Share Account subject to such distribution shall be forfeited.

6.6 *Beneficiary Designation*. As used in the Plan the term "Beneficiary" means:

(a) The person last designated as Beneficiary by the Director in writing on a form prescribed by the Administrator;

(b) If there is no designated Beneficiary or if the person so designated shall not survive the Director, such Director's spouse; or

(c) If no such designated Beneficiary and no such spouse is living upon the death of a Director, or if all such persons die prior to the distribution of the Director's balance in his or her Deferred Share Account, then the legal representative of the last survivor of the Director and such persons, or, if the Administrator shall not receive notice of the appointment of any such legal representative within one year after such death, the heirs-at-law of such survivor shall be the Beneficiaries to whom the then remaining balance of such Accounts shall be distributed (in the proportions in which they would inherit his or her intestate personal property).

Any Beneficiary designation may be changed from time to time by the filing of a new form. No notice given under this Section 6.6 shall be effective unless and until the Administrator actually receives such notice.

6.7 *Facility of Payment*. Whenever and as often as any Director or his or her Beneficiary entitled to payments hereunder shall be under a legal disability or, in the sole judgment of the Administrator, shall otherwise be unable to apply such payments to his or her own best interests and advantage, the Administrator in the exercise of its discretion may direct all or any portion of such payments to be made in any one or more of the following ways: (i) directly to him or her; (ii) to his or her legal guardian or conservator; or (iii) to his or her spouse or to any other person, to be expended for his or her benefit; and the decision of the Administrator, shall in each case be final and binding upon all persons in interest.

ARTICLE VII

ADMINISTRATION, AMENDMENT AND TERMINATION

7.1 *Administration*. The Plan shall be administered by the Administrator. The Administrator shall have such powers as may be necessary to discharge its duties hereunder. The Administrator may, from time to time, employ, appoint or delegate to an agent or agents (who may be an officer or officers of the Company) and delegate to them such administrative duties as it sees fit, and may from time to time consult with legal counsel who may be counsel to the Company or its subsidiaries. The Administrator shall have no power to add to, subtract from or modify any of the terms of the Plan, or to change or add to any benefits provided under the Plan, or to waive or fail to apply any requirements of eligibility for a benefit under the Plan. No member of the Administrator shall act in respect of his or her own Deferred Share Account. All decisions and determinations by the Administrator shall be final and binding on all parties. No member of the Administrator shall be liable for any such action taken or determination made in good faith. All decisions of the Administrator shall be made by the vote of the majority, including actions and writing taken without a meeting. All elections, notices and directions under the Plan by a Director shall be made on such forms as the Administrator shall prescribe.

7.2 *Amendment and Termination*. The Board may alter or amend this Plan from time to time or may terminate it in its entirety; provided, however, that no such action shall, without the consent of a Director, affect the rights in any Shares issued or to be issued to such Director, in any Deferred Shares in a Director's Deferred Share Account or in any amounts in a Director's Deferred Fee Account; and further provided, that, any amendment which must be approved by the shareholders of the Company in order to comply with applicable law or the rules of any national securities exchange or national quotation system upon which the Shares are traded or quoted will not be effective unless and until such approval has been obtained.

ARTICLE VIII

FINANCING OF BENEFITS

8.1 *Financing of Benefits*. The Shares and benefits payable in cash under the Plan to a Director or, in the event of his or her death, to his or her Beneficiary shall be paid by the Company from its general assets. The right to receive payment of the Shares and benefits payable in cash represents an unfunded, unsecured obligation of the Company. No person entitled to payment under the Plan shall have any claim, right, security interest or other interest in any fund, trust, account, insurance contract, or asset of the Company which may be responsible for such payment.

8.2 *Security for Benefits*. Notwithstanding the provisions of Section 8.1, nothing in this Plan shall preclude the Company from setting aside Shares or funds in trust ("Trust") pursuant to one or more trust agreements between a trustee and the Company. However, no Director or Beneficiary shall have any secured interest or claim in any assets or property of the Company or the Trust and all Shares or funds contained in the Trust shall remain subject to the claims of the Company's general creditors.

8.3 *Guarantee by Subsidiaries*. Each subsidiary of the Company jointly and severally guarantees the performance by the Company of its obligations under the Plan.

ARTICLE IX

SHARES SUBJECT TO PLAN

9.1 *Shares Subject to Plan*. Subject to adjustment as provided in this Plan, the total number of Shares which may be issued under this Plan shall be 100,000; provided however, that such Shares (i) may be supplemented by Shares authorized but not granted under the following Company Plans: Management Incentive Stock Plan, Employee Stock Purchase Plan, Equity Ownership Plan, Nonemployee Directors' Stock Option Plan and Nonemployee Directors' Equity Ownership Plan ("stock related plans") and (ii) shall be reduced by any shares authorized under this Plan designated to be used to grant awards under any other stock related plan in excess of the shares authorized under such other plan. Notwithstanding the foregoing, in no event shall the sum of all Shares granted, out of the additional 800,000 Shares authorized pursuant to the amendment to the Equity Ownership Plan and the establishment of the Nonemployee Directors' Equity Ownership Plan, both on the date hereof, pursuant to Required Retainer Shares and Voluntary Shares under the Plan, Awards other than Options and Stock Appreciation Rights under the Equity Ownership Plan and Restricted Shares under the Nonemployee Directors' Equity Ownership Plan exceed 600,000 Shares.

9.2 *Adjustments*. In the event of any change in the outstanding Shares by reason of (a) any stock dividend, stock split, combination of shares, recapitalization or any other change in the capital structure of the Company, (b) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing, the number and kind of shares specified in Article III, the number or kind of Shares that may be issued under the Plan as specified in Article IX and the number of Deferred Shares in a Director's Deferred Share Account shall automatically be adjusted so that the proportionate interest of the Directors shall be maintained as before the occurrence of such event. Such adjustment shall be conclusive and binding for all purposes with respect to the Plan.

ARTICLE X

GENERAL PROVISIONS

10.1 *Interests Not Transferable; Restrictions on Shares and Rights to Shares.* No rights to Shares or other benefits payable in cash shall be assigned, pledged, hypothecated or otherwise transferred by a Director or any other person, voluntarily or involuntarily, other than by will or the laws of descent and distribution. No person shall have any right to commute, encumber, pledge or dispose of any other interest herein or right to receive payments hereunder, nor shall such interests or payments be subject to seizure, attachment or garnishment for the payments of any debts, judgments, alimony or separate maintenance obligations or be transferable by operation of law in the event of bankruptcy, insolvency or otherwise, all payments and rights hereunder being expressly declared to be nonassignable and nontransferable.

10.2 *Governing Law*. The provisions of this Plan shall be governed by and construed in accordance with the laws of the State of Delaware.

10.3 *Withholding Taxes*. To the extent that the Company or a subsidiary is required to withhold Federal, state or local taxes in connection with any component of a Director's compensation in cash or Shares, and the amounts available to the Company or such subsidiary for such withholding are insufficient, it shall be a condition to the receipt of any Shares that the Director make arrangements satisfactory to the Company or such subsidiary for the payment of the balance of such taxes required to be withheld, which arrangement may include relinquishment of the Shares. The Company or a subsidiary and a Director may also make similar arrangements with respect to payment of any other taxes derived from or related to the payment of Shares with the respect to which withholding is not required.

10.4 *Miscellaneous*. Headings are given to the sections of this Plan solely as a convenience to facilitate reference. Such headings, numbering and paragraphing shall not in any case be deemed in any way material or relevant to the construction of this Plan or any provisions thereof. The use of the singular shall also include within its meaning the plural, and vice versa.

ROADWAY CORPORATION
2001 EMPLOYEE STOCK PURCHASE PLAN

SECTION 1   *Purpose*

This 2001 Employee Stock Purchase Plan (the "Plan") is an amendment and restatement of the Roadway Express, Inc. 1996 Employee Stock Purchase Plan. The Plan is intended to advance the interests of Roadway Corporation (the "Company"), its subsidiaries and its stockholders and to strengthen the Company's and its subsidiaries' ability to attract and retain employees who have the training, experience and ability to enhance the profitability of the Company and its subsidiaries and to reward employees of the Company and its subsidiaries upon whose judgment, initiative and effort the successful conduct and development of their business largely depends. It is further intended that options issued pursuant to this Plan shall constitute options issued pursuant to an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended from time to time (the "Code"). The purpose of this amendment and restatement of the Plan is to reflect the formation of the Company and the exchange of common shares of Roadway Express, Inc. for common shares of the Company pursuant to the Agreement and Plan of Merger by and among Roadway Express, Inc., Roadway Merger Corp. and Roadway Corporation dated May 29, 2001.

SECTION 2   *Administration*

The Plan shall be administered by the Compensation and Nominating Committee of the Board of Directors of the Company or such other committee of not less than two members of the Board of Directors appointed by the Board of Directors (the "Committee"). The majority of the Committee shall constitute a quorum, and the action of a majority of the members of the Committee present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the Committee.

The interpretation and construction by the Committee of any provision of the Plan or of any option granted under it shall be final. The Committee may establish any policies or procedures which in the discretion of the Committee are relevant to the operation and administration of the Plan and may adopt rules for the administration of the Plan. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any option granted under it.

SECTION 3   *Eligibility*

All employees (as defined below) of the Company or of any subsidiary (as defined below) of the Company, employees of which have been designated by the Company as eligible to participate in the Plan, who are not executive officers (as defined below) and who have been employed by the Company or by a subsidiary of the Company for 6 months or more on the date of any grant of options pursuant to the Plan shall be offered options under the Plan to purchase the Company's common stock, $.01 par value per share ("Common Stock"), except that no employee shall be granted an option under the Plan, if immediately after the option was granted, such employee would own stock possessing 5 percent or more of the total combined voting power or value of all classes of stock of the Company or of any subsidiary of the Company. For purposes of this paragraph, stock ownership of an individual shall be determined under the rules of Section 424(d) of the Code, and stock which the employee may purchase under outstanding options shall be treated as owned by the employee.

For purposes of the Plan, the term "employee" shall not include an employee whose customary employment is less than 20 hours per week. For purposes of the Plan, the term "subsidiary" shall mean any corporation that the Company controls, through one or more intermediaries, by ownership of 50 percent or more of such corporation's outstanding voting securities, and the term "executive officer" shall mean any employee who is subject to the requirements of Section 16(a) of the Securities Exchange Act of 1934.

SECTION 4   *Stock*

The stock subject to the options granted under the Plan shall be shares of authorized but unissued or reacquired Common Stock. The aggregate number of shares which may be purchased under the Plan shall not exceed 950,000 shares of Common Stock; provided, however, that such shares (1) may be supplemented by shares of Stock authorized but not granted under the following Company plans: Management Incentive Stock Plan, Equity Ownership Plan, Nonemployee Directors' Stock Option Plan, Nonemployee Directors' Equity and Deferred

Compensation Plan and Nonemployee Directors' Equity Ownership Plan ("stock related plans") and (2) shall be reduced by any shares authorized under this Plan designated to be used to grant awards under any other stock related plan in excess of the shares authorized under such other plan. Notwithstanding the foregoing or any provision of any other stock related plan, 150,000 shares of the 950,000 shares of Stock authorized under the Plan shall not be available to supplement shares of Stock authorized under any other stock related plan. In the event that the number of shares subject to options to be granted pursuant to any offering under the Plan exceeds the number of shares available to be purchased under the Plan, the shares available to be purchased shall be allocated on a pro rata basis among the options to be granted.

SECTION 5   *Terms and Conditions of Options*

Options granted pursuant to the Plan shall be evidenced by agreements in such form as the Committee shall from time to time approve, provided that all employees granted such options shall have the same rights and privileges (except as otherwise provided in subparagraphs (a) and (e) below), and provided further that such options shall comply with and be subject to the following terms and conditions:

(a) *Number of Shares*. Each option granted hereunder shall state the number of shares to which it pertains, which number shall be determined, prior to the date of granting of such option, with respect to the employee to whom such option is offered, in accordance with uniform policies and procedures established by the Committee; *provided*, *however*, that the number of shares to which any option may pertain shall not exceed a maximum number to be computed in accordance with the following formula:

Each eligible employee shall be granted an option to purchase up to the number of shares, 85 percent of the fair market value of which on the date of grant of the option is equal to 10 percent of the basic compensation (as hereinafter defined) earned by the employee. If the number of shares computed in accordance with the foregoing includes a fraction, such number shall be rounded down to the next whole number. For purposes of this paragraph, the term "basic compensation" is the yearly cash compensation of the employee (assuming equal payments over a 12-month period) excluding, without limitation, any bonuses or awards under the Company's management incentive program, but including any quotas set in connection with any sales incentive compensation plan, to be determined as of the pay period immediately preceding a date 30 days prior to the date of grant of such option.

Notwithstanding the above, the Committee shall, in its discretion, have the authority to exclude, with respect to all employees, any other form of compensation from the definition of "basic compensation," provided such exclusion shall comply with Section 423(b)(5) of the Code. In addition, the Committee shall, in determining the number of shares subject to an option, have the authority, prior to the date of grant of such option, to adjust the percentage to a percentage from 1 percent to 10 percent, both inclusive. Further, the Committee may, in its discretion, prior to any offering pursuant to the Plan, set a maximum aggregate number of shares (subject to Section 4 of the Plan) which may be purchased under options granted pursuant to the offering. In the event employees elect to withhold funds from their compensation and/or to reinvest dividends sufficient to purchase shares in excess of such maximum number, the number of shares purchased by employees under each such option shall be reduced on a pro rata basis.

(b) *Option Price*. Each option shall state the option price, which shall be determined by the Committee; *provided*, however, that such option price shall not be an amount less than the lesser of 85 percent of the fair market value of the shares of Common Stock on the date of the granting of the option or 85 percent of the fair market value of such stock on the exercise date (as defined in Section 5(d) of the Plan). During such time as the Common Stock is quoted as a National Market Issue on the National Association of Securities Dealers Automated National Market Quotation System, the fair market value per share shall be the closing price of the Common Stock as quoted by NASDAQ on the last trading day before the day the option is exercised. Subject to the foregoing, the Committee shall have full authority and discretion in fixing the option price.

(c) *Medium and Time of Payment*. The option price shall be payable in full in United States dollars, pursuant to uniform policies and procedures established by the Committee, not later than the exercise date (as defined in Section 5(d) of the Plan) of such option. The funds required for such payment shall be derived from (i) dividends paid on any shares under the Plan which the employee has elected to use for the payment and (ii) regular withholding from an employee's compensation in approximately equal installments over the term of the option or such other period as may be approved by the Committee. Any such dividends to be used for payment or funds withheld from an employee's compensation in excess of the actual option price shall be refunded to the employee. No interest shall accrue on the employee funds held by the Company. An employee shall have the right at any time to terminate the use of dividends for payment or to terminate the withholding from his compensation of amounts to be paid toward the option price, or to decrease the amount so withheld, by submitting a written request to the Company. An employee shall have the right to cancel his option in whole or in part and to obtain a refund of dividend amounts or amounts withheld from his compensation by the Company by submitting a written request to the Company which must be received by the Company prior to the exercise date. Such withheld amounts shall thereafter be paid to the employee within a reasonable period of time. No interest shall accrue on such amounts.

(d) *Term of Option*. The date on which the Common Stock to which an option pertains is to be purchased by the optionee (the "exercise date") shall be the last day of the term of the option, except as otherwise provided in the Plan. The Committee shall, in its discretion, establish the term of each option granted hereunder, except that in no event shall any term be in excess of l year or be less than 1 month from the date of grant, and except that all options granted to employees pursuant to any offering under the Plan must be for the same term. Except to the extent an option has been cancelled by the optionee prior to the exercise date, it shall be deemed automatically exercised on the exercise date to the extent of payments received from the optionee.

(e) *Accrual Limitation*. No option shall permit the rights of an optionee to purchase stock under all "employee stock purchase plans" (as defined in the Code) of the Company or its Subsidiaries to accrue at a rate which exceeds $25,000 of fair market value of such stock (determined at the time the option is granted) for each calendar year in which the option is outstanding at any time. For purposes of this Section 5(e)-(i) the right to purchase stock under an option accrues when the option (or any portion thereof) first becomes exercisable during the calendar year, (ii) the right to purchase stock under an option accrues at the rate provided in the option, but in no case may such rate exceed $25,000 of fair market value of such stock (determined at the time such option is granted) for any one calendar year and (iii) a right to purchase stock which has accrued under an option granted pursuant to the Plan may not be carried over to any other option.

(f) *Termination of Employment*. In the event that an optionee shall cease to be employed by the Company or any subsidiary of the Company for any reason (including death) before the exercise date such optionee's right to have his option exercised shall be terminated. Any dividends to be used for payment or amounts withheld from the optionee's compensation for purposes of the Plan which remain in an employee's account shall be refunded. No interest shall accrue on such amount.

(g) *Transfer of Option*. No option shall be transferrable by an optionee.

(h) *Adjustments*. The Committee may make or provide for such adjustments in the option price and in the number or kind of shares of the Common Stock or other securities covered by outstanding options as the Committee in its sole discretion, exercised in good faith, may determine is equitably required to prevent dilution or enlargement of the rights of optionees that would otherwise result from (a) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, (b) any merger, consolidation, spin-off, split-off, spin-out, split-up, separation, reorganization, partial or complete liquidation, or other distribution of assets, issuance of rights or warrants to purchase stock, or (c) any other corporate transaction or event having an effect similar to any of the foregoing. Moreover, in the event of any such transaction or event, the Committee, in its discretion, may provide in substitution for any or all outstanding awards under this Plan such alternative consideration as it, in good faith, may determine to be equitable in the circumstances and may require in connection therewith the surrender of all awards so replaced, except that in no event shall the Committee substitute such alternative consideration that would disqualify this Plan as an "employee stock purchase plan" within the meaning of Section 423 of the Code. The Committee may also make or provide for such adjustments in the number or kind of shares of the Common Stock or other securities which may be sold under the Plan as the Committee in its sole discretion, exercised in good faith, may determine is appropriate to reflect any transaction or event described in clause (a) of the preceding sentence.

The grant of an option pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes in its capital or business structure or to merge or to consolidate or to dissolve, liquidate or sell or transfer all or any part of its business or assets.

(i) *Rights as a Stockholder*. An optionee shall have no rights as a stockholder with respect to any Common Stock covered by his option until the exercise date following payment in full. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date is prior to the date of such exercise, except as provided in Section 5(h) of the Plan.

(j) *Nondistribution Purpose.* Unless the Common Stock subject to options under the Plan is registered under the Securities Act of 1933, as amended (the "Securities Act"), each option under the Plan shall be granted on the condition that the purchases of stock thereunder shall not be made with a view to resale or distribution or any participation therein. Resales of such stock without registration under the Securities Act may not be made unless, in the opinion of counsel for the Company, such resale is permissible under the Securities Act and any other applicable law, regulation or rule of any governmental agency.

(k) *Fractional Shares.* An employee's option may be exercised to purchase fractional shares of Common Stock under the Plan. The Company, however, shall have the right to pay cash in lieu of any fractional shares of Common Stock to be distributed from an employee's account under the Plan.

(l) *Other Provisions.* The option agreements authorized under the Plan shall contain such other provisions as the Committee may deem advisable, provided that no such provisions may in any way be in conflict with the terms of the Plan.

SECTION 6   *Term of Plan*

Options granted pursuant to the Plan shall be granted within a period of 10 years from the date the Plan was adopted by the board of directors of Roadway Express, Inc.

SECTION 7   *Amendment or Termination of the Plan*

The Plan may be amended from time to time by the Board of Directors of the Company, but without further approval of the stockholders, no such amendment shall increase the aggregate number of shares of Common Stock that may be issued and sold under the Plan (except that adjustments authorized by the last sentence of the first paragraph of Section 5(h) of the Plan shall not be limited by this provision) or change the designation of Section 3 of the class of employees eligible to receive options. Furthermore, the Plan may not, without further approval of the stockholders, be amended in any manner that would cause options issued under it to fail to meet the requirements applicable to "employee stock purchase plans" as defined in Section 423 of the Code. The Plan may be terminated at any time by the Board of Directors of the Company, subject to the rights of outstanding optionees.

SECTION 8   *Application of Funds*

The proceeds received by the Company from the sale of Common Stock pursuant to options granted under the Plan shall be used for general corporate purposes.

SECTION 9   *Approval of Stockholders*

The Plan became effective on January 1, 1996 upon approval of the holders of a majority of the shares of Common Stock of Roadway Express, Inc. on December 22, 1995.

SECTION 10   *Options Granted Prior to May 30, 2001*

Options granted before May 30, 2001 are covered by the terms of the Plan in effect before this amendment and restatement.

Proxy — Roadway Corporation

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE ANNUAL MEETING OF SHAREHOLDERS ON MARCH 27, 2002.

The undersigned hereby appoints Michael W. Wickham, James D. Staley and J. Dawson Cunningham, or any of them or their substitutes, as Proxies, each with the power to appoint his substitutes, and hereby authorizes them to represent and vote all the shares of common stock of Roadway Corporation held of record by the undersigned at the close of business on February 12, 2002, at the Annual Meeting of Shareholders to be held at the Sheraton Four Points Hotel, located at 3150 West Market Street, Fairlaw, Ohio, on Wednesday, March 27, 2002, at 9:00 a.m., and at any adjournments or postponements thereof. In their discretion, the Proxies are authorized to vote in accordance with their judgment upon such other business as may properly come before the meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the election as directors of the nominees listed; FOR approval of the amendment to the Roadway Corporation Equity Ownership Plan; FOR approval of the adoption of the Roadway Corporation Nonemployee Directors' Equity Ownership Plan; FOR approval of the amendment to the Roadway Corporation Nonemployee Directors' Stock Option Plan; FOR approval of the amendment to the Roadway Corporation Nonemployee Directors' Equity and Deferred Compensation Plan; FOR approval of the amendment to the Roadway Corporation 2001 Employee Stock Purchase Plan; and FOR ratification of the independent auditors of the Company for 2002.

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES, SEE REVERSE SIDE, BUT YOU NEED NOT MARK ANY BOXES IF YOU WISH TO VOTE IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS. THE PROXIES CANNOT VOTE YOUR SHARES UNLESS YOU SIGN, DATE AND RETURN THIS CARD.

PLEASE VOTE, SIGN, DATE AND RETURN THIS PROXY FORM PROMPTLY USING THE ENCLOSED ENVELOPE.

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Roadway Corporation

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[ ] Mark this box with an X if you have made changes to your name or address details below.

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MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
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ADD 3
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Holder Account Number

C 1234567890 J N T

Use a black pen. Print in CAPITAL letters inside the grey areas as shown in this example. [A][B][C] [1][2][3] [X]

Annual Meeting Proxy Card

A Election of Directors

DIRECTOR NOMINEES:

	For	Withhold		For	Withhold
01-Frank P. Doyle	[ ]	[ ]	05-Carl W. Schafer	[ ]	[ ]
02-John F. Fiedler	[ ]	[ ]	06-Sarah Roush Werner	[ ]	[ ]
03-Dale F. Frey	[ ]	[ ]	07-Michael W. Wickham	[ ]	[ ]
04-Phillip J. Meek	[ ]	[ ]			

B Issues

DIRECTORS RECOMMEND A VOTE **FOR** THE FOLLOWING PROPOSALS:

		For	Against	Abstain
2.	Approval of the amendment to the Roadway Corporation Equity Ownership Plan.	[ ]	[ ]	[ ]
3.	Approval of the adoption of the Roadway Corporation Nonemployee Directors' Equity Ownership Plan.	[ ]	[ ]	[ ]
4.	Approval of the amendment to the Roadway Corporation Nonemployee Directors' Stock Option Plan.	[ ]	[ ]	[ ]
5.	Approval of the amendment to the Roadway Corporation Nonemployee Directors' Equity and Deferred Compensation Plan.	[ ]	[ ]	[ ]
6.	Approval of the amendment to the Roadway Corporation 2001 Employee Stock Purchase Plan.	[ ]	[ ]	[ ]
7.	Ratification of Ernst & Young LLP as independent auditors.	[ ]	[ ]	[ ]

CONFIDENTIAL VOTE REQUESTED **Yes** [ ]

C Authorized Signatures – Sign Here – This section must be completed for your instructions to be executed.

Note: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature 1	Signature 2	Date (dd/mm/yyyy)
		/ /

Proxy — Confidential Voting Instructions — Roadway Corporation

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE ANNUAL MEETING OF SHAREHOLDERS ON MARCH 27, 2002.

To Key Bank National Association, Trustee of the Roadway Corporation 401(k) Stock Savings Plan (the “Plan”): The undersigned, a participant in and named fiduciary under the Plan, hereby directs the Trustee to vote in person or by proxy (a) all common shares of Roadway Corporation credited to the undersigned’s account under the Plan on the record date (“allocated shares”); and (b) the proportionate number of common shares of Roadway Corporation allocated to the accounts of other participants in the Plan, but for which the Trustee does not receive valid voting instructions (“non-directed shares”) and as to which the undersigned is entitled to direct the voting in accordance with the Plan provisions. Under the Plan, shares allocated to the accounts of participants for which the Trustee does not receive timely directions in the form of a signed voting instruction card are voted by the Trustee as directed by the participants who timely tender a signed voting instruction card. By completing this Confidential Voting Instruction Card and returning it to the Trustee, you are authorizing the Trustee to vote allocated shares and a proportionate amount of the non-directed shares held in the Plan. The number of non-directed shares for which you may instruct the Trustee to vote will depend on how many other participants exercise their right to direct the voting of their allocated shares. Any participant wishing to vote the non-directed shares differently from the allocated shares may do so by requesting a separate voting instruction card from the tabulator at 1-800-991-8947.

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES, SEE REVERSE SIDE, BUT YOU NEED NOT MARK ANY BOXES IF YOU WISH TO VOTE IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS. THE PROXIES CANNOT VOTE YOUR SHARES UNLESS YOU SIGN, DATE AND RETURN THIS CARD.

PLEASE VOTE, SIGN, DATE AND RETURN THIS PROXY FORM PROMPTLY USING THE ENCLOSED ENVELOPE.

YOU ARE ENCOURAGED TO HAVE YOUR VOTE SUBMITTED NO LATER THAN MARCH 25, 2002 TO ALLOW SUFFICIENT TIME FOR TABULATION.

CONTROL NUMBER +

Roadway Corporation

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[ ] Mark this box with an X if you have made changes to your name or address details below.

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

000000000.000 ext
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Holder Account Number

C 1234567890 J N T

Use a black pen. Print in CAPITAL letters inside the grey areas as shown in this example. [A][B][C] [1][2][3] [X]

Annual Meeting Proxy Card

A Election of Directors

DIRECTOR NOMINEES:

	For	Withhold		For	Withhold
01-Frank P. Doyle	[ ]	[ ]	05-Carl W. Schafer	[ ]	[ ]
02-John F. Fiedler	[ ]	[ ]	06-Sarah Roush Werner	[ ]	[ ]
03-Dale F. Frey	[ ]	[ ]	07-Michael W. Wickham	[ ]	[ ]
04-Phillip J. Meek	[ ]	[ ]			

B Issues

DIRECTORS RECOMMEND A VOTE **FOR** THE FOLLOWING PROPOSALS:

	For	Against	Abstain
2. Approval of the amendment to the Roadway Corporation Equity Ownership Plan.	[ ]	[ ]	[ ]
3. Approval of the adoption of the Roadway Corporation Nonemployee Directors' Equity Ownership Plan.	[ ]	[ ]	[ ]
4. Approval of the amendment to the Roadway Corporation Nonemployee Directors' Stock Option Plan.	[ ]	[ ]	[ ]
5. Approval of the amendment to the Roadway Corporation Nonemployee Directors' Equity and Deferred Compensation Plan.	[ ]	[ ]	[ ]
6. Approval of the amendment to the Roadway Corporation 2001 Employee Stock Purchase Plan.	[ ]	[ ]	[ ]
7. Ratification of Ernst & Young LLP as independent auditors.	[ ]	[ ]	[ ]

CONFIDENTIAL VOTE REQUESTED **Yes** [ ]

C Authorized Signatures – Sign Here – This section must be completed for your instructions to be executed.

Note: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature 1	Signature 2	Date (dd/mm/yyyy)
		/ /